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PROSPECTUS

10,000,000 Shares

Dot Hill Systems Corp.

Common Stock

This is an offering of shares of common stock of Dot Hill Systems Corp. Of the 10,000,000 shares being offered, Dot Hill is selling 8,672,000 shares and the selling stockholders are selling 1,328,000 shares. We will not receive any of the proceeds from the sale of shares by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol "HILL". On September 17, 2003, the last reported sale price of our common stock on the Nasdaq National Market was $16.18 per share.

Investing in our common stock involves risks. "Risk Factors" begin on page 6.

	Per Share	Total
Public Offering Price	$15.500	$155,000,000
Underwriting Discounts and Commissions	$0.814	$8,140,000
Proceeds to Dot Hill Systems Corp. (before expenses)	$14.686	$127,356,992
Proceeds to Selling Stockholders (before expenses)	$14.686	$19,503,008

We and the selling stockholders have granted the underwriters a 30-day option to purchase up to 1,500,000 additional shares of our common stock to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about September 23, 2003.

LEHMAN BROTHERS
DEUTSCHE BANK SECURITIES
RBC CAPITAL MARKETS
ROTH CAPITAL PARTNERS

September 17, 2003

SANscape®
Storage Management Software

Online Help
SANscape®

SANpath®
Storage Area Networking Software

Shared Storage Configuration

SANnet® II
Multi-terabyte
Solution
SANnet® II
SCSI, FC and NAS
Solution
SANnet® II
Blade Solution

Entry-level

Midrange

High-end

        You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the underwriters have authorized anyone, including the selling stockholders, to provide you with information different from that contained in this prospectus. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and may not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the information set forth in "Risk Factors" and information incorporated herein by reference before making an investment decision. In this prospectus, "Dot Hill," "our company," "we," "us" and "our" refer to Dot Hill Systems Corp.

Dot Hill Systems Corp.

        We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance. Our SANnet products have been distinguished by certification as Network Equipment Building System, or NEBS, Level 3 and are MIL STD-810F compliant based on their ruggedness and reliability.

        Our products and services are sold worldwide to end-users primarily through our channel partners, including original equipment manufacturers, or OEMs, systems integrators, or SIs, and value added resellers, or VARs. In May 2002, we entered into a three-year OEM agreement with Sun Microsystems, or Sun, to provide our storage hardware and software products for private label sales by Sun. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We continue to develop new products for resale by Sun and other channel partners and expect to begin shipping two additional new products for resale later this year. We also have OEM relationships with Comverse Technology, Inc., Motorola, Inc. and StorageTek Corp. We will continue to pursue additional OEM relationships with other industry leaders to benefit from their extensive direct and indirect distribution networks, installed customer base and sales and marketing resources.

        As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to Solectron Corporation, a leading electronics manufacturing services company. Our agreement with Solectron allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale.

        The need for high reliability, high performance networked storage and data management solutions continues to grow rapidly. International Data Corporation, or IDC, estimates that the total combined amount worldwide of storage-related expenditures will increase from approximately $54.0 billion in 2002 to over $71.4 billion in 2006, growing at an overall compound annual growth rate, or CAGR, of 7.2% (IDC, Worldwide Disk Storage Systems Forecast and Analysis, 2002 - 2006, December 2002). We offer high reliability, high performance storage area network, or SAN, systems in an open systems architecture in several configurations, including Fibre Channel and network attached storage, or NAS. According to IDC, by 2006 Fibre Channel SANs will represent 40.1% of total worldwide storage systems expenditures, up from 23.9% in 2002, and growing at a 14.7% CAGR from $4.8 billion in 2002 to $8.2 billion in 2006. IDC also estimates that by 2006 NAS devices will represent 20.0% of total worldwide storage systems expenditures, up from 8.3% in 2002, and growing at a 25.6% CAGR from $1.7 billion in 2002 to $4.1 billion in 2006.

        Our products are installed worldwide at companies ranging from small businesses to large enterprises, government agencies and other institutions. Our entry-level and midrange products incorporate a number of high performance features found on high-end systems at prices suitable for end-users in the entry-level and midrange storage markets. We serve a broad range of end-users across all storage markets, with product lines ranging from 180 gigabyte, or GB, appliances to complete

28 terabyte, or TB, storage systems. Our products may be integrated in a modular building block fashion or configured into a complete storage solution and enable our indirect channel partners to customize solutions for end-users by bundling our products with value-added hardware, software and services.

        We have broad management and technical experience in designing, developing and marketing networked storage solutions. Our senior management has over 150 years of combined experience in the storage industry and our research and development programs are driven by our innovative engineering team.

Our Strategy

        Over the past year we have focused on achieving profitable growth by moving from a direct sales to an indirect sales channel model, outsourcing our manufacturing and service operations, and focusing on our core competencies in research, engineering and design. Our objective is to capture an increasing share of the open systems storage solutions market by:

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  expanding our existing OEM relationships;

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  broadening our indirect sales channels;

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  extending our technology leadership; and

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  pursuing strategic alliances, partnerships and acquisitions.

Our Company

        Dot Hill was formed in 1999 by the combination of Box Hill Systems Corp. and Artecon, Inc. We reincorporated in Delaware in 2001. Our telephone number is (760) 931-5500. Our principal executive offices are located at 6305 El Camino Real, Carlsbad, California 92009. We have facilities in Carlsbad, California, Japan and the Netherlands. We also have sales offices in Boston, Massachusetts, Germany, Singapore and the United Kingdom. Our website address is http://www.dothill.com. Information contained on our website does not constitute a part of this prospectus. Our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and all amendments to those reports that we file with the Securities and Exchange Commission, or SEC, are currently available free of charge to the general public through our website. These reports are accessible on our website promptly after being filed with the SEC.

        We recently elected to move from the American Stock Exchange to the Nasdaq National Market, where our common stock began trading on July 28, 2003.

        The Dot Hill logo, SANnet®, SANscape®, SANpath®, Dot Hill Systems® and Dot Hill® are our registered trademarks. All other trade names and trademarks mentioned in this prospectus are the property of their respective owners.

THE OFFERING

Common stock offered by Dot Hill	8,672,000 shares
Common stock offered by selling stockholders	1,328,000 shares
Common stock to be outstanding after this offering	41,451,318 shares
Use of proceeds
We intend to use the net proceeds of this offering to finance the growth of our business, expand research and development and for general corporate purposes. We may also use a portion of the proceeds for acquisitions or other investments. We will not receive any of the net proceeds from the sale of the shares by the selling stockholders.
Nasdaq National Market symbol	"HILL"

        The number of shares of our common stock to be outstanding after the offering set forth above is based on 32,779,318 shares outstanding as of September 17, 2003. The number of outstanding shares excludes:

  •
  an aggregate of 4,845,551 shares of our common stock reserved for issuance under our equity incentive plans, of which 3,277,681 shares were subject to outstanding stock options as of September 17, 2003, at a weighted average exercise price of $3.98 per share; and

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  an aggregate of 2,065,316 shares of our common stock issuable upon exercise of outstanding warrants.

ABOUT THIS PROSPECTUS

        Unless otherwise indicated, the information in this prospectus assumes no exercise of the underwriters' over-allotment option.

        Prior to making a decision about investing in our common stock, you should consider carefully the specific risks contained in the section "Risk Factors" beginning on page 6, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table summarizes financial data regarding our business. You should read this information together with the consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. See "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Dot Hill was formed in 1999 by the combination of Box Hill Systems and Artecon.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$168,355	$124,216	$121,197	$56,277	$46,936	$22,096	$78,950
Gross profit	58,591	37,604	43,467	11,459	1,492	2,637	15,550
Operating income (loss)	279	(13,454)	(3,969)	(28,369)	(37,764)	(18,539)	770
Net income (loss)	584	(9,047)	(948)	(43,391)	(34,303)	(15,062)	1,096
Net income (loss) attributable to common stockholders	584	(9,047)	(948)	(43,391)	(34,759)	(15,062)	955
Net income (loss) per share:
Basic	$0.03	$(0.39)	$(0.04)	$(1.76)	$(1.39)	$(0.61)	$0.03
Diluted	$0.02	$(0.39)	$(0.04)	$(1.76)	$(1.39)	$(0.61)	$0.03
Weighted average shares outstanding:
Basic	22,903	23,385	24,253	24,703	24,953	24,854	28,877
Diluted	24,442	23,385	24,253	24,703	24,953	24,854	32,954

        The following table summarizes our balance sheet as of June 30, 2003:

  •
  on an actual basis; and

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  on an as adjusted basis to give effect to the sale by us and the selling stockholders of 10,000,000 shares in this offering, at an offering price to the public of $15.50 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	As of June 30, 2003
	Actual	As Adjusted
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$30,677	$157,284
Working capital	19,856	146,463
Total assets	58,094	184,701
Total long-term debt	266	266
Total stockholders' equity	$24,406	$151,013

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before purchasing our common stock, you should carefully consider the risks described below in addition to the other information in this prospectus. Our business, results of operations and financial condition may be materially and adversely affected due to any of the following risks. The risks described below are not the only ones we face. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our financial statements and related notes.

Risks Related to Our Business and Industry

Under our OEM agreement with Sun, Sun is not required to make minimum purchases or purchase exclusively from us, and we cannot assure you that our relationship with Sun will not be terminated or will generate significant sales.

        Our business is highly dependent on our relationship with Sun. Sales to Sun accounted for 25.0% and 81.0% of our net revenue for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively. Our OEM agreement with Sun has an initial term of three years and may be renewed at the discretion of Sun. However, there are no minimum purchase requirements or guarantees in our agreement with Sun, the agreement does not obligate Sun to purchase its storage solutions exclusively from us and Sun may cancel purchase orders submitted under the agreement at any time. Sun may terminate the entire contract prior to the contract expiration date upon the occurrence of certain events that are not remedied within a specified cure period. The decision by Sun not to renew its contract with us, to terminate the contract, to cease making purchases or to cancel purchase orders would cause our revenues to decline substantially. We cannot be certain if, when or to what extent Sun might terminate its contract with us, cancel purchase orders, cease making purchases or elect not to renew the contract upon the expiration of the initial term. We expect to receive a substantial majority of our projected net revenue for the year ended December 31, 2003 from sales of our products to Sun. We cannot assure you that we will achieve these expected sales levels. If we do not achieve the sales levels we expect to receive from Sun, our business and result of operations will be significantly harmed.

Any decline in Sun's sales could harm our business.

        A substantial majority of our revenues are generated by sales to Sun, which sells our products as separate units or bundled with its servers. If Sun's storage related sales decline, our revenues will also decline and our business could be materially harmed. In addition, Sun's quarterly operating results typically fluctuate downward in the first quarter of their fiscal year when compared with the immediately preceding fourth quarter. If these fluctuations cause Sun to decrease purchases of our storage products, our results in the first quarter of Sun's fiscal years, which is our third quarter, could be harmed.

We are dependent on sales to a relatively small number of customers.

        Because we intend to expand sales to channel partners, we expect to experience continued concentration in our customer base. As a result, if our relationship with any of our customers is disrupted, we would lose a significant portion of our anticipated net revenue. We cannot guarantee that our relationship with Sun or other channel partners will expand or not otherwise be disrupted. Factors that could influence our relationship with significant channel partners, including Sun, include:

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  our ability to maintain our products at prices that are competitive with those of other storage system suppliers;

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  our ability to maintain quality standards for our products sufficient to meet the expectations of our channel partners; and

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  our ability to produce, ship and deliver a sufficient quantity of our products in a timely manner to meet the needs of our channel partners.

        None of our contracts with our existing channel partners, including Sun, contain any minimum purchasing commitments. Further, we do not expect that future contracts with channel partners, if any, will include any minimum purchasing commitments. Changes in the timing or volume of purchases by our major customers could result in lower revenue. In addition, our existing contracts do not require our channel partners to purchase our products exclusively or on a preferential basis over the products of any of our competitors. Consequently, our channel partners may sell the products of our competitors.

The loss of one or more suppliers could slow or interrupt the production and sales of our products.

        Solectron, our third party manufacturer, relies on third parties to supply key components of our storage products. Many of these components are available only from limited sources in the quantities and quality we require. Solectron purchases the majority of our redundant arrays of independent disks, or RAID, controllers from Infortrend Technology, Inc., or Infortrend. Solectron may not be able to purchase the type or quantity of components from third party suppliers as needed in the future.

        From time to time there is significant market demand for disk drives, RAID controllers and other components, and we may experience component shortages, selective supply allocations and increased prices of such components. In such event, we may be required to purchase our components from alternative suppliers. Even if alternative sources of supply for critical components such as disk drives and controllers become available, incorporating substitute components into our products could delay our ability to deliver our products in a timely manner. For example, we estimate that replacing Infortrend's RAID controllers with those of another supplier would involve several months of hardware and software modification, which could significantly harm our ability to meet our customers' orders for our products, damage our customer relationships and result in a loss of sales.

Manufacturing disruptions could harm our business.

        We rely on Solectron to manufacture substantially all of our products. If our agreement with Solectron is terminated or if Solectron does not perform its obligations under our agreement, it could take several months to establish alternative manufacturing for our products and we may not be able to fulfill our customers' orders in a timely manner. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. Such an external manufacturer must meet Sun's engineering, qualification and logistics requirements. If our agreement with Solectron terminates, we may be unable to find another external manufacturer that meets Sun's requirements.

        With our increased use of third-party manufacturers, our ability to control the timing of shipments has continued and will continue to decrease. Delayed shipment could result in the deferral or cancellation of purchases of our products. Any significant deferral or cancellation of these sales would harm our results of operations in any particular quarter. Net revenue for a period may be lower than predicted if large orders forecasted for that period are delayed or are not realized, which could result in cash flow problems or a decline in our stock price.

We experienced losses in each of the past three years and may continue to experience losses in the future and may need to raise additional funds to continue our operations.

        For the years ended December 31, 2000, 2001 and 2002, we incurred net losses of $0.9 million, $43.4 million and $34.3 million, respectively. We cannot assure you that we will be profitable in any future period. We have expended, and will continue to be required to expend, substantial funds to pursue engineering, research and development projects, enhance marketing efforts and otherwise operate our business. Our future capital requirements will depend on, and could increase substantially as a result of, many factors, including:

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  our plans to maintain and enhance our engineering, research, development and product testing programs;

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  the success of our manufacturing strategy;

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  the success of our sales and marketing efforts;

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  the extent and terms of any development, marketing or other arrangements;

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  changes in economic, regulatory or competitive conditions; and

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  costs of filing, prosecuting, defending and enforcing intellectual property rights.

        Our available cash, cash equivalents and short-term investments as of June 30, 2003 totaled $30.7 million, which, together with cash generated by operations and the net proceeds from this offering, we believe will finance our operations through at least the next twelve months. We may need to raise additional funds to continue our operations and to avoid liquidity problems, either through borrowings or the sale of our debt or equity securities. In addition, unanticipated events, such as Sun's failure to meet its product purchase forecast or extraordinary expenses or operating expenses in excess of our projections, may require us to raise funds sooner than we expect. We may not be able to raise additional funds on commercially reasonable terms or at all. Any sales of our debt or equity securities in the future may have a substantial dilutive effect on our existing stockholders. If we are able to borrow funds, we may be required to grant liens on our assets to the provider of any source of financing or enter into operating, debt service or working capital covenants with any provider of financing that could hinder our ability to operate our business in accordance with our plans. As a result, our ability to borrow money on a secured basis may be impaired, and we may not be able to issue secured debt on commercially reasonable terms or at all.

Our quarterly operating results have fluctuated significantly in the past and are not a good indicator of future performance.

        Our quarterly operating results have fluctuated significantly in the past as shown in the following table and are not a good indicator of future performance.

Quarter	Net Revenue	Net Income (Loss)
	(in millions)
First Quarter 2001	$18.6	$(28.7)
Second Quarter 2001	14.9	(5.7)
Third Quarter 2001	12.3	(3.3)
Fourth Quarter 2001	10.5	(5.7)
First Quarter 2002	10.9	(6.2)
Second Quarter 2002	11.2	(8.9)
Third Quarter 2002	8.6	(7.3)
Fourth Quarter 2002	16.3	(11.9)
First Quarter 2003	30.5	(1.5)
Second Quarter 2003	48.4	2.6

        In addition, the announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our common stock in any given period.

We may have difficulty predicting future operating results due to both internal and external factors affecting our business and operations, which could cause our stock price to decline.

        Our operating results may vary significantly in the future depending on a number of factors, many of which are out of our control, including:

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  the size, timing, cancellation or rescheduling of significant orders;

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  product configuration, mix and quality issues;

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  market acceptance of our new products and product enhancements and new product announcements or introductions by our competitors;

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  manufacturing costs;

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  deferrals of customer orders in anticipation of new products or product enhancements;

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  changes in pricing by us or our competitors;

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  our ability to develop, introduce and market new products and product enhancements on a timely basis;

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  hardware component costs and availability, particularly with respect to hardware components obtained from Infortrend, a sole-source provider;

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  our success in creating brand awareness and in expanding our sales and marketing programs;

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  the level of competition;

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  potential reductions in inventories held by channel partners;

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  slowing sales of the products of our channel partners;

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  technological changes in the open systems storage market;

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  levels of expenditures on research, engineering and product development;

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  changes in our business strategies;

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  personnel changes; and

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  general economic trends and other factors.

If our customers delay or cancel orders or return products, our results of operations could be harmed.

        We generally do not enter into long-term purchase contracts with customers, and customers usually have the right to extend or delay shipment of their orders, return products and cancel orders. As a result, sales in any period are generally dependent on orders booked and shipped in that period. Delays in shipment orders, product returns and order cancellations in excess of the levels we expect would harm our results of operations.

Our sales cycle varies substantially and future net revenue in any period may be lower than our historical revenues or forecasts.

        Our sales are difficult to forecast because the open systems storage market is rapidly evolving and our sales cycle varies substantially from customer to customer. Customer orders for our products can range in value from a few thousand dollars to over a million dollars. The length of time between initial contact with a potential customer and the sale of our product may last from three to 24 months. This is particularly true during times of economic slowdown, for sales to channel partners and for the sale and installation of complex solutions. We have shifted our business strategy to focus primarily on channel partners, with whom sales cycles are generally lengthier, more costly and less certain than direct sales to end-users.

        Additional factors that may extend our sales cycle, particularly orders for new products, include:

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  the amount of time needed for technical evaluations by customers;

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  customers' budget constraints and changes to customers' budgets during the course of the sales cycle;

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  customers' internal review and testing procedures; and

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  our engineering work to integrate a storage solution with a customer's system.

        Our net revenue is difficult for us to predict since it is directly affected by the timing of large orders. Due to the unpredictable timing of customer orders, we may ship products representing a significant portion of our net sales for a quarter during the last month of that quarter. In addition, our expense levels are based, in part, on our expectations as to future sales. As a result, if sales levels are below expectations, our operating results may be disproportionately affected. We cannot assure you that we will experience sales growth in future periods.

The market for our products is subject to substantial pricing pressure that decreases our margins.

        Pricing pressures exist in the data storage market and have harmed and may in the future continue to harm our revenue and earnings. These pricing pressures are due, in part, to continuing decreases in component prices, such as those of disks and RAID controllers. Decreases in component prices are customarily passed-on to customers by storage companies through a continuing decrease in price of storage hardware systems. In addition, because we expect to continue to make most of our sales to a small number of customers, we are subject to continued pricing pressures from our customers, particularly our OEM customers. Pricing pressures are also due, in part, to the current difficult economic conditions, which have led many companies in our industry to pursue a strategy of decreasing prices in order to win sales, the narrowing of functional differences among competitors, which forces companies to compete on price as opposed to features of products, and the introduction of new technologies, which leaves older technology more vulnerable to pricing pressures. To the extent we are unable to offset those pressures with commensurate cost reductions from our suppliers or by providing new products and features, our margins will be harmed.

Our success depends significantly upon our ability to protect our intellectual property and to avoid infringing the intellectual property of third parties, which could result in costly, time-consuming litigation or even the inability to offer certain products.

        We rely primarily on patents, copyrights, trademarks, trade secrets, nondisclosure agreements and common law to protect our intellectual property. For example, we have registered trademarks for SANnet, SANpath, SANscape and Dot Hill and the Dot Hill logo. We also had eight U.S. patents and no patents pending as of June 30, 2003. We do not expect that our patents will provide us with any meaningful competitive advantage relative to the other protections we rely on. Despite our efforts to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. In addition, the laws of foreign countries may not adequately protect our intellectual property rights. Our efforts to protect our intellectual property from third party discovery and infringement may be insufficient and third parties may independently develop technologies similar to ours, duplicate our products or design around our patents.

        Third parties have in the past asserted, and in the future may assert, that our products and technologies infringe their intellectual property, which could result in infringement lawsuits being filed against us. We expect that providers of storage products will increasingly be subject to infringement claims as the number of products and competitors increases. From time to time, we receive letters from third parties suggesting that we may require a license from such third parties to manufacture or sell our products. We evaluate all such communications to assess whether to seek a license from the patent owner. We may require licenses that could have a material impact on our business. In addition, we cannot assure you that we would prevail in any litigation related to infringement claims against us. Moreover, we cannot assure you that additional third parties will not assert infringement claims against us in the future.

        If we were to become party to any litigation to protect our intellectual property from infringement by a third party, or as a result of a claim that our products and technologies infringe the intellectual property of a third party, we would likely incur substantial legal fees and expenses and our management's attention would be distracted from the operations of our business. Further, any settlement or adverse judgment involving a determination that our products or technology infringe the intellectual property of a third party could require us to pay substantial damages or royalties to a third party which could impede our ability to price our products competitively and could adversely affect our gross profit. In such event we could also be required to obtain a license from the third party to continue to sell our products or use our technologies. We may not be able to obtain a license from a third party on commercially reasonable terms, or at all. If we or our suppliers were unable to license protected technology, we could be prohibited from marketing products that incorporate the protected technology. We could also incur substantial costs to redesign our products in a manner to avoid infringement of third party intellectual property rights.

The market for storage systems is intensely competitive and our results of operations, pricing and business could be harmed if we fail to maintain or expand our market position.

        The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC Corporation, Hitachi Data Systems, LSI Logic Storage Systems and Network Appliance. We also compete with traditional suppliers of computer systems, including Dell Computer Corporation, Hewlett-Packard Company, and IBM Corporation, which market storage systems as well as other computer products.

        Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources than us. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future. Any of these existing or potential competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion and sale of products or deliver competitive products at lower prices than us.

        We could also lose current or future business to any of our suppliers or manufacturers, some of which directly and indirectly compete with us. Currently, we leverage our supply and manufacturing relationships to provide a significant share of our products. Our suppliers and manufacturers are very familiar with the specific attributes of our products and may be able to provide our customers with similar products.

        We expect that competition will increase as a result of industry consolidation and the creation of companies with new, innovative product offerings. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. Increased competition is likely to result in price reductions, reduced operating margins and potential loss of market share, any of which could harm our business.

        We believe that the principal competitive factors affecting the storage systems market include:

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  Product performance, features, scalability and reliability;

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  Price;

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  Product breadth;

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  Timeliness of new product introductions; and

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  Interoperability and ease of management.

        We cannot assure you that we will be able to successfully incorporate these factors into our products and compete against current or future competitors or that competitive pressures we face will not harm our business. If we are unable to develop and market products to compete with the products of competitors, our business will be materially and adversely affected. In addition, if major channel partners who are also competitors cease purchasing our products in order to concentrate on sales of their own products, our business will be harmed.

The open systems storage market is rapidly changing and we may be unable to keep pace with or properly prepare for the effects of those changes.

        The open systems data storage market in which we operate is characterized by rapid technological change, frequent new product introductions, evolving industry standards and consolidation among our competitors, suppliers and customers. Customer preferences in this market are difficult to predict and changes in those preferences and the introduction of new products by us or our competitors could render our existing products obsolete. Our success will depend upon our ability to address the increasingly sophisticated needs of customers, to enhance existing products, and to develop and introduce on a timely basis, new competitive products, including new software and hardware, and enhancements to existing software and hardware, that keep pace with technological developments and emerging industry standards. If we cannot successfully identify, manage, develop, manufacture or market product enhancements or new products, our business will be harmed. In addition, consolidation among our competitors, suppliers and customers may harm our business by increasing the resources of our competitors, reducing the number of suppliers available to us for our product components and increasing competition for customers by reducing customer-purchasing decisions.

A significant percentage of our expenses are fixed, and if we fail to generate revenues in associated periods, our operating results will be harmed.

        Although we have taken a number of steps to reduce operating costs, we may have to take further measures to reduce expenses if we continue to experience operating losses or do not achieve a stable net income. A number of factors could preclude us from successfully bringing costs and expenses in line with our net revenue, such as the fact that our expense levels are based in part on our expectations as to future sales, and that a significant percentage of our expenses are fixed, which limits our ability to reduce expenses quickly in response to any shortfalls in net revenue. As a result, if net revenue does not meet our projections, operating results may be negatively affected. We may experience shortfalls in net revenue for various reasons, including:

  •
  significant pricing pressures that occur because of declines in selling prices over the life of a product or because of increased competition;

  •
  sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers and manufacturers to allocate available supplies or capacity to other customers, which, in turn, may harm our ability to meet our sales obligations; and

  •
  the reduction, rescheduling or cancellation of customer orders.

        In addition, we typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from our outside suppliers, we may order materials in advance of anticipated customer demand. This advance ordering has continued and may to result in excess inventory levels or unanticipated inventory write-downs due to expected orders that fail to materialize.

Our business and operating results may suffer if we encounter significant product defects.

        Our products may contain undetected errors or failures when first introduced or as we release new versions. During 2003, we plan to introduce a number of new products, particularly in our SANnet II family of systems. We may discover errors in our products after shipment, resulting in a loss of or delay in market acceptance, which could harm our business. Our standard warranty provides that if the system does not function to published specifications, we will repair or replace the defective component or system without charge. Significant warranty costs, particularly those that exceed reserves, could adversely impact our business. In addition, defects in our products could result in our customers claiming damages against us for property damage or consequential damage and could also result in our loss of customers and goodwill. Any such claim could distract management's attention from operating our business and, if successful, result in damage claims against us that might not be covered by our insurance.

Our success depends on our ability to attract and retain key personnel.

        Our performance depends in significant part on our ability to attract and retain talented senior management and other key personnel. Our key personnel include James Lambert, our President and Chief Executive Officer, Dana Kammersgard, our Chief Technical Officer, and Preston Romm, our Chief Financial Officer. If any one of these individuals were to terminate his employment with us, we would be required to locate and hire a suitable replacement. Competition for attracting talented employees in the technology industry is intense. We may be unable to identify suitable replacements for any employees that we lose. In addition, even if we are successful in locating suitable replacements, the time and cost involved in recruiting, hiring, training and integrating new employees, particularly key employees responsible for significant portions of our operations, could harm our business by delaying our production schedule, our research and development efforts, our ability to execute on our business strategy and our client development and marketing efforts.

        Many of our customer relationships are based on personal relationships between the customer and our sales representatives. If these representatives terminate their employment with us, we may be forced to expend substantial resources to attempt to retain the customers that the sales representatives serviced. Ultimately, if we were unsuccessful in retaining these customers, our revenue would decline.

        We have recently made several reductions in our workforce. Although the reductions were designed to reduce our operating costs, the reductions have increased the responsibilities of our remaining employees. As a result, we face risks associated with transferring the duties of our former employees to our remaining employees. In addition to the expense involved in retraining employees, there is a risk that our current work force will be unable to effectively manage all of the duties of our former employees, which could adversely impact our research and development efforts, our general accounting and operating activities, our sales efforts and our production capabilities.

Our executive officers and directors and their affiliates own a significant percentage of our outstanding shares, which could prevent us from being acquired and adversely affect our stock price.

        As of June 30, 2003, our executive officers, directors and their affiliates beneficially owned approximately 16.4% of our outstanding shares of common stock. These individual stockholders may be able to influence matters requiring approval by our stockholders, including the election of a majority of our directors. The voting power of these stockholders under certain circumstances could have the effect of delaying or preventing a change in control of us. This concentration of ownership may also make it more difficult or expensive for us to obtain financing. Further, any substantial sale of shares by these individuals could depress the market price of our common stock and impair our ability to raise capital in the future through the sale of our equity securities.

Protective provisions in our charter and bylaws and the existence of our stockholder rights plan could prevent a takeover which could harm our stockholders.

        Our certificate of incorporation and bylaws contain a number of provisions that could impede a takeover or prevent us from being acquired, including, but not limited to, a classified board of directors, the elimination of our stockholders' ability to take action by written consent and limitations on the ability of our stockholders to remove a director from office without cause. Our board of directors may issue additional shares of common stock or establish one or more classes or series of preferred stock with such designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as determined by our board of directors without stockholder approval. In addition, we adopted a stockholder rights plan in May 2003 that is designed to impede takeover transactions that are not supported by our board of directors. Each of these charter and bylaw provisions and the stockholder rights plan gives our board of directors, acting without stockholder approval, the ability to prevent, or render more difficult or costly, the completion of a takeover transaction that our stockholders might view as being in their best interests.

The exercise of outstanding warrants may result in dilution to our stockholders.

        Dilution of the per share value of our common stock could result from the exercise of outstanding warrants. As of September 17, 2003, there were outstanding warrants to purchase 2,065,316 shares of our common stock. The warrants have exercise prices ranging from $2.97 to $4.68 per share and expire at various dates through March 14, 2008. When the exercise price of the warrants is less than the trading price of our common stock, exercise of the warrants would have a dilutive effect on our stockholders. The possibility of the issuance of shares of our common stock upon exercise of the warrants could cause the trading price of our common stock to decline.

Risks Related to This Offering

Our stock price may be highly volatile and could decline substantially and unexpectedly.

        The trading price of our shares of common stock has been affected by the factors disclosed in this section as well as prevailing economic and financial trends and conditions in the public securities markets. Share prices of companies in technology-related industries, such as ours, tend to exhibit a high degree of volatility. The announcement of financial results that fall short of the results anticipated by the public markets could have an immediate and significant negative effect on the trading price of our shares in any given period. Such shortfalls may result from events that are beyond our immediate control, can be unpredictable and, since a significant proportion of our sales during each fiscal quarter tend to occur in the latter stages of the quarter, may not be discernible until the end of a financial reporting period. These factors may contribute to the volatility of the trading value of our shares regardless of our long-term prospects. The trading price of our shares may also be affected by developments, including reported financial results and fluctuations in trading prices of the shares of other publicly-held companies, in our industry generally and our business segment in particular, which may not have any direct relationship with our business or prospects.

        In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We could be the target of similar litigation in the future. Securities litigation could result in the expenditure of substantial funds, divert management's attention and resources, harm our reputation in the industry and the securities markets and reduce our profitability.

Future sales of our common stock may hurt our market price.

        A substantial number of shares of our common stock will be available for resale after the offering. If our stockholders sell substantial amounts of our common stock in the public market following the offering, the market price of our common stock could decline. These sales might also make it more difficult for us to sell equity securities in the future at times and prices that we deem appropriate. In addition, we are obligated to file a registration statement with respect to the resale of up to 1,394,275 shares of our common stock issuable upon exercise of warrants held by Sun.

        We, all of our executive officers and directors and the selling stockholders have agreed not to offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of our capital stock for a period of 90 days from the date of this prospectus, other than the shares being sold pursuant to this prospectus. However, the underwriters may waive this restriction and allow us or them to sell shares at any time. Shares of common stock subject to these lock-up agreements and held by executive officers, directors and selling stockholders will become eligible for sale in the public market upon expiration of these lock-up agreements, subject to limitations imposed by Rule 144 under the Securities Act of 1933.

We may spend or invest a substantial portion of the net proceeds of this offering in ways in which you might not agree.

        We have broad discretion to determine how we spend or invest the net proceeds from this offering. You will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions on how to use these proceeds and, subject to certain exceptions, we will be able to use and allocate the net proceeds without first obtaining stockholder approval.

Geopolitical military conditions, including terrorist attacks and other acts of war, may materially and adversely affect the markets on which our common stock trades, the markets in which we operate, our operations and our profitability.

        Terrorist attacks and other acts of war, and any response to them, may lead to armed hostilities and such developments would likely cause instability in financial markets. Armed hostilities and terrorism may directly impact our facilities, personnel and operations which are located in the United States and internationally, as well as those of our channel partners, suppliers, third party manufacturer and customers. Furthermore, severe terrorist attacks or acts of war may result in temporary halts of commercial activity in the affected regions, and may result in reduced demand for our products. These developments could have a material adverse effect on our business and the trading price of our common stock.

FORWARD-LOOKING STATEMENTS

        We have made forward-looking statements in this prospectus and in the information incorporated herein by reference, including in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities and the effects of competition and regulation. Forward-looking statements include all statements that are not historical facts. You can identify these statements by the use of forward-looking terminology, such as the words "believe," "expect," "anticipate," "intend," "plan," "estimate," "may," "might" or other similar expressions.

        Forward-looking statements involve significant risks, uncertainties and assumptions. Although we believe that the expectations reflected in the forward-looking statements are reasonable, actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not have any intention or obligation to update forward-looking statements after we distribute this prospectus, even if new information becomes available or other events occur in the future. You should understand that many important factors, in addition to those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus and in the information incorporated herein by reference, could cause our results to differ materially from those expressed or suggested in forward-looking statements.

USE OF PROCEEDS

        We expect to receive net proceeds of approximately $126.6 million from this offering after deducting the underwriting discount and estimated offering expenses. If the underwriters' over-allotment option is exercised in full, our estimated net proceeds will be approximately $144.7 million. We will not receive any of the net proceeds from the sale of shares by the selling stockholders.

        We intend to use the net proceeds for general corporate purposes and to expand our research and development efforts. We may also use a portion of the proceeds for acquisitions or other investments. However, we have no present understanding or agreement relating to any specific acquisition or investment.

        We have not yet determined the amount of net proceeds to be used specifically for each of the foregoing purposes. Accordingly, our management will have significant flexibility in applying the net proceeds of the offering. Pending their use as described above, we may invest the net proceeds of this offering in interest-bearing investment-grade instruments or bank deposits.

DIVIDEND POLICY

        We do not expect to pay any cash dividends for the foreseeable future. We currently intend to retain earnings, if any, to finance operations and to expand our business.

        Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant.

        During the period beginning in December 2002 and ending April 2003, we paid a total of $0.1 million in dividends on our then outstanding preferred stock. In April 2003, all of our outstanding preferred stock was converted to shares of our common stock and no longer accrues dividends.

MARKET PRICE FOR OUR COMMON STOCK

        Our common stock traded on the New York Stock Exchange beginning on September 16, 1997 under the symbol "BXH". In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. and our trading symbol changed to "HIL". We moved to the American Stock Exchange on December 12, 2002, where we continued to trade our common stock under the symbol "HIL". On July 28, 2003, our common stock was included for quotation on the Nasdaq National Market where our common stock is currently traded under the symbol "HILL".

        The following table sets forth for the periods indicated the per share range of the high and low closing sales prices or closing bid prices, of our common stock as reported on the New York Stock Exchange, the American Stock Exchange or the Nasdaq National Market, as applicable.

	Low	High
Year Ended December 31, 2001
First Quarter	$1.92	$8.00
Second Quarter	1.59	2.75
Third Quarter	1.28	2.53
Fourth Quarter	1.06	2.20
Year Ended December 31, 2002
First Quarter	1.55	3.15
Second Quarter	2.10	4.69
Third Quarter	2.50	3.95
Fourth Quarter	1.60	3.50
Year Ended December 31, 2003
First Quarter	3.10	6.12
Second Quarter	6.01	14.00
Third Quarter (through September 17, 2003)	13.52	18.95

        On September 17, 2003, the last reported sale price for our common stock on the Nasdaq National Market was $16.18 per share. As of August 26, 2003, there were 32,773,995 shares of our common stock outstanding held by approximately 6,645 holders of record.

CAPITALIZATION

        The following table sets forth, as of June 30, 2003, our capitalization:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the sale of the 10,000,000 shares offered by us and the selling stockholders in this offering (excluding the over-allotment shares) at an offering price to the public of $15.50 per share, after deducting the underwriting discounts and commissions and estimated offering expenses and our anticipated application of the net proceeds of the offering.

        You should read this table together with the sections of this prospectus entitled "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included in this prospectus or incorporated herein by reference.

	As of June 30, 2003
	Actual	As Adjusted
	(unaudited) (in thousands)
Cash, cash equivalents and short-term investments	$30,677	$157,284

Debt:
Borrowings under credit lines	$266	$266

Stockholders' equity:
Preferred stock, $0.001 par value, 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $0.001 par value, 100,000,000 shares authorized; 32,273,208 shares issued and outstanding on an actual basis; 40,945,208 shares issued and outstanding on an as adjusted basis	32	41
Additional paid-in capital	127,405	254,003
Accumulated deficit	(102,482)	(102,482)
Deferred compensation	(38)	(38)
Accumulated other comprehensive loss	(511)	(511)

Total stockholders' equity	24,406	151,013

Total capitalization	$24,672	$151,279

        The number of outstanding shares of our common stock as of June 30, 2003 excludes:

  •
  an aggregate of 6,766,938 shares of our common stock reserved for issuance under our equity incentive plans, of which 3,707,759 shares were subject to outstanding stock options as of June 30, 2003, at a weighted average exercise price of $3.91 per share; and

  •
  an aggregate of 2,065,316 shares of our common stock issuable upon exercise of outstanding warrants.

        Including the shares of our common stock listed above as excluded shares, the number of outstanding shares of our common stock calculated on a fully diluted basis as of June 30, 2003 was 38,046,283.

DILUTION

        As of June 30, 2003, our net tangible book value was $24.1 million or $0.75 per share. "Net tangible book value per common share" is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of shares of common stock outstanding. After giving effect to the sale of 8,672,000 shares of our common stock in the offering at the public offering price of $15.50 per share, and after deducting the underwriting discount and estimated expenses of the offering, our pro forma net tangible book value as of June 30, 2003, would have been approximately $150.7 million in the aggregate, or $3.68 per share. This represents an immediate increase in net tangible book value of $2.93 per share to existing holders and immediate dilution of $11.82 per share to new investors purchasing shares of common stock in the offering. The following table illustrates this per share dilution:

Public offering price per share	$15.50
Net tangible book value per common share as of June 30, 2003	0.75
Increase attributable to new investors	2.93

Pro forma net tangible book value per common share as of June 30, 2003, after giving effect to the offering	$3.68

Dilution per common share to new investors	$11.82

        "Dilution per common share to new investors" means the difference between the assumed public offering price per share of common stock and the pro forma net tangible book value per common share as of June 30, 2003, after giving effect to the offering.

SELECTED CONSOLIDATED FINANCIAL DATA

        We derived the selected consolidated financial data presented below from our consolidated financial statements and related notes included in this prospectus or incorporated herein by reference. You should read the selected consolidated financial data together with our consolidated financial statements and related notes and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp.

        Statement of operations data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data as of December 31, 2001 and 2002 have been derived from our audited consolidated financial statements which are included elsewhere in this prospectus. Statement of operations data for the years ended December 31, 1998 and 1999 and balance sheet data as of December 31, 1998, 1999 and 2000 have been derived from our audited consolidated financial statements not included herein. Statement of operations data for the six months ended June 30, 2002 and 2003, and the balance sheet data as of June 30, 2003, have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus.

	Year Ended December 31,					Six Months Ended June 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Net revenue	$168,355	$124,216	$121,197	$56,277	$46,936	$22,096	$78,950
Cost of goods sold	109,764	86,612	77,730	44,818	45,444	19,459	63,400

Gross profit	58,591	37,604	43,467	11,459	1,492	2,637	15,550

Operating expenses:
Sales and marketing	34,839	24,204	31,747	23,717	22,513	13,495	6,812
Research and development	9,946	7,401	8,798	6,673	10,043	4,867	4,897
General and administrative	9,981	10,837	6,891	4,533	5,150	2,814	3,071
Stockholder officers' compensation	1,275	—	—	—	—	—	—
Impairment of intangible assets	867	1,224	—	—	—	—	—
Merger and restructuring expenses	1,404	7,392	—	4,905	1,550	—	—

Operating income (loss)	279	(13,454)	(3,969)	(28,369)	(37,764)	(18,539)	770

Net income (loss)	$584	$(9,047)	$(948)	$(43,391)	$(34,303)	$(15,062)	$1,096

Net income (loss) attributable to common stockholders	$584	$(9,047)	$(948)	$(43,391)	$(34,759)	$(15,062)	$955

Net income (loss) per share:
Basic	$0.03	$(0.39)	$(0.04)	$(1.76)	$(1.39)	$(0.61)	$0.03

Diluted	$0.02	$(0.39)	$(0.04)	$(1.76)	$(1.39)	$(0.61)	$0.03

Weighted average shares outstanding:
Basic	22,903	23,385	24,253	24,703	24,953	24,854	28,877

Diluted	24,442	23,385	24,253	24,703	24,953	24,854	32,954

	As of December 31,					As of June 30,
	1998	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents, restricted cash and short-term investments	$59,807	$47,951	$33,653	$16,457	$12,082	$30,677
Working capital	78,867	58,946	54,454	25,832	2,755	19,856
Total assets	127,030	103,658	102,879	46,191	32,228	58,094
Total long-term debt	11,908	272	186	330	275	266
Total stockholders' equity	79,964	72,823	73,770	30,611	5,785	24,406

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes related thereto included elsewhere in this prospectus.

Overview

        We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance.

        Our products and services are sold worldwide to end-users primarily through our channel partners, including OEMs, SIs and VARs. In May 2002, we entered into a three-year OEM agreement with Sun to provide our storage hardware and software products for private label sales by Sun. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We continue to develop new products for resale by Sun and other channel partners and expect to begin shipping two additional new products for resale later this year. We intend to continue expanding our non-OEM sales channels through SIs and VARs in order to decrease our revenue concentration with OEMs.

        As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to Solectron, a leading electronics manufacturing services company. Our agreement with Solectron allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale.

        We derive revenue primarily from sales of our SANnet II family of products. In prior periods, we derived a significant portion of our revenue from sales of our legacy products and SANnet I family of products. Except for one OEM customer to whom we continue to sell our SANnet I products, we have transitioned all customers to our SANnet II products. We derive a portion of our revenue from services associated with the maintenance service we provide for our installed products. In May 2003, we entered into a services agreement with Anacomp, Inc. to provide all maintenance, warranty and non-warranty services for our SANnet I and certain legacy products.

        Cost of goods sold includes costs of materials, subcontractor costs, salary and related benefits for the production and service departments, depreciation and amortization of equipment used in the production and service departments, production facility rent and allocation of overhead.

        Sales and marketing expenses consist primarily of salaries and commissions, advertising and promotional costs and travel expenses. Research and development expenses consist primarily of project-related expenses and salaries for employees directly engaged in research and development. General and administrative expenses consist primarily of compensation to officers and employees performing administrative functions and expenditures for administrative facilities. Restructuring expenses consist primarily of employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities.

        Other income is comprised primarily of interest income earned on our cash, cash equivalents, restricted cash and short-term investments and other miscellaneous income and expense items.

        In August 1999, Box Hill Systems merged with Artecon and we changed our name to Dot Hill Systems Corp. We reincorporated in Delaware in 2001. Our headquarters is located in Carlsbad,

California, and we maintain international offices in Germany, Japan, the Netherlands, Singapore and the United Kingdom.

Critical Accounting Policies and Estimates

        Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and use judgment that may impact the reported amounts of assets, liabilities, revenues, expenses and related disclosure of contingent assets and liabilities. As a part of our on-going internal processes, we evaluate our estimates, including those related to inventory write-downs, warranty cost accruals, revenue recognition, bad debt allowances, long-lived assets valuation, intangible assets valuation, income taxes, including deferred income tax asset valuation, litigation and contingencies. We base these estimates upon both historical information and other assumptions that we believe are valid and reasonable under the circumstances. These assumptions form the basis for making judgments and determining the carrying values of assets and liabilities that are not apparent from other sources. Actual results could vary from those estimates under different assumptions and conditions.

        We believe the following critical accounting policies affect our more significant estimates and assumptions used in the preparation of our consolidated financial statements.

Revenue Recognition

        We recognize revenue from hardware sales upon transfer of title. Certain of our sales arrangements include multiple elements. Generally these arrangements include delivery of the product, installation, training and product maintenance. Maintenance related to product sales entitles the customer to basic product support and significantly greater response time in resolving warranty-related issues. We allocate revenue to each element of the arrangement based on its relative fair value. For maintenance contracts, this is typically the price charged when such contracts are sold separately or renewed. Because professional services related to installation and training can be provided by other third party organizations, we allocate revenue related to professional services based on rates that are consistent with other like companies providing similar service, that is, the market rate for such services. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally twelve months. Revenue from installation and training is recognized as the services are performed.

        For software sales, we apply Statement of Position No. 97-2, Software Revenue Recognition, whereby revenue is recognized from software licenses at the time the product is delivered, provided there are no significant obligations related to the sale, the resulting receivable is deemed collectible and there is vendor-specific objective evidence supporting the value of the separate contract elements. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence of the undelivered items. A portion of the arrangement fee equal to the fair value of the undelivered elements, typically software maintenance contracts, is deferred and recognized ratably over the contract term, generally twelve months. Vendor specific objective evidence is based on the price charged when the element is sold separately. A typical arrangement includes a software licensing fee and maintenance agreement.

Valuation of Inventories

        Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead. We record inventories at the lower of cost or market value, with cost generally determined on a first-in, first-out basis. We perform periodic valuation assessments based on projected sales forecasts and analyzing upcoming changes in future configurations of our products and record inventory write-downs for excess and obsolete inventory. Although we strive to ensure the accuracy of our forecasts, we periodically are faced with uncertainties. The outcomes of these uncertainties are not within our control, and may not be known for prolonged periods of time. Any significant unanticipated changes in demand or technological developments could have a significant impact on the value of our inventories and commitments, and consequently, on our operating results. If actual market conditions become less favorable than those forecasted, additional inventory write-downs might be required, adversely affecting operating results.

Results of Operations

        The following table sets forth certain items from our statements of operations as a percentage of net revenue for the periods indicated:

	Year Ended December 31,			Six Months Ended June 30,
	2000	2001	2002	2002	2003
Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	64.1	79.6	96.8	88.1	80.3

Gross profit	35.9	20.4	3.2	11.9	19.7
Operating expenses:
Sales and marketing	26.2	42.1	48.0	61.1	8.6
Research and development	7.3	11.9	21.4	22.0	6.2
General and administrative	5.7	8.1	11.0	12.7	3.9
Restructuring expenses	—	8.7	3.3	—	—

Operating income (loss)	(3.3)	(50.4)	(80.5)	(83.9)	1.0

Net income (loss)	(0.8)%	(77.1)%	(73.1)%	(68.2)%	1.4%

Six Months Ended June 30, 2003 Compared to Six Months Ended June 30, 2002

Net Revenue

        Net revenue increased $56.9 million, or 257.3%, to $79.0 million for the six months ended June 30, 2003 from $22.1 million for the six months ended June 30, 2002. The increase in net revenue was attributable to increased orders for our products from our channel partner, Sun, which accounted for 81.0% of our net revenue for the six months ended June 30, 2003.

Cost of Goods Sold

        Cost of goods sold increased $43.9 million, or 225.8%, to $63.4 million for the six months ended June 30, 2003 from $19.5 million for the six months ended June 30, 2002. As a percentage of net revenue, cost of goods sold decreased to 80.3% for the six months ended June 30, 2003 from 88.1% for the six months ended June 30, 2002. The increase in the dollar amount of cost of goods sold was attributable to greater volume of product sales during the six months ended June 30, 2003. The decrease in cost of goods sold as a percentage of our net revenue was primarily attributable to a decrease in inventory write-downs of $3.0 million and more efficient absorption of fixed production costs.

Gross Profit

        Gross profit increased $13.0 million, or 489.7%, to $15.6 million for the six months ended June 30, 2003 from $2.6 million for the six months ended June 30, 2002. As a percentage of net revenue, gross profit increased to 19.7% for the six months ended June 30, 2003 from 11.9% for the six months ended

June 30, 2002. The increase in the dollar amount of gross profit was attributable to greater volume of product sales during the six months ended June 30, 2003. Products that we sold to Sun generally carried a lower gross profit than products we sold to other customers. Our gross profit for the six months ended June 30, 2003 was reduced by a charge of $0.6 million for product launch costs.

Sales and Marketing Expenses

        Sales and marketing expenses decreased $6.7 million, or 49.5%, to $6.8 million for the six months ended June 30, 2003 from $13.5 million for the six months ended June 30, 2002. As a percentage of net revenue, sales and marketing expenses decreased to 8.6% for the six months ended June 30, 2003 from 61.1% for the six months ended June 30, 2002. This decrease in the dollar amount of sales and marketing expenses was attributable to a reduction in our sales and marketing headcount of 34 employees between June 30, 2002 and June 30, 2003. The reduction was made in conjunction with our shift toward an indirect sales model, implemention of fixed cost reduction measures, such as closure of excess and unused facilities, and refocusing of our marketing resources on a smaller population of potential customers.

Research and Development Expenses

        Research and development expenses remained unchanged at $4.9 million for the six-month periods ended June 30, 2003 and 2002. As a percentage of net revenue, research and development expenses decreased to 6.2% for the six months ended June 30, 2003 from 22% for the six months ended June 30, 2002. We expect to continue to invest in research and development and plan to add more members to our research and development team during the second half of 2003.

General and Administrative Expenses

        General and administrative expenses increased $0.3 million, or 9.1%, to $3.1 million for the six months ended June 30, 2003 from $2.8 million for the six months ended June 30, 2002. As a percentage of net revenue, general and administrative expenses decreased to 3.9% for the six months ended June 30, 2003 from 12.7% for the six months ended June 30, 2002. The increase in the dollar amount of general and administrative expense was attributable to higher legal and other professional expenses incurred during the six months ended June 30, 2003.

Other Income

        Other income increased $0.1 million, or 90.4%, to $0.3 million for the six months ended June 30, 2003 from $0.2 million for the six months ended June 30, 2002. The increase was primarily attributable to an increase in currency gain as a result of a weakening U.S. dollar.

Income Taxes

        Our effective income tax rate for the first half of 2003 of 1.0% reflects our federal alternative minimum tax and state minimum tax liabilities. Our effective income tax rate for the first half of 2002 was 18.0%, primarily as a result of an income tax benefit resulting from tax refunds made available by recent tax law changes.

        We have federal and state net operating loss carryforwards as of December 31, 2002 of approximately $65.9 million and $63.1 million, respectively. These net operating loss carryforwards are available to offset taxable income generated in 2003 and future years, and such federal and state amounts will begin to expire in the tax years ending 2009 and 2003, respectively. In addition, we have federal tax credit carryforwards as of December 31, 2002 of approximately $1.9 million of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $1.7 million will begin to expire in the tax year ending 2008. We also have state tax credit carryforwards as of December 31, 2002 of $1.7 million, of which $1.6 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.1 million will begin to expire in the tax year ending 2006. Pursuant to current tax regulations, the annual use of certain of our federal and state net operating loss and tax credit carryforwards is limited as a result of a cumulative change in ownership of more than 50%. Future additional changes in ownership may further limit the use of such amounts.

Net Income (Loss)

        Net income increased $16.2 million to net income of $1.1 million for the six months ended June 30, 2003 from a net loss of $15.1 million for the six months ended June 30, 2002. This increase of $16.2 million was due to an increase in gross profit of $13.0 million, a decrease in operating expenses of $6.4 million, an increase in other income of $0.1 million and a decrease in income tax benefit of $3.3 million.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Revenue

        Net revenue decreased $9.4 million, or 16.6%, to $46.9 million for the year ended December 31, 2002 from $56.3 million for the year ended December 31, 2001. The decrease in net revenue was attributable to unfavorable market conditions resulting in a 49.3% decrease in sales from the telecommunications sector and a 38.5% decrease in sales from the commercial sector, partially offset by an $11.7 million increase in sales to our largest OEM customer.

Gross Profit

        Gross profit decreased $10.0 million, or 87.0%, to $1.5 million for the year ended December 31, 2002 from $11.5 million for the year ended December 31, 2001. As a percentage of net revenue, gross profit decreased to 3.2% for the year ended December 31, 2002 from 20.4% for the year ended December 31, 2001. The decrease in gross profit, both in absolute terms and as a percentage of net revenue, is attributable to a $8.3 million charge over the course of 2002 for excess and obsolete inventory, $5.1 million of which was related to the impact that our SANnet II product launch had on inventories of our legacy SANnet product, and $2.0 million in ramp-up costs and inefficiencies incurred during the fourth quarter of 2002 related to our new SANnet II SCSI product, which was launched in October 2002.

Sales and Marketing Expenses

        Sales and marketing expenses decreased $1.2 million, or 5.1%, to $22.5 million for the year ended December 31, 2002 from $23.7 million for the year ended December 31, 2001. As a percentage of net revenue, sales and marketing expenses increased to 48.0% for the year ended December 31, 2002 from 42.1% for the year ended December 31, 2001. We incurred a one-time charge to sales and marketing expenses of $3.6 million related to the issuance of a warrant to purchase our common stock to Sun in May 2002. The decrease in the dollar amount of sales and marketing expenses, excluding the charge for the warrant, is attributable to fixed cost reduction measures, such as geographical restructuring of the sales force and our efforts to focus our marketing resources on a smaller population of potential channel partners.

Research and Development Expenses

        Research and development expenses increased $3.3 million, or 50.5%, to $10.0 million for the year ended December 31, 2002 from $6.7 million for the year ended December 31, 2001. As a percentage of net revenue, research and development expenses increased to 21.4% for the year ended December 31, 2002 from 11.9% for the year ended December 31, 2001. The increase in the dollar amount of research and development expenses is attributable to costs related to the development of our next-generation SANnet II product line, the first member of which was released in October 2002. In addition, the increase as a percentage of net revenues was due in part to lower sales revenue during 2002 compared to 2001.

General and Administrative Expenses

        General and administrative expenses increased $0.7 million, or 13.6%, to $5.2 million for the year ended December 31, 2002 from $4.5 million for the year ended December 31, 2001. As a percentage of net revenue, general and administrative expenses increased to 11% for the year ended December 31, 2002 from 8.1% for the year ended December 31, 2001. The increase in the dollar amount of general and administrative expenses resulted primarily from increased premiums for directors and officers insurance of approximately $0.2 million, and legal expenses of approximately $0.2 million associated with the Sun, Solectron and Infortrend business arrangements.

Restructuring Expenses

        In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million.

        In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million.

        During the fourth quarter of 2001, we increased our March 2001 related restructuring accrual by approximately $0.2 million and our June 2001 related restructuring accrual by approximately $0.3 million due to the deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

        During the fourth quarter of 2002, we again increased our March 2001 restructuring accrual by approximately $0.7 million and our June 2001 restructing accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several other facilities and a sublease arrangement reached on another facility.

        The following is a summary of restructuring activity recorded during the years ended December 31, 2001 and 2002:

March 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002
	(in thousands)
Employee termination costs	$1,271	$(1,269)	$2	$—	$(2)	$—
Impairment of property and equipment	1,007	(1,007)	—	—	—	—
Facility closures and related costs	792	(398)	394	693	(426)	661
Professional fees and other	20	(20)	—	—	—	—

Total	$3,090	$(2,694)	$396	$693	$(428)	$661

June 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002
	(in thousands)
Employee termination costs	$259	$(259)	$—	$—	$—	$—
Impairment of property and equipment	350	(350)	—	—	—	—
Facility closures and related costs	1,206	(361)	845	857	(777)	925

Total	$1,815	$(970)	$845	$857	$(777)	$925

Other Income

        We had net other income of $0.3 million in each of 2002 and 2001. Although there was no change to total other income, interest income decreased by approximately $0.6 million from 2001 to 2002 as a result of converting higher-yielding investment securities into a lower-yield money market account and offsetting the decrease in interest income was a decrease in other expense resulting from an approximately $0.7 million accrual made during 2001 for a pending litigation settlement.

Income Taxes

        During the second quarter of 2002, we recorded an income tax benefit of $3.3 million related to tax refunds made available by recent tax law changes. We received $0.9 million of this benefit during 2002 and $2.4 million in 2001.

        Our 2002 effective income tax rate of 8.3% reflects federal income tax refunds made available by recent tax law changes partially offset by state, local and foreign taxes. Our effective income tax rate for 2001 was (54.6)%, primarily as a result of a $16.0 million charge to the income tax provision in connection with an increase in the valuation allowance provided for deferred income tax assets.

        As of December 31, 2002, we had federal and state net operating loss carryforwards of approximately $65.9 million and $63.1 million, respectively, which will begin to expire in the tax years ending 2009 and 2003, respectively. In addition, we have federal tax credit carryforwards of approximately $1.9 million of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $1.7 million will begin to expire in the tax year ending 2008. We also have state tax credit carryforwards of $1.7 million, of which $1.6 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.1 million will begin to expire in the tax year ending 2006. Pursuant to current tax regulations, the annual use of certain of our federal and state net operating loss and tax credit carryforwards is limited as a result of a cumulative change in ownership of more than 50%. Future additional changes in ownership may further limit the use of such amounts.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Revenue

        Net revenue decreased $64.9 million, or 53.6%, to $56.3 million for the year ended December 31, 2001 from $121.2 million for the year ended December 31, 2000. The decrease in net revenue is attributable to the global economic downturn and its effect on demand, particularly from the telecommunications and commercial sectors, as well as our strategy to shift away from certain products developed by our predecessor companies, Box Hill and Artecon.

Gross Profit

        Gross profit decreased $32.0 million, or 73.6%, to $11.5 million for the year ended December 31, 2001 from $43.5 million for the year ended December 31, 2000. As a percentage of net revenue, gross profit decreased to 20.4% for the year ended December 31, 2001 from 35.9% for the year ended December 31, 2000. The decrease in gross profit as a percentage of net revenue was attributable to a less efficient absorption of fixed manufacturing costs due to the decrease in revenue and a $3.2 million increase in our inventory reserve related to the downturn in the market since the start of 2001, partially offset by costs reductions taken in the first and second quarters of 2001. Excluding inventory write-downs of $3.2 million for 2001, gross profit was 26.1% of net revenue for the year ended December 31, 2001.

Sales and Marketing Expenses

        Sales and marketing expenses decreased $8.0 million, or 25.3%, to $23.7 million for the year ended December 31, 2001 from $31.7 million for the year ended December 31, 2000. As a percentage of net revenue, sales and marketing expenses increased to 42.1% for the year ended December 31, 2001 from 26.2% for the year ended December 31, 2000. The decrease in the dollar amount of sales and marketing expenses was attributable to a decrease in salaries and sales compensation of $6.5 million as a result of the restructuring actions taken in the first and second quarters of 2001, a $3.1 million reduction in the reserves for sales and service evaluation and demonstration equipment, offset by higher marketing and advertising expenses in 2001 compared to 2000 of $0.8 million. The increase in sales and marketing expenses as a percentage of net revenue was attributable to the lower sales revenue in 2001.

Research and Development Expenses

        Research and development expenses decreased $2.1 million, or 24.2%, to $6.7 million for the year ended December 31, 2001 from $8.8 million for the year ended December 31, 2000. As a percentage of net revenue, research and development expenses increased to 11.9% for the year ended December 31, 2001 from 7.3% for the year ended December 31, 2000. The decrease in the dollar amount of research and development expenses was attributable to a $1.0 million decrease in prototype and test equipment expenses, a $0.6 million reduction in the reserves for engineering test and evaluation equipment, and a $0.4 million decrease in salaries and compensation expenses due to the reduction in headcount in 2001 compared to 2000. The increase in research and development expenses as a percentage of net revenue was attributable to the lower sales revenue in 2001.

General and Administrative Expenses

        General and administrative expenses decreased $2.4 million, or 34.2%, to $4.5 million for the year ended December 31, 2001 from $6.9 million for the year ended December 31, 2000. As a percentage of net revenue, general and administrative expenses increased to 8.1% of net revenue for the year ended December 31, 2001 from 5.7% for the year ended December 31, 2000. The decrease in general and administrative expenses was attributable to a $1.5 million decrease in compensation and related expenses due to a reduction in head count, a $0.2 million decrease in legal expenses, a $0.1 million decrease in travel-related expenses, and a $0.2 million decrease in amortization expenses for certain other intangible assets that were fully amortized as of December 31, 2000. Additionally, general and administrative expenses for 2000 included a one-time severance and compensation payment of approximately $0.6 million to a prior executive officer.

Restructuring Expenses

        In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million, as follows:

(in thousands)
Employee termination costs	$1,271
Impairment of property and equipment	1,007
Facility closures and related costs	637
Professional fees and other	20

Total	$2,935

        In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue. As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million, as follows:

(in thousands)
Employee termination costs	$259
Impairment of property and equipment	350
Facility closures and related costs	861

Total	$1,470

        Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. Facility closures and related costs consist of lease termination costs and four sales offices and closure of our New York City location.

        During the fourth quarter of 2001, we increased our March 2001 related restructuring accrual by approximately $0.2 million and our June 2001 related restructuring accrual by approximately $0.3 million due to the deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

        The following is a summary of restructuring activity recorded during the year ended December 31, 2001:

March 2001 Restructuring

	Restructuring Expense	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001
	(in thousands)
Employee termination costs	$1,271	$(1,269)	$2
Impairment of property and equipment	1,007	(1,007)	—
Facility closures and related costs	792	(398)	394
Professional fees and other	20	(20)	—

Total	$3,090	$(2,694)	$396

June 2001 Restructuring

	Restructuring Expense	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001
	(in thousands)
Employee termination costs	$259	$(259)	$—
Impairment of property and equipment	350	(350)	—
Facility closures and related costs	1,206	(361)	845

Total	$1,815	$(970)	$845

Other Income

        Other income decreased $2.5 million, or 89.4%, to $0.3 million for the year ended December 31, 2001 from $2.8 million for the year ended December 31, 2000. As a percentage of net revenue, other income decreased to 0.5% for the year ended December 31, 2001 from 2.3% for the year ended December 31, 2000. The decrease in the dollar amount of other income is attributable to a decrease in interest income earned on cash, cash equivalents and short-term investments of $1.1 million as a result of a decrease in our overall investments and declining interest rates in 2001 compared to 2000, a $0.7 million legal settlement recorded in 2001, a $0.4 million benefit from residual merger reserves from the Storage Dimensions, Inc./Artecon and Box Hill Systems/Artecon mergers recorded during 2000, and $0.3 million of other income recorded in 2000 as a result of a settlement reached with a former vendor.

Income Taxes

        Our effective income tax rate was (54.6)% for the year ended December 31, 2001 compared to 16.8% for the comparable 2000 period. The 2001 effective income tax rate reflects the effect of a $16.0 million charge to the income tax provision in connection with an increase in the valuation allowance provided for deferred income tax assets.

Liquidity and Capital Resources

        As of June 30, 2003, we had $30.7 million of cash, cash equivalents and short-term investments and working capital of $19.9 million. We expect to receive approximately $126.6 million in net proceeds

($144.7 million if the over-allotment option is exercised in full) from the sale of our common stock in this offering.

        We have an agreement with Wells Fargo Bank, National Association, which allows us to borrow up to $15.0 million under a revolving line of credit that expires May 1, 2004. The maximum amount we may borrow under this line is limited by the amount of our cash and investment balances held at the bank at any given time and may be reduced by the amount of any outstanding letters of credit with the bank. Borrowings under this line of credit are collateralized by a pledge of our deposits held at the bank. As of June 30, 2003, the amount available on this line was $15.0 million. Borrowings under this line of credit incur interest at the bank's prime rate or 50 basis points above LIBOR, at our option. Each month we pay interest only on outstanding balances, with the principal due at maturity. As of June 30, 2003, there was no balance outstanding under this line of credit.

        Our Japanese subsidiary has three lines of credit with Tokyo Mitsubishi Bank and one line of credit with National Life Finance Corporation in Japan, for borrowings of up to an aggregate of 70 million yen, or approximately $0.6 million as of June 30, 2003, at interest rates ranging from 1.7% to 2.6%. Interest is due monthly, with principal due and payable on various dates through August 2008. Borrowings are secured by the inventories of our Japanese subsidiary. As of June 30, 2003, the total amount outstanding under the four credit lines was approximately 31.8 million yen, or approximately $0.3 million.

        For the six months ended June 30, 2003, we had cash flow from operations of $7.0 million. We presently expect cash, cash equivalents, short-term investments, cash generated from operations and the net proceeds from this offering to be sufficient to meet our operating and capital requirements for at least the next twelve months. However, we may need additional capital to pursue acquisitions or significant capital improvements. The actual amount and timing of working capital and capital expenditures that we may incur in future periods may vary significantly and will depend upon numerous factors, including the amount and timing of the receipt of revenues from continued operations, our ability to manage our relationships with third party manufacturers, the status of our relationship with key customers, partners and suppliers, the timing and extent of the introduction of new products and services and growth in personnel and operations.

Effect of Recent Accounting Pronouncements

        In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue 00-21 to have a significant effect on our financial statements.

        In May 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Account Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003, with certain exceptions. The adoption of this statement, effective July 1, 2003, is expected to have an insignificant effect on our financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate and Credit Risk

        Our exposure to market rate risk for changes in interest rates relates to our investment portfolio. Our primary investment strategy is to preserve the principal amounts invested, maximize investment yields, and maintain liquidity to meet projected cash requirements. Accordingly, we invest in instruments such as money market funds, certificates of deposit, U.S. Government/Agencies bonds, notes, bills and municipal bonds that meet high credit quality standards, as specified in our investment policy guidelines. Our investment policy also limits the amount of credit exposure to any one issue, issuer, and type of instrument. We do not currently use derivative financial instruments in our investment portfolio and we do not enter into market risk sensitive instruments for trading purposes. We do not expect to incur any material losses with respect to our investment portfolio.

        The following table provides information about our investment portfolio at June 30, 2003. For investment securities, the table presents carrying values at June 30, 2003 and related weighted average interest rates by expected maturity dates.

June 30, 2003
(amounts in thousands)
Cash equivalents	$10,793
Average interest rate	0.9%
Short-term investments	10,045
Average interest rate	2.4%

Total portfolio	$20,838

Average interest rate	1.4%

        We have a line of credit agreement, which accrues interest at a variable rate. As of June 30, 2003, we had no balance under this line. Were we to incur a balance under this line, we would be exposed to interest rate risk on such debt.

Foreign Currency Exchange Rate Risk

        A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are credited to or charged against earnings in the period incurred. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. There can be no assurances that we will not experience currency losses in the future. We have not previously undertaken hedging transactions to cover currency exposure and we do not intend to engage in hedging activities in the future.

BUSINESS

Overview

        We are a provider of storage systems for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular system that allows end-users to add capacity as needed. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing performance. Our SANnet products have been distinguished by certification as NEBS Level 3 and are MIL STD-810F compliant based on their ruggedness and reliability.

        Our products and services are sold worldwide to end-users primarily through our channel partners, including OEMs, SIs and VARs. In May 2002, we entered into a three-year OEM agreement with Sun to provide our storage hardware and software products for private label sales by Sun. We have been shipping our products to Sun for resale to Sun's customers since October 2002. We continue to develop new products for resale by Sun and other channel partners and expect to begin shipping two additional new products for resale later this year.

        As part of our focus on indirect sales channels, we have outsourced substantially all of our manufacturing operations to Solectron. Our agreement with Solectron allows us to reduce sales cycle times and manufacturing infrastructure, enhance working capital and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale.

Industry Background

Growth of Data Storage

        The efficient generation, storage and retrieval of digital data and content has become increasingly strategic and mission-critical to organizations. The volume of this data continues to grow rapidly, driven by several factors including:

  •
  the proliferation of different types of data, including graphics, video, text and audio;

  •
  the emergence of Internet-based communication protocols which enable users to rapidly duplicate, change and re-communicate data;

  •
  new government regulation necessitating additional storage in certain industries, such as recent requirements imposed on healthcare companies and evolving regulatory requirements for financial services companies;

  •
  the implementation of enterprise-wide databases containing business management information;

  •
  gains in network bandwidth and the technology for managing and classifying large volumes of data; and

  •
  increased data storage requirements associated with homeland security.

        According to IDC, the total storage capacity of all worldwide disk storage systems shipped will grow by 51.5% on a compounded annual basis between 2002 and 2006, reaching 2.6 million TB in 2006. IDC also estimates that the total combined amount of worldwide storage-related expenditures will increase from $54.0 billion in 2002 to over $71.4 billion in 2006, growing at an overall CAGR of 7.2%.

        Traditionally, storage vendors have designed products for markets differentiated by capacity, performance, price and feature set. These storage markets are typically identified as:

  •
  Entry-level.  Entry-level storage products are designed for relatively low capacity, simple, stand-alone data storage needs of small organizations for which price and simplicity are the main purchasing considerations. Vendors address this market primarily through an indirect sales channel approach employing retailers and VARs that assist information technology, or IT, managers in identifying, purchasing and installing the product.

  •
  Midrange.  Midrange or departmental/workgroup storage products are designed for higher capacity and performance than entry-level products, but still feature ease of use and manageability, and are attached to a local server tailored to the needs of the local users. In this market, storage providers primarily sell their products to local IT managers through VARs and regional or small SIs.

  •
  High-end.  High-end or data center storage products are designed for use by larger organizations where data storage and management is critical. These organizations require large capacity, high performance, automation, extreme reliability, continuous availability, systems interoperability, and global service and support. In this market, storage providers sell their products with a combination of a direct sales force and indirect channels, including OEMs, large SIs and managed services providers.

        In addition to dramatic increases in the overall volume of data, the storage market has been influenced by the following major trends:

        Migration to Network Computing.    Computing processes and architectures have evolved from mainframe computing systems toward a centrally managed network computing environment characterized by multiple operating systems and server platforms that must share information. Organizations require large-scale data storage solutions offering:

  •
  increased connectivity capabilities;

  •
  greater capacity;

  •
  higher performance;

  •
  the ability to share data between different platforms;

  •
  greater reliability; and

  •
  greater protection.

        Organizations have responded by implementing tailored networks, optimized for data storage functions, that facilitate data access and protection.

        Increasing Focus on Total Cost of Ownership and Return on Investment.    IT managers are increasingly focused on lowering the total cost of ownership and increasing their return on investment on each technology purchase. IT managers evaluate total cost of ownership and return on investment based upon several metrics, including initial purchase price, ease of provisioning, scalability, reliability and redundancy, ease of management, IT staff productivity, operating costs and after-sale service and support.

Network Storage: SANs and NAS

        Customers require storage systems enabling them to capture, protect, manage and archive data across a variety of storage platforms and applications without sacrificing performance. Historically, the Small Computer Systems Interface, or SCSI, was the primary method of connecting storage to servers. Recently, Fibre Channel protocol was developed, which enables storage devices to connect to servers over a networked architecture, allowing end-users to connect multiple storage devices with high bandwidth throughput over long distances and centrally manage their storage enviroment. Centrally managed network storage systems are designed to provide connectivity across multiple operating systems and devices and may be based on either open or proprietary technology standards. These network storage systems are generally divided into two areas: storage area networks, or SANs, and network attached storage, or NAS. Combined, IDC estimates that by 2006 NAS and Fibre Channel SAN sales will represent over 60.2% of the worldwide disk storage market compared to approximately 32.2% of the market in 2002.

        Storage Area Networks.    SANs apply the benefits of a networked approach to data storage applications, allowing large blocks of data to move efficiently and reliably between multiple storage devices and servers without interrupting normal network traffic. SANs provide high scalability, connectivity and fault-tolerance, which permits IT managers to create and manage centralized pools of storage and backup devices with redundant data paths. With the addition of file-sharing software, SANs also allow multiple hosts to share consolidated data, dramatically reducing the need to duplicate, move and manage multiple files in a wide variety of data-intensive applications. SANs primarily employ Fibre Channel technology.

        IDC estimates that by 2006 Fibre Channel SANs will represent over 40.1% of the total spent worldwide on storage systems, up from 23.9% in 2002 and growing at a 14.7% CAGR from $4.8 billion in 2002 to $8.2 billion in 2006.

        Network Attached Storage.    NAS is based upon a disk array storage appliance that is attached directly to a network, rather than to a network server, and optimized for file storage. NAS appliances allow users to add storage capacity easily to networks without having to disable or increase demands on network servers. NAS storage is attractive to users principally requiring low acquisition cost, simplicity in installation and ease of management and file sharing.

        IDC estimates that by 2006 NAS devices will represent 20.0% of the total spent worldwide on storage systems, up from 8.3% in 2002 and growing at a 25.6% CAGR from $1.7 billion in 2002 to $4.1 billion in 2006.

        SAN/NAS Convergence.    More recently, storage solutions providers are developing single storage devices capable of operating equally well in both environments. Such devices are intended to offer the ease of installation and management, file sharing, and cost effectiveness associated with NAS appliances along with the scalability, reliability, throughput and block data transfer rates offered by SANs.

Demand for High Performance, Affordable Network Storage Solutions

        Customers increasingly demand higher performing, affordable solutions to address expanding storage requirements, interoperability across disparate systems, the need for improved connectivity and rising data management costs. Customers are also demanding open standards architecture and modular systems that allow them to add capacity as needed. These demands have created significant opportunities for network storage system solutions that are affordable and provide high performance.

Our Solutions

        We offer a broad line of networked data storage solutions composed of standards-based hardware and software for open systems environments. Many of the performance attributes demanded by high-end/data center end-users are incorporated into our products, at prices that are suitable for the entry-level or midrange markets. Our end-users consist of entry-level, midrange and high-end/data center users, requiring cost-effective, easily managed, high performance, reliable storage systems. Our product lines range from approximately 180 GB appliances to complete 28 TB storage systems. These offerings allow our products to be integrated in a modular building block fashion or configured into a complete storage solution, increasing OEM flexibility in creating differentiated products. Modular products also allow our indirect channel partners to customize solutions, bundling our products with value-added hardware, software and services.

        Our products and services are intended to provide users with the following benefits:

  •
  Low Total Cost of Ownership and High Return on Investment.  Our products combine reliability, flexibility, scalability and manageability into one of the smallest form factors in today's market. Our product set provides end-users with a low total cost of ownership due to our products' extreme reliability, the simplicity of our "plug-and-play" technology, decreased service and support costs and modular system approach that allows end-users to add capacity as needed. The modular nature of our products addresses our end-users' desire for a storage solution that does not require a large, upfront investment in a monolithic structure with unused capacity. In addition, we believe that our storage systems are among the most space-efficient in the storage industry, maximizing our customers' limited space and significantly reducing their costs. By extending and leveraging our customers' installed storage system and architecture, we are able to provide solutions that offer both a lower total cost of ownership and a higher return on investment.

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  Modular Scalability.  Our products are designed using a single cohesive modular architecture that allows customers to size and configure storage systems to meet their specific requirements. This modular architecture also allows customers to easily expand and, in some cases, reconfigure a system as their needs change, permitting them to extend the useful life of and better utilize their existing systems. Currently our SANnet II SCSI product can be scaled from 180 GB to 5 TB of capacity in single disk increments and can also be reconfigured from direct attached storage, or DAS, to NAS by replacing our proprietary controller module. This feature enables our end-users to migrate from legacy DAS storage to network storage and scale capacity as demand increases.

  •
  Carrier-Class Reliability.  We believe that high reliability is essential to our customers due to the critical nature of the data being stored. We design redundancy, 99.9998% reliability, high performance, and ruggedness into our storage systems. Redundant components have the ability to be replaced while the system is on line without interrupting network activity. All of our disk array products currently offered are certified to operate under extreme climatic and other harsh operating conditions without degradation in reliability or performance, as attested to with the NEBS Level 3 and MIL STD-810F certifications.

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  Open Systems, Multi-Platform Support.  As an independent provider of storage products, we are well positioned to provide storage solutions on a variety of platforms and operating systems, including Linux, Unix and Windows. Our SANnet II line of systems supports multiple servers using different operating systems simultaneously. This multi-platform compatibility allows customers to standardize on a single storage system that can readily be reconfigured and redeployed at minimal cost as the customer's storage architecture changes.

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  Manageability.  The ability to manage storage systems, particularly through software, is a key differentiator among storage vendors. SANscape, our storage management software, enables customers to more easily manage and configure their storage systems and respond to their changing system requirements. In addition, SANpath, our storage area networking software, further enhances performance and reliability.

Our Strategy

        Our objective is to focus on profitable growth and capture an increasing share of the open systems storage solution market.

        Focus on Profitable Growth.    We have focused our business strategy in several ways to enhance our margins and increase profits.

  •
  Utilize indirect sales channels.  We have adopted an indirect sales model to access end-user markets primarily through our OEM, SI and VAR partners. This allows us to benefit from our channel partners' extensive direct and indirect distribution networks, installed customer base, and greater sales, marketing, and global service and support infrastructures.

  •
  Outsource manufacturing and service operations.  We outsource substantially all of our manufacturing operations to Solectron, a leading electronics manufacturing services company. Our agreement with Solectron allows us to reduce manufacturing infrastructure, enhance working capital, and improve margins by taking advantage of Solectron's manufacturing and procurement economies of scale. In addition, we encourage our channel partners to provide support and service directly to end-users.

        Develop and Expand OEM Relationships.    In May 2002, we entered into an OEM agreement with Sun under which Sun resells our SANnet II and SANscape products to its customers under Sun's private label. In addition to Sun, we have other OEM partners, including Comverse Technology and Motorola for our hardware products and StorageTek for our software products. We intend to continue seeking additional OEM relationships with other industry leaders to sell current and future products and expand the number of products offered to existing OEM partners to enable them to address new markets.

        Broaden Non-OEM Channels to Diversify Revenues.    We intend to continue expanding our non-OEM sales channels through SIs and VARs in order to decrease our revenue concentration with OEMs. In the second quarter of 2003, we launched a new channel marketing program and added 17 new non-OEM channel partners. In addition, we continue to sell direct to service providers, including NTT/Verio, Ofoto, a division of Kodak, and UUNET.

        Grow and Extend Technology Leadership.    We view our core competencies as the research, design and engineering of modular open storage systems. We believe that focused research and development on advanced, cost effective storage technologies is critical to our ongoing success. We intend to accelerate our expenditures on technology development and integration in order to offer more complete storage solutions and enhance our existing products to benefit our channel partners' efforts to increase sales. We expect to introduce our SANnet II NAS and Blade products later this year.

        Pursue Strategic Alliances, Partnerships and Acquisitions.    We will continue to evaluate and selectively pursue strategic alliances, partnerships and acquisitions that are complementary to our business. We believe that growth of the network storage market will create additional opportunities to expand our business. In addition, we believe the most efficient pursuit of these opportunities will be through strategic alliances and relationships, which allow us to leverage our existing design and marketing infrastructure while capitalizing on products, technologies and channels that may be available through potential strategic partners.

Our Products

        We design our core family of open systems storage hardware and software products with the reliability, flexibility and performance necessary to meet IT managers' needs for easily scalable cost effective solutions. We offer storage systems in several configurations, including Fibre Channel, NAS and SCSI. Our software offerings consist of storage management applications, which can manage any one or all of our storage system configurations, and performance enhancing software that we sell bundled with our storage systems or license separately to OEM customers.

        All of our SANnet II products are NEBS Level 3 certified and MIL STD-810F compliant. NEBS guidelines were originally developed by Bellcore, now Telcordia, as ultra-high reliability standards for telecommunications equipment, including storage products. There are three levels of NEBS specifications. The most rugged and reliable equipment is rated carrier-class NEBS Level 3. The NEBS standards mandate a battery of tests designed to simulate the extreme conditions resulting from natural or man-made disasters and cover a range of product requirements for operational continuity. MIL STD-810F is a military standard created by the U.S. Government. It involves a range of tests used to measure the reliability of equipment in extreme conditions, including physical impact, moisture, vibration and high and low temperatures. These standards address system ruggedness and reliability, which are increasingly important requirements for end-users.

        Our primary products include the following:

Product Line	Description	General Availability	Capacity	Target Market	Features
Hardware
SANnet II SCSI	2 unit, 12 to 36 drives, Ultra160 SCSI DAS storage	4Q02	72 GB to 5.25 TB	Entry-level and Midrange	Compact 3.5 inch high enclosures, fully redundant RAID using SCSI connections, expandable storage capacity
SANnet II FC	2 unit, 12 to 192 drives, 2 Gigabit Fibre Channel SAN storage	1Q03	72 GB to 28 TB	Midrange and High-end	Complete SAN solution in a single enclosure, scalable performance and capacity without interruptions
SANnet II NAS	2 unit, 12 to 36 drives, 1 Gigabit Ethernet NAS storage	4Q03	72 GB to 5.25 TB	Midrange	Cross-platform file sharing, multiple levels of hardware RAID supported, expandable beyond a single enclosure
SANnet II Blade	1 unit, 4 to 12 drives, Ultra160 DAS or 1 Gigabit Ethernet NAS storage	4Q03	72 GB to 1.75 TB	Entry-level	Highly rack-optimized design, provides genuine hardware RAID functionality, connects to low-cost server SCSI ports
Software
SANpath	Storage area networking software	1Q00	N/A	Midrange and High-end	Load balancing, multipathing, path fail over, path fail back and LUN masking
SANscape	Storage management software	1Q00	N/A	Entry-level, Midrange and High-end	Graphical and command line consoles with diagnostics, monitoring and reporting

        SANnet II Family of Storage Solutions.    We introduced our next generation open systems storage products, our SANnet II family, during the fourth quarter of 2002. SANnet II provides enterprise class functionality to the entry-level, midrange and high-end storage markets at attractive prices. Through our SANnet II family of networked storage solutions, we offer compact, rugged RAID arrays that support SAN, NAS and DAS configurations. The SANnet II products provide 99.9998% uptime and are tested to operate in extreme environmental conditions. In addition, our SANnet II products share a common modular architecture and unified management system that integrates our SANpath and SANscape management software.

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  SANnet II SCSI.  We launched our SANnet II SCSI storage product in October 2002. It is an entry-level and midrange SCSI-based storage product supporting capacities up to 5.25 TB for IT managers requiring a compact DAS storage solution.

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  SANnet II FC.  We launched our SANnet II FC storage product in March 2003. It is a Fibre Channel-based storage product for IT managers that require an open systems storage solution for integration with a SAN.

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  SANnet II NAS.  We expect to launch our SANnet II NAS storage product in the fourth quarter of 2003. Our NAS appliance supports capacities of up to 28 TB.

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  SANnet II Blade.  We expect to launch our SANnet II Blade product during the fourth quarter of 2003. It is an entry-level ultra-compact storage solution supporting capacities up to 1.75 TB for both DAS and NAS architectures.

        Software.    We develop application software technologies and products that are complementary to our overall storage solutions. Our host-based software is delivered as two primary application suites: SANpath and SANscape. Our software supports widely used open systems platforms, including Linux, Unix, and Windows.

  •
  SANpath.  SANpath is our storage area networking software that improves system performance and enables storage multipathing to ensure comprehensive reliability, availability and serviceability. Originally released during the first quarter of 2000, SANpath functions with SCSI or Fibre Channel connections and storage hardware, including our SANnet II storage solutions deployed within either DAS or SAN architectures. All SANpath managed environments may be re-configured without interruptions to operating systems or applications.

    SANpath provides a number of features, such as: path fail over, load balancing, dynamic volume management, the reassignment of storage volume without server restarts and secure storage volume assignment via access control lists.

  •
  SANscape.  SANscape is our storage management software that facilitates the monitoring, configuration and maintenance of our SANnet II storage solutions using a Java-based graphical user interface and a variety of tools. Originally released during the first quarter of 2000, SANscape also creates an optional consolidated interface for the administration of SANpath.

    SANscape can be used to manage various storage solutions deployed throughout an organization. Its event tools monitor the storage solutions under management and report status changes to administrators by email, pager and other means.

Sales and Marketing

        We market and distribute our products globally through our channel partners and directly to service providers. Our channel partners consist of OEMs, SIs and VARs, which we use to cost effectively pursue a wide range of potential end-users. We rely on multiple channels to reach end-user customers that range in size from small businesses to government agencies and large multinational corporations. We have established a channel partner program consisting of three tiers which distinguishes and rewards our partners for their levels of commitment and performance. We maintain a sales and marketing organization operating out of our headquarters in Carlsbad, California, with regional offices in Germany, Japan, the Netherlands, Singapore and the United Kingdom as well as several smaller localized field sales offices throughout North America. Our products are sold under the Dot Hill brand name and under the names of our OEM customers. For the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2003, our top five customers accounted for approximately 37.1%, 36.5%, 47.5% and 88.3%, respectively, of our net revenue.

        As of June 30, 2003, our worldwide sales team consisted of 52 sales employees and 7 marketing employees.

OEMs

        Our primary distribution channel is through OEMs. We have several OEM relationships and are actively developing new ones. Currently OEM partners include Comverse Technology, Motorola, StorageTek and Sun. OEMs generally resell our products under their own brand name and typically assume responsibility for marketing, sales, service and support. Our OEM relationships allow us to sell into geographic or vertical markets where each OEM has significant presence. For the year ended December 31, 2002, OEM sales represented 55.9% of our net sales and 83.1% for the six month period ended June 30, 2003. Sales to Sun accounted for 25.0% and 81.0% of our net revenue for the year ended December 31, 2002 and the six months ended June 30, 2003, respectively. Sales to Comverse Technology accounted for 15.0%, 9.5% and 1.6% of our net revenue for the years ended December 31, 2001 and 2002 and the six months ended June 30, 2003, respectively.

Systems Integrators and Value Added Resellers

        Most of our non-OEM products are sold in conjunction with SIs and VARs who work closely with our sales force to sell our products to end-users. SIs and VARs generally resell our products under the Dot Hill brand name and share responsibility with us for marketing, sales, service and support.

        In North America we sell directly to SIs and VARs. In markets outside of North America, we have relationships with a number of distributors who offer our products to local VARs or, in some countries, directly to end-users. We believe international markets represent an attractive growth opportunity and intend to expand the scope of our international sales efforts by continuing to actively pursue additional international distributors and resellers.

Service Providers

        We sell directly to service providers, who integrate our storage products into their proprietary systems and provide access to their systems and related services to end-users. Our current service providers include NTT/Verio, Ofoto, a division of Kodak, and UUNET.

Marketing

        We support our OEM, SI and VAR channels with a broad array of marketing programs designed to build our brand name, attract additional channel partners and generate end-user demand. Our product marketing team, located in Carlsbad, California, focuses on product strategy, product development roadmaps, the new production introduction process, product lifecycle management, demand assessment and competitive analysis. The product marketing team also ensures that product development activities, product launches, channel marketing program activities and ongoing demand and supply planning occur on a well-managed, timely basis in coordination with our development, manufacturing and sales groups, as well as our sales channel partners. The groups work closely with our sales and research and development groups to align our product development roadmap to meet key channel technology requirements.

Our Relationship with Sun

        In May 2002, we entered into a three-year OEM agreement with an annual renewal to provide our SANnet II and SANscape products for private label sales by Sun. During October 2002, we began shipping to Sun the first product in our SANnet II family of systems, SANnet II SCSI, for resale to Sun's customers. We are developing new products primarily for sale by Sun and expect our relationship to continue to expand. For example, we began shipping our SANnet II FC to Sun in March 2003 and expect to begin delivery of a third product, SANnet II NAS, during the fourth quarter of 2003. There are no minimum purchase agreements or guarantees in our agreement with Sun, and the agreement does not obligate Sun to purchase its storage solutions exclusively from us.

        As of June 30, 2003, Sun held the right to acquire from us a number of shares of common stock equal to up to 4.3% of our common stock outstanding. In May 2002, in connection with the original OEM agreement, we issued a warrant to Sun to purchase 1,239,527 shares of our common stock. In February 2003, we issued a warrant to Sun in connection with a private placement of our preferred stock. As of June 30, 2003, this warrant was exercisable for 136,287 shares of our common stock and may become exercisable for an additional 18,461 shares. Under the terms of the warrants, we are obligated to file a registration statement with respect to the resale of all of the shares of our common stock issuable upon exercise of the warrants.

        We believe that our relationship with Sun enhances our credibility in the marketplace, validates our technology and enables us to sell our products, through Sun, to a much broader customer base. In addition to expanding and enhancing our relationship with Sun, we intend to add OEM customers as a part of our overall strategy.

End-users

        End-users of our products represent a wide variety of industries and range from small businesses to large enterprises, government agencies and other institutions. Our products are currently installed across many industries and markets. The table below lists representative end-users of our products:

Defense Agencies	Entertainment	Financial Services	Government Agencies
• Department of National Defense and Canadian Forces • U.K. Ministry of Defense • U.S. Air Force • U.S. Army • U.S. Navy	• AOL Time Warner • CBS MarketWatch • Fox Cable Networks • Home Box Office • Vivendi Universal	• American Express • Citigroup • Tudor Investment • UBS Financial Services • VeriSign	• Mexico Department of Labor • NASA • National Institute of Health • U.S. Department of Justice • U.S. Department of State
Healthcare	Industrial/Technology	Telecommunications	Universities
• Arena Pharmaceuticals • Bracco Diagnostics • GenVault • Merck & Company • St. Jude Children's Research Hospital	• Boeing • General Dynamics • Lockheed Martin • Raytheon • Texas Instruments	• Ameritech • AT&T • Lucent Technologies • Nortel Networks Corporation • NTT DoCoMo	• CalTech • CASPUR • CERN • Rutgers University • University of Stuttgart

Customer Service and Support

        We recognize that providing comprehensive, proactive and responsive support is essential to establishing new customer accounts and securing repeat business. We provide comprehensive, 24 hours a day, seven days a week, 365 days a year, global customer service and support, either directly or through third party service providers, aimed at simplifying installation, reducing field failures, minimizing system downtime and streamlining administration. Through direct and third party service providers, we maintain a global network of professional engineers and technicians who provide telephonic technical support in various languages from strategically-located global response centers on a 24 hour, seven day basis. In addition, we provide four hour on-site service response on a global basis. We also offer all of our customers access to SANsolve, our web-hosted interactive support knowledge base that gives our customers the ability to find answers to technical questions as well as initiate and track all support issues.

        As part of our shift away from direct sales, we have also taken steps to better align our service and support structure with our new indirect sales model. For example, we have:

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  Encouraged our channel partners to provide support and service directly to end-users. For example, Sun, our primary channel partner, provides all but the fifth and final level of support and service to its end-users; we provide that final level of support and service;

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  Focused on providing the higher levels of support for a fee and the establishment of authorized service providers; and

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  Entered into a services agreement in May 2003 with Anacomp to become the exclusive provider of on-site maintenance, warranty and non-warranty services for customers who purchase new maintenance agreements for our prior generation SANnet product family and other legacy products. Anacomp will also manage our non-warranty customers and be the exclusive distributor of spare parts for our legacy products. In addition, Anacomp will provide first and second level technical support for all of our product lines.

        Despite our shift away from direct sales, we plan to continue to maintain our current service offerings, including onsite support contracts. These services will be performed either directly by us, or through the increased use of third party service providers.

Research and Development

        Our research and development team is focused on developing innovative storage and networking products and storage management software for the open systems market. We have a history of industry firsts, including the first successfully commercialized hot-swappable SCSI Disk Array and RAID storage system for the Unix environment, and the first NEBS Level 3 certified and MIL STD-810F tested line of storage systems. We believe that our success depends on our ability to continuously develop products that meet changing customer needs and to anticipate and proactively respond to highly evolving technology in a timely and cost-effective manner. We also generally design and develop our products to have a modular architecture that can be scaled to meet customer needs and modified to respond to technological developments in the open systems computing environment across product lines.

        Our areas of expertise include Linux, Unix and Windows driver and system software design, SAN storage resource management software design, data storage system design and integration and high-speed data interface design. We are currently focusing development efforts on our next-generation family of storage systems and on our software products. Projects include the launch of additional members of the SANnet II family of systems, including products supporting Serial Advanced Technology Attachment technology, commonly known as Serial ATA technology, improvements to our storage software offerings and next generation high-speed solutions that will take advantage of the latest transports and technologies.

        Our research and development activities are directed by individuals with significant expertise and industry experience. Our total research and development expenses were $10.0 million for the year ended December 31, 2002 and $4.9 million for the six months ended June 30, 2003.

Manufacturing and Suppliers

        In May 2002, we entered into a manufacturing agreement with Solectron whereby we outsourced substantially all of our manufacturing operations and an OEM agreement with Infortrend, a supplier of RAID controllers.

        Our agreement with Solectron provides that Solectron will procure, assemble, test, stock and ship products on our behalf in accordance with procedures established by us. In addition, Solectron accepts and repairs returns of the products that it has manufactured for us. Solectron has manufactured all of the SANnet II systems since release. By outsourcing manufacturing we have been able to reduce expenses related to our internal manufacturing operations and focus on our research and development activities. Under our OEM agreement with Sun, Sun has the right to require that we use a third party to manufacture our products. This external manufacturer must meet Sun's engineering, qualification and logistics requirements.

        Our OEM agreement with Infortrend entitles us to purchase controllers used in our products. Under the OEM agreement, Solectron may purchase these controllers directly from Infortrend to incorporate into our products. We incur no obligation for purchases made by Solectron from Infortrend.

Intellectual Property

        Our success depends significantly upon our proprietary technology. We have received registered trademark protection for the marks SANnet®, SANpath®, SANscape®, Dot Hill®, Dot Hill Systems® and the Dot Hill® logo. We have attempted to protect our intellectual property rights primarily through copyrights, trade secrets, employee and third party nondisclosure agreements and other measures. We have registered trademarks and will continue to evaluate the registration of additional trademarks as appropriate. We claim common law protection for, and may seek to register, other trademarks. In addition, we generally enter into confidentiality agreements with our employees and with key vendors and suppliers.

        As of June 30, 2003, we had been awarded a total of eight U.S. patents. However, we do not believe that our patents will provide us with any material competitive advantage. If we are unable to protect our intellectual property or infringe intellectual property of a third party, our operating results could be harmed.

Competition

        The storage market is intensely competitive and is characterized by rapidly changing technology. We compete primarily against independent storage system suppliers, including EMC, Hitachi Data Systems, LSI Logic Storage Systems and Network Appliance. We also compete with traditional suppliers of computer systems, including Dell, HP and IBM, which market storage systems as well as other computer products.

        Many of our existing and potential competitors have longer operating histories, greater name recognition and substantially greater financial, technical, sales, marketing and other resources. As a result, they may have more advanced technology, larger distribution channels, stronger brand names, better customer service and access to more customers than we do. Other large companies with significant resources could become direct competitors, either through acquiring a competitor or through internal efforts. Additionally, a number of new, privately held companies are currently attempting to enter the storage market, some of which may become significant competitors in the future.

        We believe the principal competitive factors in the storage systems market are:

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  Product performance, features, scalability and reliability;

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  Price;

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  Product breadth;

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  Timeliness of new product introductions; and

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  Interoperability and ease of management.

        We believe that we compete favorably in each of these categories. To remain competitive, we believe we must invest significant resources in developing new products, enhancing our current products, and maintaining high quality standards and customer satisfaction.

Employees

        As of June 30, 2003, we had 182 full-time employees, of whom 59 were engaged in sales and marketing, 56 in research and development, 43 in manufacturing, 18 in general management and administration and 6 in customer service and support. We have not had a work stoppage among our employees and none of our employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

Facilities

        Our headquarters and principal research and marketing facilities occupy approximately 70,000 square feet in Carlsbad, California, under a renewable lease that expires in December 2003. In addition, we lease a sales office in Boston, Massachusetts, and six international offices in five countries: Germany, Japan, the Netherlands, Singapore and the United Kingdom. Solectron manufactures substantially all of our products. We believe that with our existing facilities and Solectron's manufacturing capabilities, we have the capacity to meet any potential increases to our forecasted production requirements and therefore believe our facilities are adequate to meet our needs in the foreseeable future.

Legal Proceedings

        We are subject to various legal proceedings and claims, asserted or unasserted, which arise in the ordinary course of business. The outcome of the claims against us cannot be predicted with certainty. We believe that such litigation and claims will not have a material adverse effect on our financial condition or operating results.

MANAGEMENT

Executive Officers, Directors and Key Employees

        The following table sets forth certain information concerning our executive officers, directors and key employees, including their ages, as of June 30, 2003:

Name	Age	Position
Executive Officers and Directors:
James L. Lambert	50	Chief Executive Officer, President and Director
Dana W. Kammersgard	47	Chief Technical Officer
Preston S. Romm	49	Chief Financial Officer, Vice President, Finance, Treasurer and Secretary
Charles F. Christ(1)(2)	64	Chairman of the Board
Benjamin Brussell(1)(2)(3)	43	Director
Norman R. Farquhar(1)(2)(3)	57	Director
Chong Sup Park(3)	55	Director
William R. Sauey	75	Director
Key Employees:
Richard B. McGee	42	Senior Vice President, Operations
Michael E. Munden	48	Senior Vice President, Customer Satisfaction
Kenneth W. Pitz	51	Senior Vice President, Sales Operations
Lisa F. Gulliver	41	Vice President, Sales OEM

(1)
Member of the Audit Committee.

(2)
Member of the Compensation Committee.

(3)
Member of the Governance and Nominating Committee.

Executive Officers and Directors

        James L. Lambert has served as a director and our Chief Executive Officer since August 2000. From August 1999 to August 2000, Mr. Lambert served as our Chief Operating Officer and Co-Chief Executive Officer. Since August 1999, he has also served as our President and a director. A founder of Artecon, Mr. Lambert served as President, Chief Executive Officer and director of Artecon from its inception in 1984 until August 1999. Mr. Lambert currently serves as a director of the Nordic Group of Companies, a group of privately held companies. He holds a B.S. and a M.S. in Civil and Environmental Engineering from the University of Wisconsin, Madison. Mr. Lambert is William R. Sauey's son-in-law.

        Dana W. Kammersgard has served as our Chief Technical Officer since August 1999. Mr. Kammersgard was a founder of Artecon and served as a director from its inception in 1984 until August 1999. At Artecon, Mr. Kammersgard served in various positions since 1984, including Secretary and Senior Vice President of Engineering from March 1998 until August 1999 and as Vice President of Sales and Marketing from March 1997 until March 1998. Prior to co-founding Artecon, Mr. Kammersgard was the director of software development at CALMA, a division of General Electric Company. Mr. Kammersgard holds a B.A. in Chemistry from the University of California, San Diego.

        Preston S. Romm has served as our Chief Financial Officer, Vice President, Finance and Treasurer since November 1999. Mr. Romm has also served as our Secretary since April 2001. From January 1997 to November 1999, Mr. Romm was Vice President of Finance, Chief Financial Officer and Secretary of Verteq, Inc., a privately-held semiconductor equipment manufacturer. From November 1994 to January 1997, Mr. Romm was Vice President of Finance and Chief Financial Officer of STM

Wireless, Inc., a wireless data and voice equipment manufacturer. From July 1990 to November 1994, Mr. Romm was Vice President and Controller of MTI Technology Corporation, a provider of data storage systems. Mr. Romm holds a B.S. in Accounting from the University of Maryland and a M.B.A. from American University.

        Charles F. Christ has served as Chairman of our Board of Directors since July 2000. Mr. Christ also serves as a director of Maxtor Corporation, a disk drive manufacturer, and Pioneer Standard Electronics, Inc., a broad-line distributor of computer products. From 1997 to 1998, Mr. Christ served as President, Chief Executive Officer and a director of Symbios, Inc. which was acquired by LSI Logic in 1998, a provider of storage systems and integrated circuits. He was Vice President and General Manager of the Components Division of Digital Equipment Corp., or DEC, where he launched and managed StorageWorks, DEC's storage division. Mr. Christ holds a B.S. in Industrial Engineering from General Motors Institute, now known as Kettering University, and a M.B.A. from Harvard Business School.

        Benjamin Brussell has served as a director since August 1999, and was a director of Box Hill from November 1998 until August 1999. Since February 2001, Mr. Brussell has been President of General Management Company, which provides financial and strategic advisory services to technology companies. From March 1998 to December 2002, he served as Vice President of Corporate Development for Plantronics, a publicly traded company and a worldwide provider of communications products. From 1990 to 1998, Mr. Brussell was responsible for corporate development at Storage Technology Corporation, a manufacturer of storage systems, most recently serving as Vice President of Corporate Development. Mr. Brussell holds a B.A. in Math and Economics from Wesleyan University and a M.S. in Management from the M.I.T. Sloan School of Management.

        Norman R. Farquhar has served as a director since August 1999. Since May 2003, Mr. Farquhar has served as Chief Financial Officer of 3E Company, a provider of environmental health and safety compliance services. He was a director of Artecon from April 1998 until August 1999. From January 2003 to May 2003, Mr. Farquhar served as a financial consultant to various privately held technology companies. From December 2001 to January 2003, Mr. Farquhar was Chief Financial Officer of Airprime, Inc., a leading provider of high-speed CDMA wireless data and voice products for the original equipment manufacturing market. From November 1999 to October 2001, Mr. Farquhar was Executive Vice President and Chief Financial Officer of Medibuy.com, a company that provides health care-related products exclusively over the Internet. Mr. Farquhar also held senior financial executive positions with Epicor Software Corporation, a provider of integrated eBusiness software solutions, Wonderware Corporation, an industrial automation software company, and MTI Technology Corporation, a provider of data storage solutions. Mr. Farquhar is also a member of the board of directors of nMetric, LLC, a privately held advanced scheduling software company. Mr. Farquhar holds a B.S. in Accounting from California State University, Fullerton and a M.B.A. from California State University, Long Beach.

        Chong Sup Park has served as a director since August 1999. Since November 2002, Dr. Park has served as Managing Director at H&Q Asia Pacific, based in Palo Alto, California. He was a director of Artecon from 1996 until August 1999. From May 2002 to November 2002, Dr. Park served as a financial consultant. Dr. Park served as Chairman and CEO of Hynix Semiconductor, Inc., a semiconductor manufacturer, from March 2000 to May 2002, and as President and CEO of Hyundai Electrics America from September 1996 to February 2000. He is a member of the board of directors for ChipPAC, Inc., a provider of semiconductor packaging design, assembly, test and distribution services, and is the Chairman of the Board of Maxtor Corporation, a disk drive manufacturer. Dr. Park holds a B.A. in Management from Yonsei University, a M.A. in Management from Seoul National University, a M.B.A. from the University of Chicago and a Ph.D. in Management from Nova Southeastern University.

        William R. Sauey has served as a director since August 1999. From August 1999 until July 2000, Mr. Sauey served as Chairman of our Board of Directors. Mr. Sauey was a founder of Artecon and served as Chairman of its Board of Directors from Artecon's inception in 1984 until August 1999. Mr. Sauey founded and serves as Chairman of the Board of Directors of a number of manufacturing companies in the Nordic Group of Companies, a group of privately held independent companies of which Mr. Sauey is the principal shareholder. Mr. Sauey serves as a Trustee to the State of Wisconsin Investment Board and is a director of the Baraboo Bancorporation, a bank holding company. He is also a member of World Presidents Organization and serves on the board of directors of the National Association of Manufacturers. Mr. Sauey holds an honorary bachelor's degree from Northwestern University and a M.B.A. from the University of Chicago. Mr. Sauey is James Lambert's father-in-law.

Key Employees

        Richard B. McGee has served as our Senior Vice President, Operations since April 2002. From 1990 to 2002, Mr. McGee served in various management positions at Qualcomm, Inc., including Vice President, Manufacturing/Engineering and Vice President, Operations. Mr. McGee holds an A.S. in Manufacturing Technology from San Diego City College and an Executive M.B.A. from Stanford University's AeA/Stanford Executive Institute.

        Michael E. Munden has served as our Senior Vice President, Customer Satisfaction since April 2003. From August 1997 to April 2003, Mr. Munden served in various other management positions, including as our Vice President, Customer Service and Vice President, Operations. Mr. Munden served as Vice President, Operations at Falcon Systems, a storage product company, from September 1995 until the company was acquired by us in August 1997. From January 1995 to September 1995, Mr. Munden served as Manufacturing Manager for Grass Valley Group, a manufacturer and tester of printed circuit assemblies. From April 1993 to January 1995, Mr. Munden served as National Service Manager for Qualimetrics, a Dynatech Company, a manufacturer of automated weather systems and meteorological sensors. Mr. Munden hold an A.S. in Electronics from the College of San Mateo.

        Kenneth W. Pitz has served as our Senior Vice President, Sales Operations since September 2000. From October 1992 to September 2000, Mr. Pitz served in various other management positions at our company and Box Hill Systems, including Vice President, Administration and Materials and General Manager. From 1977 to 1992, Mr. Pitz served in a variety of management positions at Lex/Schweber Electronics, subsequently Arrow Electronics, a distributor of wholesale electronic components and computer peripherals.

        Lisa F. Gulliver has served as our Vice President, Sales OEM since January 2002. From May 1991 to January 2002, Ms. Gulliver served in various other sales and management positions at our company including Vice President, Strategic Accounts and Regional Sales Manager. From October 1987 to May 1991, Ms. Gulliver served as General Manager for Compu-Media, a retailer of specialty paper and films. Ms Gulliver holds an A.S. in Computer Engineering and a B.A. in Architecture from the University of New Mexico School of Architecture and Planning.

Board Committees and Meetings

        Our board of directors has an Audit Committee, a Compensation Committee and a Governance and Nominating Committee.

  Audit Committee

        Our Audit Committee oversees our corporate accounting and financial reporting process. For this purpose, our Audit Committee performs several functions. Our Audit Committee evaluates the performance and assesses the qualifications of our independent auditors; determines the engagement of our independent auditors; determines whether to retain or terminate our existing independent auditors or to appoint and engage new independent auditors; reviews and approves the retention of our independent auditors to perform any proposed permissible non-audit and audit-related services; monitors the rotation of partners of our independent auditors on our engagement team as required by law; reviews the financial statements to be included in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q; and discusses with management and our independent auditors the results of our annual audit and our quarterly financial results. Messrs. Farquhar, Chairman, Brussell and Christ are the members of our Audit Committee. All members of our Audit Committee are independent, as independence is currently defined by the Nasdaq National Market's listing standards. In addition, we adopted an audit committee charter that complies with the Nasdaq National Market. Our board of directors has determined that Mr. Farquhar is an audit committee financial expert.

  Compensation Committee

        Our Compensation Committee reviews and approves our overall compensation strategy and policies. Our Compensation Committee reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviews and approves the compensation and other terms of employment of our Chief Executive Officer; and administers our stock option and purchase plans, deferred compensation plans and other similar programs. Messrs. Brussell, Chairman, Christ and Farquhar are the members of our Compensation Committee. Our board of directors believes our Compensation Committee members are independent within the meaning of the Nasdaq National Market's listing standards and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.

  Governance and Nominating Committee

        Our Governance and Nominating Committee interviews, evaluates, nominates and recommends individuals for membership on our board of directors and its various committees, and nominates specific individuals to be elected as officers by our board of directors. No procedure has been established for the consideration of nominees recommended by stockholders. Messrs. Park, Chairman, Brussell and Farquhar are the members of our Governance and Nominating Committee. Our board of directors believes our Governance and Nominating Committee members are independent within the meaning of the Nasdaq National Market's listing standards and free of any relationship that would interfere with their exercise of independent judgment as members of this committee.

Compensation Committee Interlocks and Insider Participation

        Our Compensation Committee consists of three outside directors, Messrs. Brussell, Farquhar and Christ, none of whom has ever been employed by us.

Compensation of Directors

        Each non-employee director, excluding our Chairman, receives an annual fee of $16,000 plus an additional $2,000 for each scheduled regular meeting of our board of directors attended in person or an additional $1,000 for each scheduled regular meeting of our board of directors attended via telephone. Our Chairman receives an annual fee of $48,000 plus an additional $2,000 for each scheduled regular meeting of our board of directors attended in person or an additional $1,000 for each scheduled regular meeting of our board of directors attended via telephone. Members of our Audit, Compensation and Governance and Nominating Committees of our board of directors also receive additional fees for each committee meeting attended. For each committee meeting attended in person, the additional fee is $1,250 for our Committee Chairman and $1,000 for our other committee members. For each committee meeting attended via telephone, the additional fee is $750 for our Committee Chairman and $500 for our other committee members. During the fiscal year ended

December 31, 2002, the total compensation paid to our non-employee directors was $190,666. All members of our board of directors are also eligible for reimbursement for their expenses incurred in connection with attendance at board of directors and committee meetings in accordance with our policy.

        Each of our non-employee directors also receives stock option grants under our 2000 Non-Employee Directors' Stock Option Plan, or our Directors' Plan. Only our non-employee directors or an affiliate of such directors, as defined in the Internal Revenue Code, are eligible to receive options under our Directors' Plan. Options granted under our Directors' Plan are intended by us not to qualify as incentive stock options under the Internal Revenue Code.

        Option grants under our Directors' Plan are non-discretionary. Each person who is elected or appointed as a director and who, for at least one year preceding such election or appointment, has at no time served as a non-employee director, is automatically granted under our Directors' Plan, without further action by us, our board of directors or our stockholders, an option to purchase 50,000 shares of our common stock as of the date of such election or appointment. In addition, as of the date of our annual meeting each year, each member of our board of directors who is not employed by us and has served as a non-employee director for at least four months is automatically granted under our Directors' Plan, without further action by us, our board of directors or our stockholders, an option to purchase 10,000 shares of our common stock. No other options may be granted at any time under our Directors' Plan. The exercise price of options granted under our Directors' Plan may not be less than 100% of the fair market value of the common stock subject to the option on the date of the option grant. Options granted under our Directors' Plan vest as set out in our Directors' Plan during the optionholder's service as a director and any subsequent employment of the optionholder by, and/or service by the optionholder as a consultant to, us or our affiliates. Options granted under our Directors' Plan permit exercise prior to vesting, but in such event, the optionholder is required to enter into an early exercise stock purchase agreement that allows us to repurchase unvested shares, generally at their exercise price, if the optionholder's service is terminated. The term of options granted under our Directors' Plan is ten years. In the event of a merger with or into another corporation or a consolidation, acquisition of assets or other change-in-control transaction involving our company, the vesting of each option will accelerate and the option will terminate if not exercised prior to the consummation of the transaction.

        During 2002, we granted options under our Directors' Plan covering 10,000 shares to each of the five non-employee directors as of our 2002 annual meeting, at an exercise price of $3.55 per share. The fair market value of our common stock based on the closing sales price reported on the New York Stock Exchange on the date of grant was $3.55 per share. As of June 30, 2003, no options had been exercised under our Directors' Plan.

        Directors are also eligible to receive discretionary grants under our 2000 Amended and Restated Equity Incentive Plan, or Equity Incentive Plan. In recognition of his past and continuing significant contributions as our Chairman of the Board, effective January 1, 2003, we granted Charles Christ a non-statutory stock option under our Equity Incentive Plan to purchase 50,000 shares of our common stock at a price of $3.10 per share, based on the closing sales price reported on the American Stock Exchange on the date of grant. The option is subject to vesting over four years on the same terms as are applicable to options granted under the Directors' Plan.

Compensation of Executive Officers

        The following table shows for the fiscal years ended December 31, 2000, 2001 and 2002, compensation paid, awarded or accrued by us for services rendered by our executive officers:

SUMMARY COMPENSATION TABLE

		Annual Compensation						Awards
Name and Principal Position	Fiscal Year	Salary	Bonus			Other Annual Compensation		Securities Underlying Options
James L. Lambert Chief Executive Officer, President and Chief Operating Officer	2002 2001 2000	$350,000 350,000 350,000	$	— 48,125 74,144		$	— — —	— 250,000 —
Dana W. Kammersgard Chief Technical Officer	2002 2001 2000	$264,423 250,000 250,000	$	— 56,250 52,960	(1)	$	— — —	— 100,000 75,000
Preston S. Romm Chief Financial Officer, Vice President, Finance, Treasurer and Secretary	2002 2001 2000	$185,500 185,971 174,832	$	— 23,188 25,950		$	— — —	— 100,000 75,000

(1)
Includes forgiveness of indebtedness of Mr. Kammersgard in the amount of $25,000.

Stock Option Grants and Exercises

        We grant options to our executive officers under our Equity Incentive Plan. As of June 30, 2003, options to purchase a total of 240,000 shares were outstanding under our Equity Incentive Plan and options to purchase 260,000 shares remained available for grant thereunder. For the fiscal year ended December 31, 2002, no options were granted to our executive officers.

        The following table shows options exercised during 2002, and held as of December 31, 2002, by our executive officers.

FISCAL 2002 AGGREGATED OPTION EXERCISES AND VALUE OF OPTIONS

			Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)(2)(3)
					Value of Unexercised In-the-Money Options at Fiscal Year-End ($)(2)(4)
Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
James L. Lambert	—	—	117,041	148,959	64,280	117,220
Dana W. Kammersgard	—	—	86,042	98,958	42,855	78,145
Preston S. Romm	—	—	153,125	121,875	42,855	78,145

(1)
Value realized is based on the fair market value of our common stock on the date of exercise minus the exercise price, or the actual sales price if the shares were sold by the optionee simultaneously with the exercise, without taking into account any taxes that may be payable in connection with the transaction.

(2)
Reflects shares vested and unvested at December 31, 2002. Certain options granted under our Equity Incentive Plan and our Directors' Plan are immediately exercisable, but are subject to our right to repurchase unvested shares on termination of employment.

(3)
Includes both in-the-money and out-of-the-money options.

(4)
Calculated based on the fair market value of our common stock on December 31, 2002 less the exercise or base price. Excludes out-of-the-money options.

Employment, Severance and Change of Control Agreements

        In August 1999, we entered into employment contracts with James L. Lambert and Dana W. Kammersgard that currently provide for base salaries in the amounts of $350,000 and $300,000, respectively. These employment contracts may be terminated at the option of either us or the employee "for cause" or, upon 30 days written notice, for convenience and "without cause." If we terminate for convenience, the employee is entitled to a severance payment equal to the employee's then-current annual base salary. In addition, following termination of employment other than due to death or disability, we may hire the employee as a consultant for a period of one year at a cost of 25% of the employee's then-current annual base salary, during which period the employee may not engage in any business activities that directly compete with our business. The agreements also provide for indemnification of the employees, non-disclosure of our confidential or proprietary information and health and dental insurance for the employee, his spouse and his children under the age of 21.

        In November 1999, we executed an employment offer letter with Preston S. Romm pursuant to which Mr. Romm became our Chief Financial Officer. Mr. Romm's employment agreement currently provide for a base salary of $200,000. Mr. Romm's employment agreement may be terminated by us or Mr. Romm at will. The agreement also provides for non-disclosure of our confidential or proprietary information and health and dental insurance for Mr. Romm, his spouse and his children under the age of 21.

        Effective August 23, 2001, we entered into change of control agreements with Messrs. Lambert, Kammersgard and Romm. Under Mr. Lambert's change of control agreement, in the event of an acquisition of our company or similar corporate event, Mr. Lambert's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 150% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Kammersgard's change of control agreement provides that if Mr. Kammersgard's employment with us is terminated, other than for cause, in connection with an acquisition of our company or similar corporate event, Mr. Kammersgard's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect, reduced by any severance payments payable under his employment agreement. Mr. Romm's change of control agreement provides that, in the event of an acquisition of our company or similar corporate event, Mr. Romm's then remaining unvested stock and options will become fully vested and he will be entitled to a lump sum cash payment equal to 125% of his annual base salary then in effect.

        In December 2002, our Compensation Committee adopted our 2003 Executive Compensation Plan, or 2003 Plan, applicable to Messrs. Lambert, Kammersgard and Romm for the year 2003. Our 2003 Plan provides for base salary in the amount of $350,000, $300,000 and $200,000, for Messrs. Lambert, Kammersgard and Romm, respectively. Except with respect to base salaries, the terms of our 2003 Plan are in addition to the terms of such officer's employment agreements. Our 2003 Plan provides for annual performance bonus potential of 75% of base salary for Mr. Lambert and 50% of base salary for Messrs. Kammersgard and Romm. The formula for the annual bonus calculation is as follows: 70% of the annual performance bonus potential is based on meeting revenue and net income goals. If we attain less than 85% of the revenue goals and net income goals for the year, no bonus is payable for the year. For each 1% increase above 85% of the revenue goal and, separately, the net income goal, a bonus equal to 3.3% of the annual target performance bonus will be paid, with no cap. 30% of the annual target performance bonus is subjective and may be tied to individual departmental goals and performance as determined by our Chief Executive Officer for Messrs. Kammersgard and Romm and our board of directors for Mr. Lambert.

SELLING STOCKHOLDERS

        The table below presents information as of September 17, 2003 regarding the beneficial ownership of our common stock, as adjusted to reflect the shares of our common stock being offered hereby, by each stockholder who is selling shares in this offering.

        Unless otherwise indicated, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock. Share ownership in each case includes shares issuable upon exercise of outstanding options that are exercisable within 60 days after September 17, 2003.

        Each selling stockholder is a director or officer, or an affiliate of a director, of Dot Hill Systems Corp. and is therefore prohibited from engaging in short sales pursuant to Section 16(c) of the Securities Exchange Act of 1934. None of the selling stockholders are, or are affiliated with, a registered broker-dealer.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering†
Name	Number of Shares	Percentage	Number of Shares Being Offered	Number of Shares	Percentage
James L. Lambert(2)	1,579,034	4.8%	393,000	1,186,034	2.9%
Dana W. Kammersgard(3)	675,234	2.1%	168,000	507,234	1.2%
Preston S. Romm(4)	213,817	*	53,000	160,817	*
Charles F. Christ(5)	76,667	*	18,000	58,667	*
Benjamin L. Brussell(6)	94,792	*	23,000	71,792	*
Norman R. Farquhar(7)	94,792	*	23,000	71,792	*
Chong Sup Park(8)	94,792	*	23,000	71,792	*
William R. Sauey(9)	2,511,737	7.7%	627,000(11)	1,884,737	4.6%
Flambeau, Inc.(10) 15981 Valplast Road Middlefield, Ohio	1,049,494	3.2%	494,791	554,703	1.3%
Seats, Inc.(10) 1515 Industrial Street Reedsburg, Wisconsin	64,075	*	30,209	33,866	*

*
Less than 1%

†
Assumes no exercise of the underwriters' over-allotment option

(1)
This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the Securities and Exchange Commission, or information certified to us by such officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 32,779,318 shares outstanding on September 17, 2003, adjusted as required by rules promulgated by the SEC.

(2)
Includes (i) 1,407,072 shares held jointly with Pamela Lambert, the spouse of James L. Lambert, our Chief Executive Officer, President and Chief Operating Officer, (ii) 1,440 shares held by Pamela Lambert, (iii) 66 shares held by Mr. Lambert's daughter, (iv) 1,332 shares held by the James Lambert IRA, and (v) options to purchase 169,124 shares exercisable within 60 days of September 17, 2003.

(3)
Includes (i) 218 shares held by Lisa Kammersgard, the spouse of Dana Kammersgard, our Chief Technical Officer, as to which shares Mr. Kammersgard disclaims beneficial ownership, and (ii) options to purchase 122,500 shares exercisable within 60 days of September 17, 2003.

(4)
Includes (i) 400 shares held by Joseph and Neva Romm Family Trust, as to which Preston S. Romm, our Chief Financial Officer, Vice President, Finance, Treasurer and Secretary, is co-trustee and (ii) options to purchase 210,417 shares exercisable within 60 days of September 17, 2003.

(5)
Includes options to purchase 76,667 shares exercisable within 60 days of September 17, 2003. Does not include 640,000 shares held by Maxtor Corporation, of which Charles Christ is a director.

(6)
Includes options to purchase 94,792 shares exercisable within 60 days of September 17, 2003.

(7)
Includes options to purchase 94,792 shares exercisable within 60 days of September 17, 2003.

(8)
Includes options to purchase 94,792 shares exercisable within 60 days of September 17, 2003. Does not include 640,000 shares held by Maxtor Corporation, of which Chong Sup Park is a director.

(9)
Includes 1,049,494 shares held by Flambeau, Inc. and 64,075 shares held by Seats, Inc. William R. Sauey is Chairman of the Board and the principal stockholder of Flambeau, Inc., and Seats, Inc. Mr. Sauey disclaims beneficial ownership of all the above-listed shares, except to the extent of his pecuniary interest in such shares. Also includes options to purchase 94,792 shares exercisable within 60 days of September 17, 2003.

(10)
William R. Sauey is Chairman of the Board and the principal stockholder of Flambeau, Inc. and Seats, Inc. Mr. Sauey disclaims beneficial ownership of the shares held by Flambeau, Inc. and Seats, Inc. except to the extent of his pecuniary interest in such shares.

(11)
Includes 102,000 shares held by Mr. Sauey and 494,791 shares and 30,209 shares held by Flambeau, Inc. and Seats, Inc., respectively, which are deemed beneficially owned by Mr. Sauey. Mr. Sauey disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital stock consists of 100,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $0.001 par value. As of September 17, 2003, there were 32,779,318 shares of common stock outstanding and no shares of preferred stock outstanding. We refer you to our certificate of incorporation, bylaws and certificate of designation of our Series A Junior Participating Preferred Stock, all of which have been filed with the SEC, and the applicable provisions of the Delaware General Corporation Law.

Common Stock

        All issued and outstanding shares of our common stock are fully paid and non-assessable. Holders of our common stock have no preemptive, subscription or conversion rights and are not liable for further calls or assessments. There are no redemption or sinking fund provisions in effect with respect to our common stock. Subject to the preferences that may be applicable to any outstanding preferred stock, holders of our common stock are entitled to receive ratably any dividends lawfully declared from time to time by our board of directors. We have paid no cash dividends on our common stock since our incorporation and anticipate that for the foreseeable future we will continue to retain earnings. Holders of our common stock are entitled to one vote per share on all matters to be voted upon by our stockholders. Our common stock is listed on the Nasdaq National Market under the symbol "HILL."

Preferred Stock

        Our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of our preferred stock (less 1,000,000 shares of preferred stock reserved for issuance pursuant to our rights plan) in one or more series and to fix the designations, powers, preferences, privileges and relative participation, optional or special rights and the qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights of our common stock. Our board of directors, without stockholder approval, can issue preferred stock with voting, conversion or other rights that could adversely affect the voting power and other rights of the holders of our common stock. Preferred stock could be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. Shares of preferred stock may also be issued upon the occurrence of a triggering event under our stockholder rights plan. Any issuance of preferred stock may have the effect of decreasing the market price of our common stock. We have no current plans to issue any of our preferred stock.

Warrants

        On May 24, 2002, we granted Sun a warrant to purchase 1,239,527 shares of our common stock at $2.97 per share in connection with the signing of a product supply agreement. The warrant was fully vested upon issuance, became exercisable for 413,175 shares of our common stock at signing, became exercisable for an additional 413,176 on May 24, 2003 and becomes exercisable for the remaining 413,176 shares on May 24, 2004. The warrant expires on May 24, 2007.

        On December 18, 2002, we issued to purchasers of our preferred stock, warrants to purchase up to an aggregate of 369,229 shares of our common stock at an exercise price of $3.25 per share. In addition, we issued to Roth Capital Partners, the sole placement agent in the private placement of our preferred stock, a warrant to purchase up to an aggregate of 118,812 shares of our common stock at an exercise price of $3.25 per share. These warrants may be exercised at any time and from time to time until their expiration on December 17, 2007.

        In February 2003, we issued a warrant to Sun to purchase a number of shares of common stock equal to 5% of the shares of our common stock issued and outstanding at any time during the term of the warrant to the purchasers of our preferred stock:

  •
  upon conversion of our preferred stock;

  •
  upon exercise of the warrants issued to such purchasers in connection with the preferred stock financing; and

  •
  pursuant to the exercise of any rights granted to such purchasers in connection with the preferred stock financing.

This warrant has an exercise price of $3.25 per share and may be exercised at any time and from time to time until its expiration on February 15, 2008.

        On March 14, 2003, we granted to Roth Capital Partners, the sole placement agent in a private placement of our common stock, a warrant to purchase 183,000 shares of our common stock at an exercise price of $4.68 per share. This warrant may be exercised at any time and from time to time until its expiration on March 14, 2008.

        All of the shares of common stock issuable pursuant to each of the warrants described above, other than the warrants issued to Sun, have been registered for resale by us pursuant to effective registration statements we filed with the SEC under the Securities Act of 1933. We are obligated to file a registration statement with respect to the resale of up to 1,394,275 shares of our common stock issuable upon exercise of the warrants issued to Sun.

Anti-Takeover Provisions of Delaware Law and Charter Provisions

        We are subject to Section 203 of the Delaware General Corporation Law. In general, this statute prohibits a publicly held Delaware corporation from engaging in any business combination with any interested stockholder for a period of 3 years following the date that the stockholder became an interested stockholder unless:

  •
  prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  •
  on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        Section 203 defines "business combination" to include:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

  •
  subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  transfer by the corporation of any stock of the corporation to the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

        Our certificate of incorporation and bylaws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing an acquisition of us.

  •
  Our bylaws provide that all stockholder actions must be effected at a duly called meeting of holders and not by written consent.

  •
  Our bylaws provide that special meetings of the our stockholders may be called only by our chairman of the board of directors, our chief executive officer or our board of directors pursuant to a resolution adopted by a majority of the total number of our authorized directors.

  •
  Our certificate of incorporation and bylaws provide for a classified board of directors, in which approximately one-third of our directors would be elected each year. Consequently, any potential acquiror would need to successfully complete two proxy contests in order to take control of our board of directors.

  •
  Our bylaws establish procedures, including advance notice procedures, with regard to the nomination of candidates for election as directors and stockholder proposals.

These provisions of the certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control.

Stockholder Rights Plan

        On May 17, 2003 we adopted a plan to provide certain rights to our stockholders, or a rights plan. Terms of the rights plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on May 30, 2003 to our stockholders of record on that date. Each such purchase right entitles the registered holder to purchase one one-hundredth of a share of our series A junior participating preferred stock at a price of $50.00, subject to adjustment. Each one one-hundredth of a share of this series of preferred stock has designations and powers, preferences and rights, and qualifications, limitations and restrictions that make its value approximately equal to the value of one share of our common stock. The description and terms of the purchase rights are set forth in a rights agreement, dated as of May 19, 2003 that we entered into with American Stock Transfer & Trust Company, as rights agent, and filed as an exhibit to our current report on Form 8-K filed with the SEC on May 19, 2003.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (212) 936-5100.

UNDERWRITING

        Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of Lehman Brothers Inc., Deutsche Bank Securities Inc., RBC Dain Rauscher Inc. and Roth Capital Partners, LLC have severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock opposite their names below:

Underwriters	Number of Shares
Lehman Brothers Inc.	5,000,000
Deutsche Bank Securities Inc.	2,000,000
RBC Dain Rauscher Inc.	2,000,000
Roth Capital Partners, LLC	1,000,000

Total	10,000,000

        The underwriting agreement provides that the underwriters' obligation to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, which include:

  •
  if any shares of our common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase must be purchased;

  •
  the representations and warranties made by us and the selling stockholders to the underwriters are true;

  •
  there is no material change in the financial markets; and

  •
  we and the selling stockholders deliver customary closing documents to the underwriters.

Over-Allotment Option

        We and the selling stockholders have granted the underwriters a 30-day option to purchase up to 1,500,000 shares at the public offering price less underwriting discounts and commissions. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares proportionate to the underwriter's initial commitment as indicated in the preceding table, and we and the selling stockholders will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

        The underwriters have advised us and the selling stockholders that the underwriters propose to offer shares of our common stock directly to the public at the public offering price presented on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $0.49 per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $0.10 per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

        The following table summarizes the underwriting discounts and commissions we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' over-allotment option to purchase up to 1,500,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us and the selling stockholders for the shares.

	No Exercise	Full Exercise
Per Share	$0.814	$0.814
Total	$8,140,000	$9,361,000

        We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $750,000. We have agreed to pay for such expenses incurred in connection with the offering that are customarily paid by the registering company. We will not pay any underwriting discounts or commissions on behalf of any selling stockholder.

Lock-Up Agreements

        We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock (other than shares of our common stock offered in this offering), or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. for a period of 90 days after the date of this prospectus, except issuances pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof and the issuance of shares or options in acquisitions in which the acquiror of such shares agrees to the foregoing restrictions.

        All of the selling stockholders, certain other stockholders and our executive officers and directors have agreed under lock-up agreements that, without the prior written consent of Lehman Brothers Inc., they will not offer, sell or otherwise dispose of any shares of capital stock or any securities which may be converted into or exchanged for any shares of capital stock for a period ending 90 days after the date of this prospectus, other than the common stock sold under this prospectus.

Indemnification

        We and the selling stockholders have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

        The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

  •
  Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

  •
  Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

        Neither we, the selling stockholders, nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we, the selling stockholders, nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Passive Market Making

        In connection with this offering, underwriters and selling group members may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before commencement of offerings or sales of common stock and extending through the completion of the distribution. A passive market maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market maker's bid, that bid must be lowered when specified purchase limits are exceeded.

Stamp Taxes

        Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

        A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters and/or one or more of the selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter or the particular selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

        Other than the prospectus in electronic format, the information on the underwriters' or any selling group member's web site and any information contained in any other web site maintained by the underwriter or any selling group member is not part of the prospectus, the accompanying prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Relationships

        Some of the underwriters and their affiliates have engaged in, are engaging in and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us and our affiliates. They have received and may in the future receive customary fees and expenses for these commercial and investment banking transactions.

        Other than in connection with this offering, and as otherwise described in this section, we have not, within the 12 month period ended July 31, 2003, entered into any arrangements to obtain investment or financial advisory services by any of the underwriters nor, since that date, have we entered into any arrangements to provide such services in the future.

        Roth Capital Partners, LLC, or Roth, was paid placement agent and financial advisory fees for providing services to us in connection with certain transactions consummated by us in December 2002 and March 2003. Specifically, in December 2002, Roth received a cash fee of approximately $0.4 million and a warrant to purchase up to 118,812 shares of our common stock at an exercise price per share equal to $3.25, representing an approximate 8% premium above the then fair market value of our common stock. In March 2003, Roth received a cash fee of approximately $1.2 million and a warrant to purchase up to 183,000 shares of our common stock at an exercise price per share equal to $4.68, the then fair market value of our common stock.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

        The distribution of the securities in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

        By purchasing securities in Canada and accepting a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

  •
  the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

  •
  where required by law, that the purchaser is purchasing as principal and not as agent; and

  •
  the purchaser has reviewed the text in the above under "Resale Restrictions."

Rights of Actions—Ontario Purchasers

        Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

        All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

        Canadian purchasers of securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the securities for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

        Cooley Godward LLP, San Diego, California, will pass upon the validity of the issuance of the common stock offered by this prospectus. Certain legal matters will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, Redwood Shores, California.

EXPERTS

        The financial statements as of December 31, 2001 and 2002, and for each of the three years in the period ended December 31, 2002, included and incorporated by reference in this prospectus and the related financial statement schedule incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and their reports which are incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important business and financial information to you that is not included in or delivered with this prospectus by referring you to publicly filed documents that contain the omitted information. We provide a list of all documents we incorporate by reference in this prospectus under "Incorporation of Certain Documents by Reference" below.

        You may read and copy the information that we incorporate by reference in this prospectus as well as other reports, proxy statements and other information that we file with the SEC at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information that registrants, such as us, file electronically with the SEC.

        Each person to whom a prospectus is delivered may also request a copy of those materials, free of change, by writing us at the following address: Dot Hill Systems Corp., 6305 El Camino Real, Carlsbad, California 92009, Attention: Investor Relations, or by telephoning us at (760) 931-5500.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus is accurate as of any date other than the date such information is presented, or, with respect to information incorporated by reference from reports or documents filed with the SEC, as of the date such report or document was filed. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act covering the securities described in this prospectus. This prospectus does not contain all of the information included in the registration statement, some of which is contained in exhibits included with or incorporated by reference into the registration statement. The registration statement, including the exhibits contained or incorporated by reference therein, can be read at the SEC's website or at the

SEC offices referred to above. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is only a summary of the actual contract, agreement or other document. If we have filed or incorporated by reference any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract, agreement or other document is qualified in its entirety by reference to the actual document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC in other documents, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information were included in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act, until the offering of securities by this prospectus is completed:

  •
  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 filed with the SEC on August 7, 2003;

  •
  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 filed with the SEC on May 15, 2003;

  •
  our Annual Report on Form 10-K/A for the fiscal year ended December 31, 2002 filed with the SEC on April 25, 2003; and

  •
  our Current Reports on Form 8-K filed with the SEC on September 18, 2003, September 5, 2003, August 12, 2003, July 23, 2003, June 4, 2003, May 19, 2003, May 7, 2003, May 2, 2003, April 23, 2003, March 19, 2003, January 30, 2003 and January 14, 2003.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Condensed Consolidated Balance Sheets—December 31, 2002 and June 30, 2003	F-2
Condensed Consolidated Statements of Operations and Comprehensive Operations—Three months ended June 30, 2002 and 2003 and six months ended June 30, 2002 and 2003	F-3
Condensed Consolidated Statements of Cash Flows—Six months ended June 30, 2002 and 2003	F-4
Notes to Condensed Consolidated Financial Statements	F-5
Independent Auditors' Report	F-14
Consolidated Balance Sheets as of December 31, 2001 and 2002	F-15
Consolidated Statements of Operations and Comprehensive Operations for the Years Ended December 31, 2000, 2001 and 2002	F-16
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2000, 2001 and 2002	F-17
Consolidated Statements of Cash Flows for the Years Ended December 31, 2000, 2001 and 2002	F-18
Notes to Consolidated Financial Statements for the Years Ended December 31, 2000, 2001 and 2002	F-20

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED—IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

	December 31, 2002	June 30, 2003
ASSETS
Current Assets:
Cash and cash equivalents	$10,082	$20,632
Restricted cash	2,000	—
Short-term investments	—	10,045
Accounts receivable, net of allowance of $751 and $825	6,304	14,803
Inventories	6,959	3,495
Prepaid expenses and other	2,313	3,314

Total current assets	27,658	52,289
Property and equipment, net	4,110	4,400
Other assets	460	1,405

Total assets	$32,228	$58,094

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$14,446	$24,587
Accrued compensation	1,754	2,619
Accrued expenses	1,614	2,539
Deferred revenue	1,110	1,362
Income taxes payable	1,020	942
Short-term debt	4,552	—
Current portion of restructuring accrual	407	384

Total current liabilities	24,903	32,433
Restructuring accrual, net of current portion	1,179	919
Borrowings under lines of credit	275	266
Other long-term liabilities	86	70

Total liabilities	26,443	33,688

Contingencies (Note 11)
Stockholders' Equity:
Preferred stock, $0.001 par value, 10,000 shares authorized, 6 and 0 shares issued and outstanding at December 31, 2002 and June 30, 2003, respectively	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 25,172 and 32,273 shares issued and outstanding at December 31, 2002 and June 30, 2003, respectively	25	32
Additional paid-in capital	109,562	127,405
Deferred compensation	(48)	(38)
Accumulated other comprehensive loss	(318)	(511)
Accumulated deficit	(103,436)	(102,482)

Total stockholders' equity	5,785	24,406

Total liabilities and stockholders' equity	$32,228	$58,094

See accompanying notes to condensed consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE OPERATIONS

(UNAUDITED—IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Net Revenue	$11,206	$48,428	$22,096	$78,950
Cost of Goods Sold	10,933	38,415	19,459	63,400

Gross Profit	273	10,013	2,637	15,550

Operating Expenses:
Sales and marketing	8,636	3,391	13,495	6,812
Research and development	2,517	2,841	4,867	4,897
General and administrative	1,490	1,610	2,814	3,071

Total operating expenses	12,643	7,842	21,176	14,780

Operating Income (Loss)	(12,370)	2,171	(18,539)	770

Other Income (Expense):
Interest income	188	97	287	123
Interest expense	(33)	(23)	(66)	(70)
Gain (loss) on foreign currency transactions, net	31	320	(25)	302
Other income (expense), net	2	6	(19)	(18)

Total other income, net	188	400	177	337

Income (Loss) Before Income Taxes	(12,182)	2,571	(18,362)	1,107
Income Tax Benefit (Expense)	3,300	(11)	3,300	(11)

Net Income (Loss)	$(8,882)	$2,560	$(15,062)	$1,096

Net Income (Loss) Attributable to Common Stockholders:
Net income (loss)	$(8,882)	$2,560	$(15,062)	$1,096
Dividends on preferred stock	—	36	—	141

Net income (loss) attributable to common stockholders	$(8,882)	$2,524	$(15,062)	$955

Net Income (Loss) Per Share:
Basic	$(0.36)	$0.08	$(0.61)	$0.03

Diluted	$(0.36)	$0.07	$(0.61)	$0.03

Weighted Average Shares Used to Calculate Net Income (Loss) Per Share:
Basic	24,913	31,576	24,854	28,877

Diluted	24,913	35,669	24,854	32,954

Comprehensive Operations:
Net income (loss)	$(8,882)	$2,560	$(15,062)	$1,096
Foreign currency translation adjustments	(167)	(92)	(53)	(177)
Net unrealized loss on short-term investments	(71)	(16)	(150)	(16)

Comprehensive income (loss)	$(9,120)	$2,452	$(15,265)	$903

See accompanying notes to condensed consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED—IN THOUSANDS)

	Six Months Ended June 30,
	2002	2003
Cash Flows From Operating Activities:
Net income (loss)	$(15,062)	$1,096
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	693	1,042
Loss on disposal of property and equipment	—	27
Provision for doubtful accounts and note receivable	468	74
Stock-based sales and marketing expenses	3,647	—
(Gain) loss on sales of short-term investments	(71)	1
Stock-based compensation expense	26	10
Changes in operating assets and liabilities:
Accounts receivable	(1,057)	(8,573)
Inventories	4,954	3,464
Prepaid expenses and other assets	254	(1,946)
Accounts payable	756	10,141
Accrued compensation and other expenses	(180)	1,790
Deferred revenue	(157)	252
Income taxes payable	(2,388)	(78)
Restructuring accrual	(785)	(283)
Other liabilities	24	(16)

Net cash provided by (used in) operating activities	(8,878)	7,001

Cash Flows From Investing Activities:
Purchases of property and equipment	(348)	(1,359)
Sales of short-term investments	8,637	1,530
Purchases of short-term investments	(44)	(11,592)

Net cash provided by (used in) investing activities	8,245	(11,421)

Cash Flows From Financing Activities:
(Increase) decrease in restricted cash and investments	(7,268)	2,000
Proceeds from bank and other borrowings	16,261	22,848
Payments on bank and other borrowings	(9,005)	(27,409)
Proceeds from issuance of common stock and stock warrants, net of issuance costs	—	16,543
Proceeds from exercise of stock options	—	958
Proceeds from sale of stock to employees	133	348
Dividends paid to preferred stockholders	—	(141)

Net cash provided by financing activities	121	15,147

Effect of Exchange Rate Changes on Cash	(53)	(177)

Net Increase (Decrease) in Cash and Cash Equivalents	(565)	10,550
Cash and Cash Equivalents, beginning of period	7,785	10,082

Cash and Cash Equivalents, end of period	$7,220	$20,632

Supplemental Disclosures of Cash Flow Information:
Cash paid for interest	$54	$61

Cash paid for income taxes	$51	$95

See accompanying notes to condensed consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1.    Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements have been prepared by Dot Hill Systems Corp. ("Dot Hill", "we", "our" or "us") pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). Accordingly, they do not include all of the information and disclosures required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments and reclassifications considered necessary for a fair and comparable presentation have been included and are of a normal recurring nature. Certain reclassifications have been made to the prior year financial statements to conform with the current year financial statement presentation. The unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Operating results for the six months ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003.

        The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates under different assumptions and conditions.

2.    Recent Accounting Pronouncements

        In November 2002, the Emerging Issues Task Force, or EITF, reached a consensus on Issue 00-21, Revenue Arrangements with Multiple Deliverables. EITF Issue 00-21 provides guidance on how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue 00-21 will apply to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We do not expect the adoption of EITF Issue 00-21 to have a significant effect on our financial statements.

        In May 2003, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Account Standards, or SFAS, No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective for the first interim period beginning after June 15, 2003, with certain exceptions. The adoption of this statement, effective July 1, 2003, is expected to have an insignificant effect on our financial statements.

3.    Stock-Based Compensation

        We account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for all periods presented. Accordingly, compensation cost for stock options issued to employees is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock.

        Had compensation cost for our stock option awards been determined based upon the fair value at the date of grant in accordance with SFAS No. 123, Accounting for Stock-Based Compensation, our net income (loss) and basic and diluted net income (loss) per share would have been the following amounts (in thousands, except per share information):

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Net income (loss) attributable to common stockholders as reported	$(8,882)	$2,524	$(15,062)	$955
Stock-based employee compensation expense included in reported net income (loss) attributable to common stockholders	13	5	26	10
Stock-based employee compensation expense determined under fair value based method	(306)	(530)	(1,077)	(1,304)

Pro forma net income (loss) attributable to common stockholders	$(9,175)	$1,999	$(16,133)	$(339)

Basic net income (loss) per share:
As reported	$(0.36)	$0.08	$(0.61)	$0.03
Pro forma	$(0.37)	$0.06	$(0.65)	$(0.01)
Diluted net income (loss) per share:
As reported	$(0.36)	$0.07	$(0.61)	$0.03
Pro forma	$(0.37)	$0.06	$(0.65)	$(0.01)

        The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Six Months Ended June 30,
	2002	2003
Risk free interest rate	3.03%	2.52%
Expected dividend yield	—	—
Expected life	5 years	5 years
Expected volatility	105%	82%

4.    Earnings Per Share

        Basic net income (loss) per share is calculated by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share reflects the potential dilution of securities by including other common stock equivalents, such as stock options, stock warrants and convertible preferred stock, in the weighted average number of common shares outstanding for a period, if dilutive.

        The following table sets forth a reconciliation of the basic and diluted number of weighted average shares outstanding used in the calculation of net income (loss) per share (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Shares used in computing basic net income (loss) per share	24,913	31,576	24,854	28,877
Dilutive effect of stock options and stock warrants	—	3,464	—	2,843
Dilutive effect of convertible preferred stock	—	629	—	1,234

Shares used in computing diluted net income (loss) per share	24,913	35,669	24,854	32,954

        For the three months ended June 30, 2003 and 2002, outstanding options to purchase 290,437 and 3,581,736 shares of our common stock, respectively, and outstanding warrants to purchase 0 and 1,239,527 shares of our common stock, respectively, were not included in the calculation of diluted net income (loss) per share because their effect was antidilutive.

        For the six months ended June 30, 2003 and 2002, outstanding options to purchase 480,691 and 3,581,736 shares of our common stock, respectively, and outstanding warrants to purchase 0 and 1,239,527 shares of our common stock, respectively, were not included in the calculation of diluted net income (loss) per share because their effect was antidilutive.

5.    Short-Term Investments

        The following table summarizes our short-term investments as of June 30, 2003 (in thousands):

	Cost	Net Unrealized Losses	Net Unrealized Gains	Fair Value
U.S. Government securities	$7,137	$31	$7	$7,113
Commercial paper	2,924	—	8	2,932

	$10,061	$31	$15	$10,045

        The cost and fair value at June 30, 2003 by contractual maturity are shown below (in thousands). Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Cost	Fair Value
Due in one year or less	$5,492	$5,477
Due after one year through two years	4,569	4,568

	$10,061	$10,045

        As of December 31, 2002, we did not have any securities classified as short-term investments.

6.    Inventories

        Inventories are stated at the lower of cost (first-in, first-out) or market value. The following is a summary of inventories (in thousands):

	December 31, 2002	June 30, 2003
Purchased parts and materials	$4,509	$1,766
Work-in-process	120	55
Finished goods	2,330	1,674

	$6,959	$3,495

        During the six months ended June 30, 2003 and 2002, we recorded inventory write-downs of $0.5 million and $3.5 million, respectively. During the three months ended June 30, 2003 and 2002, we recorded inventory write-downs of $0.4 million and $3.1 million, respectively.

7.    Product Warranties

        We generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, which could have a material adverse effect on our operating results and financial condition. Our warranty cost activity for the six months ended June 30 is as follows (in thousands):

Six Months Ended June 30,	Accrued Warranty Costs at Beginning of Period	Charged to Operations	Deductions for Costs Incurred	Accrued Warranty Costs at End of Period
2003	$336	$394	$(394)	$336
2002	316	679	(679)	316

8.    Restructurings

        In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions (the "March 2001 Restructuring"). The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million, as follows (in thousands):

Employee termination costs	$1,271
Impairment of property and equipment	1,007
Facility closures and related costs	637
Professional fees and other	20

Total	$2,935

        In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue (the "June 2001 Restructuring"). As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million, as follows (in thousands):

Employee termination costs	$259
Impairment of property and equipment	350
Facility closures and related costs	861

Total	$1,470

        Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. The facility closures and related costs consist of lease termination costs for five sales offices and closure of the New York City location.

        During the fourth quarter of 2001, we increased our March 2001 Restructuring accrual by approximately $0.2 million and our June 2001 Restructuring accrual by approximately $0.3 million due to the continuing deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

        During the fourth quarter of 2002, we again increased our March 2001 Restructuring accrual by approximately $0.7 million and our June 2001 Restructuring accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several facilities and a sublease arrangement reached on another facility.

        The following is a summary of restructuring activity recorded during the period from January 1, 2002 to June 30, 2003 (in thousands):

March 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized in 2003	Accrued Restructuring Expenses at June 30, 2003
Employee termination costs	$2	$—	$(2)	$—	$—	$—
Facility closures and related costs	394	693	(426)	661	(152)	509

Total	$396	$693	$(428)	$661	$(152)	$509

June 2001 Restructuring

	Accrued Restructuring Expenses at January 1, 2002	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002	Amounts Utilized in 2003	Accrued Restructuring Expenses at June 30, 2003
Facility closures and related costs	$845	$857	$(777)	$925	$(131)	$794

        We believe that there are no unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of June 30, 2003.

9.    Stockholders' Equity

        On May 17, 2003 we adopted a plan to provide certain rights to our stockholders, or a rights plan. Terms of the rights plan provide for a dividend distribution of one preferred share purchase right for each outstanding share of our common stock. The dividend was payable on May 30, 2003 to our stockholders of record on that date. Each such purchase right entitles the registered holder to purchase one one-hundredth of a share of our Series A Junior Participating Preferred Stock at a price of $50.00, subject to adjustment. Each one one-hundredth of a share of this series of preferred stock has designations and powers, preferences and rights, and qualifications, limitations and restrictions that make its value approximately equal to the value of one share of our common stock.

        During March 2003, we raised net proceeds of approximately $16.8 million in a private placement of 4,750,000 shares of our common stock at a price of $3.75 per share. The shares in the private placement were sold at a price per share that was approximately 14% less than the five-day volume weighted average price of our common stock. We agreed to sell the shares in the private placement at a discount to the market price because the purchasers could not resell the shares to the public until the resale was registered. In connection with the private placement, we granted a warrant to the placement agent to purchase 183,000 shares of our common stock for $4.50 per share.

        During December 2002, we received gross proceeds of $6.0 million from the sale of 6,000 shares of preferred stock and warrants in a private placement. The preferred stock carried a 7% cumulative dividend. On May 1, 2003, we converted all of the outstanding shares of preferred stock into 1,846,152 shares of our common stock at a per share price of $3.25. The warrants granted to the holders of the preferred stock entitle them to purchase an aggregate of 369,229 shares of our common stock at a per share price of $3.25. The warrants terminate upon the earlier of December 19, 2007 or our consummation of certain acquisition transactions.

10.    Income Taxes

        We have federal and state net operating loss carryforwards as of December 31, 2002 of approximately $65.9 million and $63.1 million, respectively. These net operating loss carryforwards are available to offset taxable income generated in 2003 and future years, and such federal and state amounts will begin to expire in the tax years ending 2009 and 2003, respectively. In addition, we have federal tax credit carryforwards as of December 31, 2002 of approximately $1.9 million of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $1.7 million will begin to expire in the tax year ending 2008. We also have state tax credit carryforwards as of December 31, 2002 of $1.7 million, of which $1.6 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.1 million will begin to expire in the tax year ending 2006. Pursuant to current tax regulations, the annual use of certain of our federal and state net operating loss and tax credit carryforwards is limited as a result of a cumulative change in ownership of more than 50%. Future additional changes in ownership may further limit the use of such amounts.

11.    Legal Matters

        We are subject to various legal proceedings and claims, asserted or unasserted, which arise from time to time in the ordinary course of business. The outcome of such claims against us cannot be predicted with certainty. We believe that such litigation and claims will not have a material adverse effect on our financial condition or operating results.

12.    Segments and Geographic Information

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is the Chief Executive Officer. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

        Our operating segments are organized on the basis of products and services. We have identified operating segments that consist of our SANnet family of systems, legacy and other and services. We currently evaluate performance based on stand-alone segment revenue and gross margin. Because we do not currently maintain information regarding operating income at the operating segment level, such information is not presented.

        We previously also maintained and disclosed information by market segment, which consisted of e-commerce, telecommunications and service providers, or xSPs; government; and commercial and other customers. In 2001, we began to focus on indirect sales through channel partners regardless of the market segment served by those channel partners. In May 2002, we signed a key agreement with a particular channel partner, and that partner began to ship product to its own customers during October 2002. Sales to that channel partner accounted for approximately 62% of our revenue during the fourth quarter of 2002, approximately 75% of our revenue during the first quarter of 2003 and approximately 85% of our revenue during the quarter ended June 30, 2003. We have limited visibility into the type of market segments to which that channel partner, and many other channel partners, sell, and therefore we have no way to identify or track revenue generated by those channel partners by market segment. Going forward, we expect sales to channel partners to increase. Therefore, we have ceased to disclose information by market segment.

        Information concerning revenue by product and service is as follows (in thousands):

	SANnet Family	Legacy and Other	Services	Total
Three months ended:
June 30, 2003:
Net revenue	$46,174	$1,258	$996	$48,428
Gross profit (loss)	$11,213	$(1,648)	$448	$10,013
June 30, 2002:
Net revenue	$8,543	$2,046	$617	$11,206
Gross profit (loss)	$2,660	$(2,404)	$17	$273
Six months ended:
June 30, 2003:
Net revenue	$74,103	$3,117	$1,730	$78,950
Gross profit (loss)	$17,975	$(3,137)	$712	$15,550
June 30, 2002:
Net revenue	$16,027	$4,690	$1,379	$22,096
Gross profit (loss)	$4,947	$(2,364)	$54	$2,637

        Information concerning operating assets by product and service, derived by specific identification for assets related to specific segments and an allocation based on segment volume for assets related to multiple segments, is as follows (in thousands):

	SANnet Family	Legacy and Other	Services	Total
As of:
June 30, 2003	$54,030	$1,646	$2,418	$58,094

December 31, 2002	$23,590	$3,033	$5,605	$32,228

        Information concerning principal geographic areas in which we operate is as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2002	2003	2002	2003
Net revenue:
United States	$7,053	$45,725	$14,110	$73,868
Europe	3,367	1,694	6,362	3,324
Asia	786	1,009	1,624	1,758

	$11,206	$48,428	$22,096	$78,950

Operating income (loss):
United States	$(12,234)	$1,816	$(18,394)	$691
Europe	(46)	59	38	(165)
Asia	(90)	296	(183)	244

	$(12,370)	$2,171	$(18,539)	$770

        Net revenue is recorded in the geographic area in which the sale is originated.

13.    Sun Microsystems Loan Agreement

        On October 24, 2002, we entered into a loan and security agreement with Sun Microsystems, Inc. ("Sun"), pursuant to which Sun loaned us approximately $4.5 million. The loan was secured by all of our assets. The loan was subject to a fixed interest rate of 2.0% per annum and due to be repaid no later than June 30, 2003. We repaid all principal and interest due under the loan and terminated our loan and security agreement with Sun during the first quarter of 2003.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Dot Hill Systems Corp.:

        We have audited the accompanying consolidated balance sheets of Dot Hill Systems Corp. and subsidiaries (the "Company") as of December 31, 2001 and 2002, and the related consolidated statements of operations and comprehensive operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dot Hill Systems Corp. and subsidiaries as of December 31, 2001 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
March 17, 2003

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

	2001	2002
ASSETS
Current Assets:
Cash and cash equivalents	$7,785	$10,082
Short-term investments and restricted cash	8,672	2,000
Accounts receivable, net of allowance of $1,113 and $751	8,198	6,304
Inventories	13,876	6,959
Prepaid expenses and other	2,438	2,313

Total current assets	40,969	27,658
Property and equipment, net	3,520	4,110
Note receivable, net	1,242	30
Other assets	460	430

Total assets	$46,191	$32,228

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$5,221	$14,446
Accrued compensation	1,728	1,754
Accrued expenses	2,240	1,614
Deferred revenue	1,441	1,110
Income taxes payable	3,266	1,020
Short-term debt	—	4,552
Current portion of restructuring accrual	1,241	407

Total current liabilities	15,137	24,903
Restructuring accrual, net of current portion	—	1,179
Borrowings under lines of credit	330	275
Other long-term liabilities	113	86

Total liabilities	15,580	26,443

Commitments and Contingencies (Note 16)
Stockholders' Equity:
Preferred stock, $0.001 par value, 10,000 shares authorized, 6 shares issued and outstanding at December 31, 2002	—	—
Common stock, $0.001 par value, 100,000 shares authorized, 24,791 and 25,172 shares issued and outstanding at December 31, 2001 and 2002, respectively	25	25
Additional paid-in capital	99,467	109,562
Accumulated other comprehensive loss	(204)	(318)
Deferred compensation	—	(48)
Accumulated deficit	(68,677)	(103,436)

Total stockholders' equity	30,611	5,785

Total liabilities and stockholders' equity	$46,191	$32,228

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(IN THOUSANDS, EXCEPT PER SHARE INFORMATION)

	2000	2001	2002
Net Revenue	$121,197	$56,277	$46,936
Cost of Goods Sold	77,730	44,818	45,444

Gross Profit	43,467	11,459	1,492

Operating Expenses:
Sales and marketing	31,747	23,717	22,513
Research and development	8,798	6,673	10,043
General and administrative	6,891	4,533	5,150
Restructuring expenses	—	4,905	1,550

Total operating expenses	47,436	39,828	39,256

Operating Loss	(3,969)	(28,369)	(37,764)

Other Income (Loss):
Interest income	2,149	1,013	410
Interest expense	(53)	(107)	(248)
Gain (loss) on foreign currency transactions, net	(6)	52	143
Other income (expense), net	739	(657)	39

Total other income, net	2,829	301	344

Loss Before Income Taxes	(1,140)	(28,068)	(37,420)
Income Tax Benefit (Provision)	192	(15,323)	3,117

Net Loss	$(948)	$(43,391)	$(34,303)

Net Loss Attributable to Common Stockholders:
Net loss	$(948)	$(43,391)	$(34,303)
Dividends on preferred stock	—	—	(16)
Beneficial conversion feature of preferred stock	—	—	(440)

Net loss attributable to common stockholders	$(948)	$(43,391)	$(34,759)

Basic and Diluted Net Loss Per Share	$(0.04)	$(1.76)	$(1.39)

Weighted Average Shares Used to Calculate Basic and Diluted Net Loss Per Share	24,253	24,703	24,953

Comprehensive Operations:
Net loss	$(948)	$(43,391)	$(34,303)
Foreign currency translation adjustments	(1)	(138)	36
Unrealized gain (loss) on marketable securities	—	150	(150)

Comprehensive loss	$(949)	$(43,379)	$(34,417)

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(IN THOUSANDS)

	Preferred Stock		Common Stock			Accumulated Other Comprehensive Loss
					Additional Paid-in Capital		Deferred Compensation	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance, January 1, 2000	—	$—	23,888	$239	$97,137	$(215)	$—	$(24,338)	$72,823
Exercise of stock options, including tax benefit			687	7	1,709				1,716
Sale of common stock under employee stock purchase plan			33		180				180
Foreign currency translation adjustment						(1)			(1)
Net loss								(948)	(948)

Balance, December 31, 2000	—	—	24,608	246	99,026	(216)	—	(25,286)	73,770
Adjustment for change in par value of common stock				(223)	223
Exercise of stock options			64	1	57				58
Sale of common stock under employee stock purchase plan			119	1	161				162
Foreign currency translation adjustment						(138)			(138)
Unrealized gain on marketable securities						150			150
Net loss								(43,391)	(43,391)

Balance, December 31, 2001	—	—	24,791	25	99,467	(204)	—	(68,677)	30,611
Issuance of stock warrant					3,647				3,647
Issuance of stock under deferred compensation arrangement			15		60		(60)
Amortization of deferred compensation							12		12
Issuance of stock options to non-employees					25				25
Issuance of preferred stock and stock warrants, net of issuance costs	6				5,406				5,406
Beneficial conversion feature of preferred stock					440			(440)
Dividends on preferred stock								(16)	(16)
Exercise of stock options			21		40				40
Sale of common stock under employee stock purchase plan			345		477				477
Foreign currency translation adjustment						36			36
Unrealized loss on marketable securities						(150)			(150)
Net loss								(34,303)	(34,303)

Balance, December 31, 2002	6	$—	25,172	$25	$109,562	$(318)	$(48)	$(103,436)	$5,785

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

(IN THOUSANDS)

	2000	2001	2002
Cash Flows From Operating Activities:
Net loss	$(948)	$(43,391)	$(34,303)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:
Depreciation and amortization	1,401	1,550	1,463
Loss on disposal of property and equipment	—	—	329
Impairment of property and equipment	—	1,357	—
Provision for doubtful accounts and note receivable	824	(151)	1,018
Deferred income taxes	(1,434)	18,423	—
Stock-based sales and marketing expenses	—	—	3,647
Stock-based compensation expenses	—	—	25
Amortization of deferred compensation	—	—	12
Gain on sale of short-term investments	—	—	(71)
Changes in operating assets and liabilities:
Accounts receivable	238	11,294	1,973
Inventories	(11,830)	10,233	6,917
Prepaid expenses and other assets	483	(504)	161
Note receivable	—	(1,242)	115
Accounts payable	2,709	(12,582)	9,225
Accrued compensation and other expenses	(2,038)	(638)	(616)
Customer deposits	(1,692)	—	—
Deferred revenue	(760)	(1,425)	(331)
Income taxes payable	1,850	(123)	(2,246)
Restructuring accrual	(1,474)	1,241	345
Other liabilities	(235)	(146)	(27)

Net cash used in operating activities	(12,906)	(16,104)	(12,364)

Cash Flows From Investing Activities:
Purchases of property and equipment	(3,201)	(1,468)	(2,388)
Sales of short-term investments	3,500	—	8,637
Purchases of short-term investments	—	(8,522)	(44)

Net cash provided by (used in) investing activities	299	(9,990)	6,205

	(continued)

See accompanying notes to consolidated financial statements.

	2000	2001	2002
Cash Flows From Financing Activities:
Proceeds from exercise of stock options	1,716	58	40
Proceeds from sale of stock to employees	180	162	477
Proceeds from bank and other borrowings	—	11,531	35,505
Payments on bank and other borrowings	(86)	(11,387)	(31,008)
Increase in restricted cash	—	—	(2,000)
Proceeds from issuance of preferred stock and stock warrants, net of issuance costs	—	—	5,406

Net cash provided by financing activities	1,810	364	8,420

Effect of Exchange Rate Changes On Cash	(1)	(138)	36

Net Increase (Decrease) In Cash And Cash Equivalents	(10,798)	(25,868)	2,297
Cash and Cash Equivalents, beginning of year	44,451	33,653	7,785

Cash and Cash Equivalents, end of year	$33,653	$7,785	$10,082

Supplemental Disclosures of Cash Flow Information:
Cash paid during the year for:
Interest	$5	$65	$194

Income taxes	$94	$28	$107

Supplemental Disclosures of Non-Cash Financing Activities:
Dividends payable on preferred stock	$—	$—	$16

Value of conversion discount for convertible preferred stock	$—	$—	$440

Stock issued under deferred compensation arrangement	$—	$—	$60

See accompanying notes to consolidated financial statements.

DOT HILL SYSTEMS CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002

1.    Background and Summary of Significant Accounting Policies

Background

        Dot Hill Systems Corp. ("we," "our" or "us") is a provider of enterprise storage for organizations requiring high reliability, high performance networked storage and data management solutions in an open systems architecture. Our storage solutions consist of integrated hardware and software products employing a modular, building block approach to meet customer needs. Our broad range of products, from medium capacity stand-alone storage units to complete turn-key, multi-terabyte storage area networks, provides end-users with a cost-effective means of addressing increasing storage demands without sacrificing carrier class performance. Our integrated technology has been distinguished by certification as NEBS Level 3 and is MIL STD-810F compliant based on its ruggedness and reliability.

        Historically, we relied mainly on direct sales to customers in an array of markets, including the government and telecommunications. Beginning in 2001, we shifted our sales and marketing efforts away from direct sales toward indirect sales through channel partners. These channel partners either incorporate our products into their own, private-label our products or sell our products off the shelf. During 2002, we began outsourcing the manufacturing of our next-generation family of disk systems—SANnet II. We continue to manufacture SANnet systems and other legacy products in our facilities in Carlsbad, California. We also have sales offices in the United States, Germany, Japan, the Netherlands, Singapore and the United Kingdom.

Basis of Presentation

        On August 2, 1999, Box Hill Systems Corp. and Artecon, Inc. completed a merger in which the two companies were merged in a tax-free, stock-for-stock transaction. The merger was accounted for using the pooling-of-interests method. We are the result of that merger. Subsequent to the merger, we changed our name to Dot Hill Systems Corp.

Initial Public Offering

        Box Hill completed an initial public offering, or IPO, of its common stock, effective September 16, 1997. The offering consisted of the sale of 5.5 million shares of common stock at an initial public offering price of $15.00, of which 3.3 million shares were issued and sold by Box Hill and 2.2 million shares were sold by individuals who were the only stockholders of Box Hill prior to the IPO. Additionally, 825,000 shares of common stock were purchased from Box Hill at $15.00 per share by the underwriters upon the exercise of an over-allotment option. The net proceeds to Box Hill, after deducting estimated underwriting discounts and offering expenses, were approximately $56.6 million.

Principles of Consolidation

        The accompanying consolidated financial statements include our accounts and the accounts of our subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        Cash and cash equivalents include highly liquid investments purchased with an original maturity of three months or less. Cash equivalents consist principally of money market mutual funds.

Short-term Investments

        We account for investments in accordance with Statement of Financial Accounting Standards, or SFAS, No. 115, Accounting for Certain Investments in Debt and Equity Securities. Short-term investments have been categorized as available for sale and, as a result, are stated at fair value. Unrealized gains and losses on available-for-sale securities are included as a separate component of stockholders' equity.

Accounts and Note Receivable

        The allowances for doubtful accounts and note receivable represents management's estimate of potential loss on the accounts and note receivable balances. The estimate for accounts receivable is calculated using a percentage based on historical write-offs and recoveries. In addition, we also estimate potential losses for specific accounts.

Inventories

        Inventories are comprised of purchased parts and assemblies, which include direct labor and overhead, and are valued at the lower of cost (first-in, first-out) or market value. We perform periodic valuation assessments based on projected sales forecasts and analyzing upcoming changes in future configurations of our products and record inventory reserves for excess and obsolete inventory. We use certain of our inventory items internally and also provide select customers with the use of certain inventory items on a temporary test basis. The carrying value of these items is reduced to market through a monthly charge to expense until they are returned to inventory, which is generally within twelve months.

Property and Equipment

        Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets (two to seven years). Leasehold improvements are amortized on a straight-line basis over the lesser of the remaining term of the lease or the estimated useful life of the asset. Significant improvements are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Deferred Compensation

        Deferred compensation represents the unearned value of a common stock bonus given to an employee. In accordance with Accounting Principles Board Opinion No. 25, we recorded deferred compensation for the value of the common stock at the date of issuance and are amortizing the balance over the vesting period of the award, which is three years.

Fair Value of Financial Instruments

        Pursuant to SFAS No. 107, Disclosure About Fair Value of Financial Instruments, we are required to estimate the fair value of all financial instruments included on our balance sheets. We consider the carrying value of our financial instruments, including cash and cash equivalents, short-term investments and restricted cash, accounts receivable, note receivable, accounts payable, accrued expenses and short-term debt to approximate their fair value due to the relatively short period of time between origination of the instruments and their expected realization. The carrying value of the lines of credit approximate their fair value based on the terms and rates available to us for similar instruments.

Long-Lived Assets

        We account for the impairment and disposition of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. We periodically review the recoverability of the carrying value of long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Recoverability of these assets is determined by analysis of the assets' fair value by comparing the forecasted future undiscounted net cash flows from operations to which the assets relate, based on our best estimates using the appropriate assumptions and projections at the time, to the carrying amount of the assets. If the carrying value is determined not to be recoverable from future operating cash flows, the assets are deemed impaired and an impairment loss is recognized equal to the amount by which the carrying amount exceeds the estimated fair value of the assets. During the year ended December 31, 2001, we recognized an impairment of certain long-lived assets in connection with restructuring activities (Note 4). Based on our most recent analysis, we believe that no additional impairment exists at December 31, 2002.

Revenue Recognition

        We recognize revenue for non-software product sales upon transfer of title to the customer. Reductions to revenue for estimated sales returns are recorded at the time of shipment. These estimates are based on historical sales returns, changes in customer demand and other factors. If actual future returns and allowances differ from past experience, additional allowances may be required. Certain of our sales arrangements include multiple elements. Generally, these arrangements include delivery of the product, installation, training and product maintenance. Maintenance related to product sales entitles the customer to basic product support and significantly greater response time in resolving warranty related issues. We allocate revenue to each element of the arrangement based on its relative fair value. For maintenance contracts this is typically the price charged when such contracts are sold separately or renewed. Because professional services related to installation and training can be provided by other third party organizations, we allocate revenue related to professional services based on rates that are consistent with other like companies providing similar services, i.e., the market rate for such services. Revenue from product maintenance contracts is deferred and recognized ratably over the contract term, generally twelve months. Revenue from installation, training and consulting is recognized as the services are performed.

        For software sales, we apply Statement of Position No. 97-2, Software Revenue Recognition, whereby revenue is recognized from software licenses at the time the product is delivered, provided we have no significant obligations related to the sale, the resulting receivable is deemed collectible and there is vendor-specific objective evidence supporting the value of the separate contract elements. For arrangements with multiple elements, we allocate revenue to each element using the residual method based on vendor specific objective evidence of the undelivered items. A portion of the arrangement fee equal to the fair value of the undelivered elements, typically software maintenance contracts, is deferred and recognized ratably over the contract term, generally twelve months. Vendor specific objective evidence is based on the price charged when the element is sold separately. A typical arrangement includes a software licensing fee and maintenance agreement.

        The cost of maintenance contracts entered into with third-parties is deferred and recognized as expense over the contract term. At December 31, 2001 and 2002, the balance of deferred costs for maintenance contracts was $1.1 million and $0.7 million, respectively, and are included in prepaid expenses and other current assets.

Product Warranties

        We generally extend to our customers the warranties provided to us by our suppliers and, accordingly, the majority of our warranty obligations to customers are covered by supplier warranties. For warranty costs not covered by our suppliers, we provide for estimated warranty costs in the period the revenue is recognized. There can be no assurance that our suppliers will continue to provide such warranties to us in the future, which could have a material adverse effect on our operating results and financial condition. Our warranty cost activity for the years ended December 31 is as follows:

Accrued Warranty Costs	Balance at Beginning of Year	Charged to Operations	Deductions for Costs Incurred	Deductions for Change in Estimates	Balance at End of Year
	(in thousands)
2002	$316	$1,202	$(1,182)	$—	$336
2001	316	1,221	(1,221)	—	316
2000	847	1,365	(1,365)	(531)	316

Advertising Costs

        We expense advertising costs as incurred. For the years ended December 31, 2000, 2001 and 2002, advertising expenses were $1.2 million, $1.5 million and $1.2 million, respectively.

Research and Product Development

        Research and development costs are expensed as incurred. In conjunction with the development of our products, we incur certain software development costs. No costs have been capitalized pursuant to SFAS No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, because the period between achieving technological feasibility and completion of such software is relatively short and software development costs qualifying for capitalization have been insignificant.

Stock-Based Compensation

        We have two stock-based compensation plans, which are described more fully in Note 13. SFAS No. 123, Accounting for Stock-Based Compensation, encourages, but does not require us to record compensation cost for stock-based employee compensation plans at fair value. We have chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for all periods presented. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair value of our stock at the date of grant over the amount an employee must pay to acquire the stock.

        Had compensation cost for our stock option awards been determined based upon the fair value at the date of grant. In accordance with SFAS No. 123, our net loss and basic and diluted net loss per share would have been increased to the following amounts for the years ended December 31:

	2000	2001	2002
	(net loss amounts in thousands)
Net loss attributable to common stockholders as reported	$(948)	$(43,391)	$(34,759)
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,298)	(2,351)	(2,201)

Pro forma net loss attributable to common stockholders	$(3,246)	$(45,742)	$(36,960)

Basic and diluted net loss per share:
As reported	$(0.04)	$(1.76)	$(1.39)
Pro forma	$(0.13)	$(1.85)	$(1.48)

        We account for stock options granted to non-employees using the fair value method. Compensation expense for options granted to non-employees has been determined in accordance with Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, as the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measured. Compensation expense for options granted to non-employees is periodically remeasured as the underlying options vest and is recorded as expense and deferred compensation in the financial statements.

Foreign Currency Translation

        A portion of our international business is presently conducted in currencies other than the U.S. dollar. Foreign currency transaction gains and losses arising from normal business operations are included in current period earnings. As a result, fluctuations in the value of the currencies in which we conduct our business relative to the U.S. dollar will cause currency transaction gains and losses, which we have experienced in the past and continue to experience. Due to the substantial volatility of currency exchange rates, among other factors, we cannot predict the effect of exchange rate fluctuations upon future operating results. We have not previously undertaken hedging transactions to cover currency exposure and do not intend to engage in hedging activities in the future.

        The functional currency of each of our foreign subsidiaries is the local currency and accordingly, assets and liabilities are translated into U.S. dollars at year-end exchange rates; revenues and expenses, and gains and losses are translated at rates of exchange that approximate the rates in effect on the transaction date. Resulting remeasurement gains and losses are recognized as a component of other comprehensive income.

Income Taxes

        We record deferred income taxes to reflect temporary differences between the reporting of income for financial statement and tax reporting purposes. Measurement of the deferred income tax items is based on enacted tax laws and rates. In the event the future consequences of differences between financial reporting bases and tax bases of our assets and liabilities result in a deferred income tax asset, an evaluation is performed to determine the probability we will be able to realize the future benefits of such asset. A valuation allowance related to a deferred income tax asset is recorded when it is considered more likely than not that some portion or all of the deferred income tax asset will not be realized.

Net Loss Per Share

        Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period.

        Diluted net loss per share reflects the potential dilution of securities by including common stock equivalents, such as stock options, in the weighted average number of common shares outstanding during a period, if dilutive.

        The table below sets forth the reconciliation of the denominator of the net loss per share calculation for the years ended December 31:

	2000	2001	2002
	(in thousands)
Weighted average shares used to calculate basic net loss per share	24,253	24,703	24,953
Dilutive effect of stock options, stock warrants and convertible preferred stock	—	—	—

Weighted average shares used to calculate diluted net loss per share	24,253	24,703	24,953

        As of December 31, 2000, options to purchase 2,767,938 shares of common stock with exercise prices ranging from $0.50 to $15.94 per share were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive.

        As of December 31, 2001, options to purchase 3,285,293 shares of common stock with exercise prices ranging from $0.50 to $15.94 per share were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive.

        As of December 31, 2002, options to purchase 3,670,843 shares of common stock with exercise prices ranging from $0.50 to $15.94 per share and warrants to purchase 1,727,568 shares of common stock with exercise prices ranging from $2.97 to $3.25 per share were outstanding, but were not included in the calculation of diluted net loss per share because their effect was antidilutive. Additionally, preferred stock convertible into 1,846,152 shares of common stock has also been excluded from the calculation of diluted net loss per share because its effect was antidilutive.

Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS No. 142 was effective for fiscal years beginning after December 31, 2001. The adoption of this statement, on January 1, 2002, had an insignificant effect on our financial statements.

        In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, and the accounting and reporting provisions of APB Opinion No. 30, Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business (as previously defined in that Opinion). SFAS No. 144 was effective for fiscal years beginning after December 15, 2001. The adoption of this statement, on January 1, 2002, had an insignificant effect on our financial statements.

        In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This statement supercedes Emerging Issues Task Force, or EITF, Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. We will follow the provisions of SFAS No. 146 for exit or disposal activities that are initiated after December 31, 2002.

        In November 2002, the FASB issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. FIN No. 45 is an interpretation of SFAS Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosures of Indirect Guarantees of Indebtedness of Others, which is being superseded. We will apply the guidance provided in FIN No. 45 for any guarantees issued after December 31, 2002 and have followed the disclosure requirements for the current reporting period.

        In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. As we have chosen to continue using APB No. 25 to account for stock-based compensation, we have followed only the disclosure provisions of SFAS No. 148 for the year ended December 31, 2002.

Reclassifications

        Certain prior year amounts have been reclassified to conform to the current year presentation.

2.    Risks and Uncertainties

General Business Risks and Uncertainties

        Our future results of operations involve a number of risks and uncertainties. Management believes the factors that could affect our future operating results and cause actual results to differ materially from expectations include, but are not limited to, dependence on new products, dependence on a limited number of suppliers of high quality components, reliance on a limited number of principal customers, dependence on a third party manufacturer, a recent shift in our sales and marketing strategy from direct sales to indirect sales through channel partners, difficulties in managing growth, difficulties in attracting and retaining qualified personnel, competition, competitive pricing, dependence on key personnel, enforcement of our intellectual property rights, intellectual property claims made by third parties upon us, dependence on a limited number of production facilities, global economic conditions, the lengthening of sales cycles, and an uneven pattern of quarterly results.

Concentration of Credit Risk

        Financial instruments that potentially subject us to concentrations of credit risk consist primarily of trade accounts receivable. We do not require collateral or other securities to support customer receivables. A majority of our net revenue is derived from a limited number of customers. For the years ended December 31, 2000, 2001 and 2002, our top five customers, including channel partners, accounted for approximately 37.1%, 36.5% and 47.5%, respectively, of our net revenue. One customer accounted for 16.6% of our net revenue for the year ended December 31, 2000. Sales to another customer accounted for 15% and 9.5% of our net revenue for the years ended December 31, 2001 and 2002, respectively. Sales to a third customer accounted for 25% of our net revenue for the year ended December 31, 2002. Generally, our customers have no minimum purchase requirements and have certain rights to extend, delay or cancel shipment of their orders without penalty.

Cash Concentrations

        The Federal Deposit Insurance Corporation, or FDIC, insures a corporation's funds deposited in a bank up to a maximum of $0.1 million in the event of a bank failure. As of December 31, 2002, our cash held in a checking account exceeded the FDIC insured amount by approximately $0.7 million. We have not experienced any losses in relation to cash in excess of FDIC insurance limits.

Foreign Sales

        The following table summarizes foreign sales by geographic region as a percentage of net revenue for the years ended December 31:

	2000	2001	2002
Europe	12.8%	22.2%	18.4%
Asia	7.4	7.9	6.5
Other	2.3	0.5	1.8

Total foreign sales	22.5%	30.6%	26.7%

Dependence on Suppliers

        We rely on other companies to supply certain key components of our products and products that we resell. Many of these components and third-party products are available only from limited sources in the quantities and quality demanded by us. For products that we manufacture, we are responsible for obtaining supplies. For products that are manufactured by third parties, our contract manufacturer is responsible for purchasing and obtaining supplies.

        For products that we manufacture, we purchase substantially all of our disk drives from one supplier and substantially all of our controllers from another supplier. These two suppliers accounted for approximately 24%, 18% and 29% of our total raw material purchases for the years ended December 31, 2000, 2001 and 2002, respectively. We purchase substantially all of our raw materials pursuant to purchase orders, rather than long-term purchase agreements. We maintain minimum inventory levels.

        We have outsourced the manufacture of our SANnet II family of products to a single manufacturer. Approximately 32% of our total raw material purchases for the year ended December 31, 2002 were from this manufacturer. If our relationship with this manufacturer terminates, it could take several months to establish alternative manufacturing for these products and we may not be able to fulfill orders for these products in a timely manner, which would have a material adverse effect on our financial condition and operating results. Under an OEM agreement with a significant customer, this customer has the right to require that we use a third party to manufacture product. Such an external manufacturer must meet this customer's engineering, qualification and logistics requirements. If our relationship with the current manufacturer terminates, we may be unable to find another suitable external manufacturer, which would have a material adverse effect on our financial condition and operating results.

        With respect to certain components, such as disk drives and controllers, if we or our third party manufacturer had to seek alternative sources of supply, the incorporation of such components from alternative suppliers and the manufacture and shipment of product could be delayed while modifications to such products and the accompanying software were made to accommodate the introduction of the alternative suppliers' components. We estimate that replacing the controllers that we currently use with those of another supplier would involve several months of hardware and software modification, which would have a material adverse effect on our financial condition and operating results.

3.    Comprehensive Operations

        Our accumulated other comprehensive loss balance consists of foreign currency translation adjustments and unrealized gains and losses on securities. Changes in the accumulated other comprehensive loss balance for the years ended December 31, 2000, 2001 and 2002 are detailed as follows:

(in thousands)
Balance, January 1, 2000	$(215)
Foreign currency translation adjustment	(1)

Balance, December 31, 2000	(216)
Foreign currency translation adjustment	(138)
Unrealized gain on securities	150

Balance, December 31, 2001	(204)
Foreign currency translation adjustment	36
Unrealized loss on securities	(150)

Balance, December 31, 2002	$(318)

4.    Restructuring Costs and Asset Writedowns

        In March 2001, we announced plans to reduce our full-time workforce by up to 30% and reduce other expenses in response to delays in customer orders, lower than expected revenues and slowing global market conditions. The cost reduction actions were designed to reduce our breakeven point in light of an economic downturn. The cost reductions resulted in a charge for employee severance, lease termination costs and other office closure expenses related to the consolidation of excess facilities. We recorded restructuring expenses in the first quarter of 2001 of approximately $2.9 million, as follows:

(in thousands)
Employee termination costs	$1,271
Impairment of property and equipment	1,007
Facility closures and related costs	637
Professional fees and other	20

Total	$2,935

        In June 2001, we announced plans to further reduce our full-time workforce by up to 17% and reduce other expenses in response to a continuing economic downturn and overall decrease in revenue.

As a result of these additional restructuring actions, we recorded additional restructuring expenses during the second quarter of 2001 of approximately $1.5 million, as follows:

(in thousands)
Employee termination costs	$259
Impairment of property and equipment	350
Facility closures and related costs	861

Total	$1,470

        Employee termination costs consist primarily of severance payments for 180 employees. Impairment of property and equipment consists of the write-down of certain fixed assets associated with facility closures. The facility closures and related costs consist of lease termination costs for five sales offices and closure of our New York City office.

        During the fourth quarter of 2001, we increased our March 2001 related restructuring accrual by approximately $0.2 million and our June 2001 Restructuring accrual by approximately $0.3 million restructuring accrual due to the continuing deterioration of various real estate markets and the inability to sublet excess space in our Carlsbad and New York City facilities.

        During the fourth quarter of 2002, we again increased our March 2001 related restructuring accrual by approximately $0.7 million and our June 2001 Restructuring accrual by approximately $0.9 million to reflect additional deterioration of real estate markets in Carlsbad and New York City, as well as the effects of lease buyouts negotiated on several other facilities and a sublease arrangement reached on another facility.

        The following is a summary of restructuring activity recorded during the years ended December 31, 2001 and 2002:

March 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002
	(in thousands)
Employee termination costs	$1,271	$(1,269)	$2	$—	$(2)	$—
Impairment of property and equipment	1,007	(1,007)	—	—	—	—
Facility closures and related costs	792	(398)	394	693	(426)	661
Professional fees and other	20	(20)	—	—	—	—

Total	$3,090	$(2,694)	$396	$693	$(428)	$661

June 2001 Restructuring

	Restructuring Expenses in 2001	Amounts Utilized in 2001	Accrued Restructuring Expenses at December 31, 2001	Additional Restructuring Expenses in 2002	Amounts Utilized in 2002	Accrued Restructuring Expenses at December 31, 2002
	(in thousands)
Employee termination costs	$259	$(259)	$—	$—	$—	$—
Impairment of property and equipment	350	(350)	—	—	—	—
Facility closures and related costs	1,206	(361)	845	857	(777)	925

Total	$1,815	$(970)	$845	$857	$(777)	$925

        We believe that there are no unresolved issues or additional liabilities that may result in a significant adjustment to restructuring expenses accrued as of December 31, 2002.

5. Short-Term Investments and Restricted Cash

        As of December 31, 2001, short-term investments and restricted cash consisted entirely of short term investments. As of December 31, 2002, short-term investments and restricted cash consisted entirely of cash restricted under a $2.0 million letter of credit that expired on January 31, 2003.

        The following table summarizes our short-term investments as of December 31, 2001:

	Cost	Net Unrealized Gains	Fair Value
	(in thousands)
U.S. Government securities	$6,527	$118	$6,645
Corporate obligations	1,023	7	1,030
Commercial paper	972	25	997

	$8,522	$150	$8,672

6. Inventories

        Inventories consist of the following at December 31:

	2001	2002
	(in thousands)
Purchased parts and materials	$9,898	$4,509
Work-in-process	684	120
Finished goods	3,294	2,330

Total inventory	$13,876	$6,959

7. Property and Equipment

        Property and equipment consist of the following at December 31:

	2001	2002
	(in thousands)
Machinery and equipment	$8,312	$7,395
Furniture, fixtures, and computer equipment	619	668
Leasehold improvements	650	603

Total property and equipment, at cost	9,581	8,666
Less accumulated depreciation	(6,061)	(4,556)

Total property and equipment, net	$3,520	$4,110

        Depreciation expense was $1.1 million, $1.4 million and $1.5 million for the years ended December 31, 2000, 2001 and 2002, respectively.

8. Note Receivable

        Note receivable represents a financial agreement entered in connection with the exchange of certain of our service business assets to a third-party who provides service for certain of our legacy products developed by our predecessor companies, Box Hill and Artecon. The terms of the agreement are for a two-year period commencing July 2001 with quarterly payments due based on a percentage of service contract revenue for such product servicing.

        During 2002, based on performance under the agreement thus far, a recent downsizing of the third-party provider and a change in our focus, a portion of the note was deemed uncollectible. Consequently, we recorded an expense of $1.1 million associated with an allowance provided for this asset.

9. Credit Facilities

Japanese Yen Facilities

        Our Japanese subsidiary has three lines of credit with Tokyo Mitsubishi Bank, a Japanese bank, for borrowings up to an aggregate of 65 million Yen (approximately US $0.5 million at December 31, 2002). At December 31, 2001 and 2002, 43 million Yen (approximately US $0.3 million) and 33 million Yen (approximately US $0.3 million), respectively, were outstanding under these lines of credit. Borrowings under these lines of credit incur interest at a fixed rate ranging from 1.8% to 2.6% as of December 31, 2001 and 2002. Interest is due monthly, with the principal due on various dates through August 2008. Borrowings under these lines of credit are collateralized by inventories of the Japanese subsidiary.

Line of Credit

        We have an agreement with Wells Fargo Bank, National Association which provides for borrowings of up to $15.0 million under a revolving line of credit that expires on May 1, 2004. The maximum amount we may borrow under the line of credit is limited by the amount of our cash and investment balances held at the bank at any given time and may be reduced by the amount of any outstanding letters of credit with the bank. Borrowings under the facility are collateralized by a pledge of our deposits held at the bank. As of December 31, 2002, the amount available under this facility was approximately $8.1 million. Borrowings under the line of credit incur interest at the bank's prime rate or 50 basis points above LIBOR, at our option. Interest on outstanding borrowings is due monthly, with the principal due at maturity. As of December 31, 2002, there was no balance outstanding under this line of credit.

Short-Term Debt

        On October 24, 2002, we entered into a loan and security agreement with a customer, pursuant to which this customer loaned us approximately $4.5 million. The loan was secured by all of our assets. The funds were to enable us to design and deliver storage products under an OEM agreement, and for other working capital and general corporate purposes, subject to certain limitations. The loan carries an interest rate of 2% per annum, compounded daily. Repayment of the principal will be made by applying an amount equal to 37% of the net amount of invoices issued by us on certain purchase orders of the customer. As of December 31, 2002, there was approximately $4.5 million outstanding under this agreement. Subsequent to December 31, 2002, the amount outstanding was fully repaid and the loan and security agreement were terminated.

        In accordance with this loan and security agreement, we agreed to obtain the consent of the customer prior to entering into any private equity issuances. Prior to the sale of the convertible preferred stock (see Note 12), we obtained the consent of the customer by issuing them a warrant to purchase shares of our common stock equal to 5% of the shares of our common stock issued to the purchasers of the preferred stock, based upon the conversion of the preferred stock, upon exercise of the warrants issued to the purchasers of the preferred stock and upon exercise of any rights granted to the purchasers of the preferred stock in connection with the transaction, during the term of this warrant, at a price of $3.25 per share. As of December 31, 2002, no shares of our common stock have been issued to the purchasers of the preferred stock. We determined the value of this warrant was insignificant and, accordingly, we do not expect this warrant to impact our future operations.

10. Income Taxes

        Components of the income tax benefit (provision) are as follows for the years ended December 31:

	2000	2001	2002
	(in thousands)
Current:
Federal	$(376)	$3,178	$3,531
State, local and foreign	(866)	(101)	(423)

	(1,242)	3,077	3,108

Deferred:
Federal	1,118	5,922	7,778
State, local and foreign	773	2,322	3,294

	1,891	8,244	11,072

Increases in deferred income tax asset valuation allowance	(457)	(26,644)	(11,063)

Total income tax benefit (provision)	$192	$(15,323)	$3,117

        A reconciliation of the federal statutory income tax rate and the effective income tax rate is as follows for the years ended December 31:

	2000	2001	2002
Federal statutory rate	35.0%	35.0%	35.0%
Increase in deferred income tax asset valuation allowance	(40.1)	(95.0)	(29.6)
State and local income taxes, net of federal effect	0.5	5.0	5.3
Foreign taxes	(6.2)	(0.9)	(1.4)
Tax credit carryforwards and other	(3.0)	1.3	(0.9)
Meals and entertainment	(5.1)	(0.1)	(0.1)
Amortization of goodwill and intangible assets	(2.6)	(0.1)	—
Tax exempt interest income	15.3	0.2	—
Foreign sales corporation	23.0	—	—

Effective income tax rate	16.8%	(54.6)%	8.3%

        The income tax effect of temporary differences that give rise to deferred income taxes are as follows at December 31:

	2001	2002
	(in thousands)
Deferred income tax assets:
Net operating loss and tax credit carryforwards	$24,709	$32,218
Inventory reserve and uniform capitalization	2,499	6,197
Stock warrants	—	1,605
Restructuring accrual	546	698
In-process research and development	609	552
Acquisition costs	596	365
Allowance for bad debts	487	327
Vacation accrual	146	213
Acquired intangibles	185	189
Warranty accrual	139	147
Legal settlement accrual	280	—

Total deferred income tax assets	30,196	42,511

Deferred income tax liabilities:
State taxes	(2,313)	(3,459)
Depreciation and amortization	(165)	(435)
Import reserve	(258)	(258)
Miscellaneous accruals	(336)	(163)

Total deferred income tax liabilities	(3,072)	(4,315)

Deferred income tax asset valuation allowance	(27,124)	(38,196)

Net deferred income tax balance	$—	$—

        As of December 31, 2002, a valuation allowance of $38.2 million has been provided based upon our assessment of the future realizability of our deferred income tax assets.

        Additionally, at December 31, 2002, approximately $34,000 of the valuation allowance was attributable to the potential tax benefit of stock option transactions that will be credited directly to common stock, if realized.

        As of December 31, 2002, we have federal and state net operating loss carryforwards of approximately $65.9 million and $63.1 million, which begin to expire in 2009 and 2003, respectively. In addition, we have federal tax credit carryforwards of approximately $1.9 million, of which $0.2 million can be carried forward indefinitely to offset future taxable income, and the remaining $1.7 million will begin to expire in 2008. We also have state tax credit carryforwards of $1.7 million, of which $1.6 million can be carried forward indefinitely to offset future taxable income, and the remaining $0.1 million will begin to expire in 2006.

        Pursuant to the Tax Reform Act of 1986, annual use of Artecon's federal net operating loss and credit carryforwards is limited as a result of a cumulative change in ownership of more than 50% as a result of the Merger. The annual limitation is equal to (i) the aggregate fair market value of Artecon immediately before the ownership change multiplied by (ii) the long-term tax-exempt rate (within the meaning of Section 382(f) of the Internal Revenue Code) in effect at that time. The annual limitation is cumulative and, therefore, if not fully utilized in a year, can be utilized in future years in addition to the Section 382 limitation for those years.

        We have not provided for any residual U.S. income taxes on the earnings from our foreign subsidiaries because such earnings are intended to be indefinitely reinvested. Such residual U.S. income taxes, if any, would be insignificant.

11. Stockholders' Equity

Reincorporation

        Pursuant to stockholder approval obtained at our Annual Meeting of Stockholders held on May 18, 2001, we completed our reincorporation in Delaware on September 19, 2001. Effective September 19, 2001, our authorized capital consists of 110 million shares, of which 100 million shares are designated common stock at $.001 par value per share, and 10 million shares are designated preferred stock at $.001 par value per share.

Increase in Authorized Common Shares

        In May 2002, our board of directors authorized an increase of 573,505 shares of our common stock issuable pursuant to our 2000 Amended and Restated Equity Incentive Plan and 100,000 shares of our common stock issuable pursuant to our 2000 Amended and Restated Employee Stock Purchase Plan. This increase in shares became effective on the date of the 2002 Annual Stockholders Meeting, which was held May 14, 2002.

Common Stock Issuance

        During March 2003 we raised net proceeds of approximately $16.8 million in a private placement of 4,750,000 shares of common stock. In connection with the private placement, we granted a warrant to the placement agent in the transaction to purchase 183,000 shares of our common stock for $4.50 per share.

12. Preferred Stock

        On December 18, 2002, we entered into a securities purchase agreement pursuant to which we issued and sold 6,000 shares of our Series A Redeemable Convertible Preferred Stock and warrants to purchase an aggregate of 369,229 shares of our common stock at a per share price of $3.25, for gross proceeds of $6,000,000, in a private placement.

        The preferred stock carries a 7% cumulative dividend and is immediately convertible into an aggregate of 1,846,152 shares of our common stock at a per share price of $3.25. We have the option of redeeming 1/18th of the preferred stock in cash or common stock each month, beginning June 18, 2003 through December 18, 2004. If we choose not to redeem the preferred stock in any month, the dividend rate for the unredeemed shares increases to 12%. We are entitled to force conversion of the preferred stock to common stock if our common stock price exceeds $6.50 per share for 15 consecutive trading days. We may also redeem the preferred stock at any time in cash, subject to certain conditions, for 110% of the purchase price of the outstanding shares.

        The warrants issued to the purchasers of the preferred stock were assigned a value of $845,902 using the Black Scholes valuation model. The remaining gross proceeds of $5,154,098 were allocated to the preferred stock. Based on the amount allocated to the preferred stock, a beneficial conversion amount of $439,748 resulted, which has been recorded as a dividend.

        In connection with the sale of the preferred stock, we issued a warrant, to the placement agent in the transaction, to purchase up to 118,812 shares of our common stock for $3.25 per share.

13. Stock Options and Warrants

Stock Incentive Plan

        Our 2000 Amended and Restated Equity Incentive Plan, or Incentive Plan, provides for the granting of incentive and nonqualified stock options to employees. Our 2000 Non-Employee Stock Option Plan, or Directors' Plan, adopted in March 2000 provides for the granting of nonqualified stock options to non-employee directors. We currently have reserved 5,508,909 and 500,000 shares of common stock for issuance pursuant to the Incentive Plan and the Directors' Plan, respectively. The terms and conditions of grants of stock options are determined by our board of directors in accordance with the terms of the Incentive Plan and Directors' Plan.

        Information with respect to options under the Incentive Plan and Directors' Plan, as restated for the combination with Artecon's stock option plan, is as follows:

	Number of Shares	Weighted Average Exercise Price
BALANCE, January 1, 2000	2,219,037	$4.80
Grants	1,483,150	5.38
Forfeitures	(397,085)	7.36
Exercises	(537,164)	0.98

BALANCE, December 31, 2000	2,767,938	5.49
Grants	1,580,200	2.26
Forfeitures	(998,947)	5.26
Exercises	(63,898)	0.91

BALANCE, December 31, 2001	3,285,293	4.09
Grants	868,996	2.79
Forfeitures	(462,269)	3.58
Exercises	(21,177)	1.89

BALANCE, December 31, 2002	3,670,843	$3.86

        The options generally vest ratably over a four or five year period and are exercisable over a period of ten years from the date of grant.

        Information with respect to options outstanding under the Incentive Plan and Directors' Plan at December 31, 2002 is as follows:

	Options Outstanding
				Options Exercisable
		Weighted Average Remaining Contractual Life in Years
Range of Exercise Price	Outstanding		Weighted Average Exercise Price	Outstanding	Weighted Average Exercise Price
$0.50 - $1.75	462,044	8.58	$1.56	108,669	$1.35
$1.89 - $2.10	777,762	8.56	1.89	265,353	1.89
$2.25 - $2.95	577,996	9.41	2.78	26,161	2.38
$3.15 - $5.38	843,850	7.91	3.72	418,371	3.85
$5.40 - $5.50	459,917	6.83	5.50	360,979	5.50
$6.00 - $15.94	549,274	6.58	8.58	418,617	8.74

	3,670,843	8.03	$3.86	1,598,150	$4.98

        As of December 31, 2000 and 2001, approximately 587,000 and 896,000 options were exercisable at a weighted average exercise price of $5.72 and $5.98, respectively.

        The pro forma compensation costs presented in Note 1 were determined using the weighted average fair values, at the date of grant, for options granted during the years ended December 31, 2000, 2001 and 2002 of $3.79, $1.93 and $2.40 per share, respectively. The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31:

	2000	2001	2002
Risk free interest	5.2%-6.7%	4.0%-4.9%	3.0%
Expected dividend yield	—	—	—
Expected life	5 years	5 years	5 years
Expected volatility	65.0%	100.0%	105.0%

Warrants

        As of December 31, 2002, there were outstanding warrants to purchase 1,727,568 shares of our common stock. The warrants have exercise prices ranging from $2.97 to $3.25 per share and expire at various dates through February 14, 2008.

        On May 24, 2002, we granted an OEM customer a warrant to purchase 1,239,527 shares of our common stock at $2.97 per share in connection with the signing of a product supply agreement. The warrant was fully vested upon issuance and became exercisable for 413,175 shares at signing, becomes exercisable for 413,176 additional shares on May 24, 2003 and 2004 and expires on May 24, 2007. The fair value of the warrant, determined using the Black-Scholes option pricing model, was $3.7 million. The warrant was issued to induce the customer to purchase our products in the future and was not issued in consideration of any past transactions. As we received no consideration for the issuance of the warrant and the customer has no requirement to purchase any products from us, the $3.7 million value of the warrant was included in sales and marketing expense during the year ended December 31, 2002.

14.    Related Party Transactions

        For the year ended December 31, 2002, we had no sales to or purchases from affiliated companies. Revenues from sales to affiliated companies for the years ended December 31, 2000 and 2001 were approximately $2,000 and $1,000, respectively. Purchases from affiliated companies for the years ended December 31, 2000 and 2001 were approximately $87,000 and $19,000, respectively.

15.    Employee Benefit Plans

Dot Hill Retirement Savings Plan

        Effective December 1, 2000, we adopted a new retirement savings plan titled the Dot Hill Retirement Savings Plan, which combined and replaced the Box Hill and Artecon retirement savings plans. This plan, which qualifies under Section 401(k) of the Internal Revenue Code, is open to eligible employees over 21 years of age. Under the plan, participating U.S. employees may defer up to 20% of their pretax salary, but not more than statutory limits. We may match 50% of participating employees' contributions up to a specified limit ($1,000). Our matching contributions vest to employees as a percentage based on years of employment from one to five years, and matching contributions are fully vested to employees after five years of employment. Our matching contributions to the new retirement savings plan were approximately $0.1 million for the year ended December 31, 2001. As of December 31, 2002, we have accrued $0.1 million for matching contributions; however, our board of directors has not yet approved the matching of contributions to the new retirement saving plan for the year ended December 31, 2002.

Employee Stock Purchase Plan

        Our Employee Stock Purchase Plan (the "Purchase Plan") was adopted in August 1997, and amended and restated in March 2000. The Purchase Plan qualifies under the provisions of Section 423 of the Internal Revenue Code and provides our eligible employees, as defined in the Purchase Plan with an opportunity to purchase shares of our common stock at 85% of fair market value, as defined. We have reserved 950,000 shares of common stock for issuance pursuant to the Purchase Plan. During the years ended December 31, 2000, 2001 and 2002 approximately 33,000, 119,000 and 345,000 shares, respectively, were issued under the Purchase Plan.

16.    Commitments and Contingencies

Operating Leases

        We lease office space and equipment under noncancelable operating leases, which expire at various dates through September 2007. Rent expense for the years ended December 31, 2000, 2001 and 2002 was $2.1 million, $1.5 million and $1.0 million, respectively.

        Future minimum lease payments due under all noncancelable operating leases as of December 31, 2002 are as follows (in thousands):

2003	$1,708
2004	1,025
2005	900
2006	617
2007	384

Total minimum lease payments	$4,634

        The above minimum lease payments include minimum rental commitments totaling $3.6 million that have been included in the restructuring accrual as of December 31, 2002. Minimum payments for operating leases have not been reduced by minimum sublease rentals of $2.5 million due in the future under non-cancelable subleases.

Employment Agreements

        In connection with the Merger, effective August 2, 1999 we adopted employment contracts with two of our executive officers. These contracts provide for base salaries totaling $600,000 per year. In addition, each executive was eligible to receive, at the discretion of our board of directors, a cash bonus of up to 50% of such executives' then annual base salary. The employment contracts may be terminated at our option or at the executive's option "for cause," or, upon 30 days written notice, for convenience and "without cause." If we terminate for convenience, the executive is entitled to a severance payment equal to their then-current annual base salary. Following termination of employment other than due to death or disability, we may hire the executive as a consultant for a period of one year at a cost of 25% of the executive's then current annual base salary.

        In August 2001, the Company entered into change of control agreements with three of its executive officers. Under one of the agreements, in the event of an acquisition of the Company or similar corporate event, referred to hereafter as a change of control, the executive officer's remaining stock options will become fully vested and will be entitled to a lump sum cash payment equal to 150% of annual base salary then in effect. Under the second agreement, if the executive officer's employment is terminated other than for cause in connection with a change of control, the remaining unvested stock options will become fully vested and will be entitled to a lump sum cash payment of 125% of annual base salary then in effect. Under the third agreement, in the event of a change of control, the executive officer's remaining unvested stock options will become fully vested and will be entitled to a lump sum cash payment equal to 125% of annual base salary then in effect.

        Effective April 1, 2002, we entered into a change of control agreement with an additional executive. Under the agreement, in the event of a change of control, the executive's remaining unvested stock options will become fully vested and will be entitled to a lump sum cash payment equal to 125% of annual base salary then in effect.

        Effective January 1, 2003, we adopted the Executive Compensation Plan 2003 (the "Plan") for four of our executives. The terms of the Plan are in addition to the terms of these executive's employment contracts. The Plan provides for annual performance bonus potential of 50% of base salary for three of the executives and 75% of base salary for the remaining executive. The formula for the annual bonus calculation is as follows: 70% of bonus potential is tied to our annual operating plan. Of this 70% bonus potential, half is based on meeting revenue goals and half is based on meeting certain net income goals. If we attain less than 85% of revenue and net income goals, this 70% bonus potential will not be paid. For each 1% increase above 85% of the revenue and net income goals, a bonus equal to 3.3% of the annual performance bonus potential will be paid, with no cap. The remaining 30% of bonus potential is subjective, with 20% being tied to individual goals and performance and 10% being based on our performance with respect to the management of our working capital and cash flow.

Class Action Lawsuit

        On January 5, 2001, a final settlement in the class action lawsuit filed against Box Hill Systems Corp., certain of its officers and directors, and the underwriters of the Company's September 16, 1997 initial public offering was approved by the United States District Court for the Southern District of New York, and the action was dismissed with prejudice. No plaintiffs objected to the settlement, no plaintiffs opted-out of the settlement, and no appeal was taken from the judgment. Therefore, the action has been finalized.

Celtic Capital Corporation Litigation

        We were subject to a legal action first filed by Celtic Capital Corporation against us on April 24, 2001 in the Superior Court of the State of California and later amended. The plaintiffs alleged violations of the California Commercial Code and breach of contract among other commercial claims. We responded to the action by asserting numerous defenses and by filing a cross-complaint against National Manufacturing Technology, Inc. and affiliates (Celtic's assignors) and Epitech, Inc., or the Cross-Defendants, asserting various commercial claims including breach of contract. Defense costs, and other amounts incurred in connection with the Celtic litigation, were expensed as incurred.

        On April 3, 2002, the parties reached a settlement agreement in the Celtic litigation. Under the settlement agreement, we paid Celtic $350,000 on April 5, 2002 and made payments of $60,000 per month from May 1, 2002 through September 1, 2002. The final payment of $75,000 was made on October 1, 2002 and the action has now been finalized. We recorded the expense related to this settlement agreement, totaling $725,000, in other expenses for the year ended December 31, 2001. In exchange for the foregoing, Celtic completely released us from all claims and causes of action related to the complaint. We also received from the Cross-Defendants a global release of all claims, and all goods, work-in-process and inventory in the possession of the Cross- Defendants, which was in any way related to our purchase orders. In exchange, we released the Cross-Defendants from all claims and causes of action related to the cross-complaint.

Other Litigation

        We are involved in certain other legal actions and claims arising in the ordinary course of business. Management believes that the outcome of such other litigation and claims will not have a material adverse effect on our financial condition or operating results.

17.    Segment and Geographic Information

        Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by our chief operating decision-maker, or decision making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision-maker is the Chief Executive Officer. Our operating segments are managed separately because each segment represents a strategic business unit that offers different products or services.

        Our operating segments are organized on the basis of products and services. We have identified operating segments that consist of our SANnet family of systems, Legacy and Other, Services, and Tape Backup.

        Through the end of 2002, we also identified operating segments by market segment, which consisted of e-commerce, telecommunications and service provider; government; and commercial and other customers. In 2001, we began to focus on indirect sales through channel partners regardless of the customer market served by those channel partners. In May 2002, we signed a key agreement with a particular channel partner, which partner began to ship product to its own customers during October 2002. Sales to that channel partner accounted for approximately 59.5% of our revenue during the fourth quarter of 2002 and approximately 25% of our revenue during the year ended December 31, 2002. We have no visibility into the type of markets and customers to which that channel partner, and many other channel partners, sell, and therefore no way to identify, record or track revenue generated by sales to those channel partners by market segment. Going forward, we expect sales to channel partners to increase. Therefore, beginning in 2003, we will no longer identify, record or track revenue and gross profit by market segment.

        We currently evaluate performance based on stand-alone segment revenue and gross profit. Because we do not currently maintain information regarding operating income at the operating segment level, such information is not presented.

        Information concerning revenue by product and service is as follows:

	SANet Families	Legacy and Other	Services	Tape Backup	Total
	(in thousands)
Year ended December 31, 2000:
Net revenue	$29,820	$70,727	$8,670	$11,980	$121,197

Gross profit	$12,196	$24,556	$4,660	$2,055	$43,467

Year ended December 31, 2001:
Net revenue	$27,494	$18,805	$5,308	$4,670	$56,277

Gross profit	$4,042	$5,986	$1,315	$116	$11,459

Year ended December 31, 2002:
Net revenue	$35,328	$6,710	$3,105	$1,793	$46,936

Gross profit (loss)	$(1,895)	$2,570	$526	$291	$1,492

        Information concerning revenue by market segment is as follows:

	E-commerce, Telecommunications and Service Providers	Government	Commercial and other	Total
	(in thousands)
Year ended December 31, 2000:
Net revenue	$47,659	$15,095	$58,443	$121,197

Gross profit	$15,599	$6,469	$21,399	$43,467

Year ended December 31, 2001:
Net revenue	$20,729	$9,202	$26,346	$56,277

Gross profit	$500	$3,220	$7,739	$11,459

Year ended December 31, 2002:
Net revenue	$10,500	$8,505	$27,931	$46,936

Gross profit (loss)	$1,380	$2,766	$(2,654)	$1,492

        Information concerning principal geographic areas in which we operate is as follows:

	As of and for the Year Ended December 31,
	2000	2001	2002
	(in thousands)
Revenue:
United States	$96,705	$39,332	$35,268
Europe	15,567	12,511	8,615
Asia	8,925	4,434	3,053

	$121,197	$56,277	$46,936

Income (loss) before income taxes:
United States	$(7,294)	$(26,425)	$(36,575)
Europe	3,897	(1,634)	(528)
Asia	2,257	(9)	(317)

	$(1,140)	$(28,068)	$(37,420)

Assets:
United States	$101,232	$43,066	$29,453
Europe	690	2,010	2,123
Asia	957	1,115	652

	$102,879	$46,191	$32,228

18.    Quarterly Financial Information (Unaudited)

        The information presented below reflects all adjustments, which, in the opinion of management, are of a normal and recurring nature, except per share amounts, necessary to present fairly the results of operations for the periods presented.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands)
Year Ended December 31, 2001:
Net revenue	$18,585	$14,898	$12,294	$10,500
Gross profit	1,761	4,397	3,813	1,488
Loss before income taxes	(12,704)	(5,730)	(3,256)	(6,378)
Net loss	(28,727)	(5,730)	(3,256)	(5,678)
Basic and diluted net loss per share	(1.17)	(0.23)	(0.13)	(0.23)
Year Ended December 31, 2002:
Net revenue	$10,890	$11,206	$8,584	$16,256
Gross profit (loss)	2,364	273	868	(2,013)
Loss before income taxes	(6,180)	(12,182)	(7,280)	(11,778)
Net loss	(6,180)	(8,882)	(7,280)	(11,961)
Net loss attributable to common stockholders	(6,180)	(8,882)	(7,280)	(12,417)
Basic and diluted net loss per share	(0.25)	(0.36)	(0.29)	(0.49)

10,000,000 Shares

Dot Hill Systems Corp.

Common Stock

PROSPECTUS
September 17, 2003

LEHMAN BROTHERS

DEUTSCHE BANK SECURITIES

RBC CAPITAL MARKETS

ROTH CAPITAL PARTNERS

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
Dot Hill Systems Corp.
THE OFFERING
ABOUT THIS PROSPECTUS
SUMMARY CONSOLIDATED FINANCIAL DATA
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
MARKET PRICE FOR OUR COMMON STOCK
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
SUMMARY COMPENSATION TABLE
FISCAL 2002 AGGREGATED OPTION EXERCISES AND VALUE OF OPTIONS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
UNDERWRITING
NOTICE TO CANADIAN RESIDENTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED—IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS (UNAUDITED—IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED—IN THOUSANDS)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
INDEPENDENT AUDITORS' REPORT
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2001 AND 2002 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (IN THOUSANDS, EXCEPT PER SHARE INFORMATION)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (IN THOUSANDS)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002 (IN THOUSANDS)
DOT HILL SYSTEMS CORP. AND SUBSIDIARIES NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 and 2002